                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


    -----------------------------------------------------------------------

                               In the Matter of

                           BAKER, FENTRESS & COMPANY

                         200 West Madison Street, #590

                            Chicago, Illinois 60606

                               File No. 811-2144

    -----------------------------------------------------------------------

                                  Application

        pursuant to Section 8(f) of the Investment Company Act of 1940

              for Order Declaring that Baker, Fentress & Company

                    Has Ceased to be an Investment Company.


    -----------------------------------------------------------------------

                   Communications regarding this Application

                            should be addressed to:


                                Janet D. Olsen
                              Bell, Boyd & Lloyd
                          Three First National Plaza
                                70 West Madison
                            Chicago, Illinois 60602
                                (312) 807-4311

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



-------------------------------
IN THE MATTER OF

 BAKER, FENTRESS & COMPANY               Application pursuant to Section 8(f) of
                                         the Investment Company Act of 1940 for
 200 West Madison Street, #590           Order Declaring that Baker, Fentress &
 Chicago, Illinois 60606                 Company Has Ceased to be an Investment
                                         Company.
File No. 811-2144
Investment Company Act of 1940
-------------------------------


     Baker, Fentress & Company (the "Company") hereby applies pursuant to
Section 8(f) of the Investment Company Act of 1940 (the "1940 Act") for an order of the Securities and Exchange Commission (the "Commission") declaring that the Company has ceased to be an investment company. The Company will qualify for the order upon completion of the implementation of the Plan For Distribution of Assets of Baker, Fentress & Company (the "Plan"), because at that time it no longer will be an "investment company" within the meaning of Section 3(a) of the 1940 Act. Under the Plan, the Company will distribute the Company's shares of Consolidated-Tomoka Land Co. ("CTO") to the Company's shareholders, sell all of the Company's publicly-traded securities and all or most of the Company's private placement securities and distribute the net proceeds (less certain expenses) to the Company's shareholders. The Company will continue in business as a holding company that owns Levin Management Co., Inc. ("Levin Management") and its subsidiaries.

I.   Background

     A.   Historical Development of the Company
          -------------------------------------

     The Company currently is a non-diversified, closed-end management investment company registered with the Commission under the 1940 Act. The Company began doing business in 1891 and the present Company was incorporated under the laws of Delaware in 1954. The Company conducted business as an investment banker and a broker-dealer in securities until 1960, when it became a private investment company.

     Since 1960, the Company's principal business has been the ownership and management of its investment portfolio, consisting predominantly of equity securities, both publicly-traded and privately-held. In 1970, the Company registered as an investment company under the 1940

Act. The Company's shares trade under the symbol "BKF" on the New York Stock Exchange (the "NYSE").

     The Company's investment objective is total return with an emphasis on capital appreciation. The Company also invests for the purpose of controlling and managing portfolio companies. For internal management purposes, the Company has divided its investment portfolio into four segments:

     . a diversified portfolio of investments in publicly-traded, predominantly large-cap companies with a focus on long-term appreciation and capital preservation;

     . investments in private placement securities generally acquired directly from issuing companies;

     . Levin Management and its subsidiaries, including John A. Levin & Co.,
       Inc. ("Levco"), a registered investment adviser that manages the Company's public portfolio; and

     . a 78.5% interest in CTO.

     The Company's investment portfolio is ordinarily substantially fully invested in common stocks and other equity-related securities such as preferred stock, debt securities convertible into, or, for private placements, accompanied by options or warrants to purchase equity securities, and stock-index options and stock-index futures.

     The Company acquired Levco in June 1996 as a vehicle through which the Company believed it could develop a broader financial services business. As part of the acquisition, the Company formed Levin Management to provide administrative and management services to Levco and its subsidiaries. The Company owns 100% of Levin Management, which in turn owns 100% of Levco. Levco owns 100% of LEVCO GP, Inc., which is the general partner of several investment partnerships managed by Levco, and LEVCO Securities, Inc., a registered broker-dealer. Levin Management, Levco and Levco's subsidiaries collectively are called the "Levco Companies" in this Application.

     Until the Company's acquisition of the Levco Companies in 1996, the Company's officers managed the Company's investments under the supervision of the Company's Board of Directors (the "Board"), without an investment adviser. Since June 1996, Levco has managed the Company's public portfolio and the Company's officers have continued to manage the Company's other investments.

     B.  Why the Company Will Not Be An Investment Company Upon Completion of
         --------------------------------------------------------------------
the Plan
--------

     In 1998, the Board established a strategic planning committee to explore ways to develop the Company's financial services business through Levco. This process later evolved into exploring the strategic alternatives that might be available to the Company for all of its assets and operations.

     In January 1999, the Company retained Lazard Freres & Co. LLC to provide advice to the Board and to develop a series of strategic alternatives to grow and strengthen the Company's assets and operations, and to enhance shareholder value.

     The Board met in February 1999 to discuss the strategic alternatives that Lazard Freres had developed, including the proposal that became the Plan. Several months later, the Board convened a special meeting at which the Company's advisors presented historical information to the Board about the Company, including detailed performance and discount information. Because the Levco Companies would be the Company's principal asset upon consummation of the Plan, the Board reviewed information about the Levco Companies, including information related to Levco's assets under management, Levco's investment performance and a variety of statistical and other data on Levin Management's consolidated financial condition. In May 1999, the Board preliminarily approved the Plan and issued a press release describing the Plan and its consequences to the Company's shareholders.

     On June 17, 1999, the Board met and unanimously concluded that the Plan was advisable and in the best interests of the Company's shareholders. The Board, including those directors who are not "interested persons" of the Company under the 1940 Act (who constitute a majority of the Board), considered and unanimously approved the Plan and authorized its submission to the Company's shareholders. A copy of the plan is attached hereto as Exhibit A. On July 22, 1999, the Company mailed proxy materials seeking shareholder approval of the Plan to the Company's shareholders. A copy of the proxy statement is attached hereto as Exhibit B.

     On August 19, 1999, the Company held a Special Meeting of Shareholders to vote on the Plan. Approval of the Plan required the affirmative vote of the holders of more than 50% of the Company's outstanding common stock. At the record date for the shareholders' meeting, the Company had 39,029,101 shares of common stock outstanding. The vote of the Company's shareholders on the Plan was as follows:

                   For                Against           Abstain
           ---------------------------------------------------------
           27,162,378 (69.60%)    960,767 (2.46%)    203,488 (0.52%)

     C.   The Plan for Distribution of Assets and Deregistration of the Company
          ---------------------------------------------------------------------

          1. Liquidation of the Company's Private and Public Portfolios and Distribution of Proceeds

     In accordance with the Plan, the Company's officers have begun their efforts to sell the securities in the private placement portfolio and Levco has begun selling the securities in the Company's public portfolio in an orderly manner, in each case, at prices and on terms and conditions the Company's officers and Levco believe are reasonable and in the best interests of the shareholders and the Company. As portfolio securities are sold, the Company's officers have invested the proceeds in short-term, high quality investments that the Company expects to sell just prior to a distribution so that it can include the sale proceeds with the distribution. The Company will keep enough cash to meet certain expenses and any securities that it cannot sell on terms it considers reasonable, until the Company can sell them at appropriate terms, at which time the Board will determine the disposition of the net proceeds.*

     As of June 30, 1999, the total value of the Company's public portfolio and private placement securities was approximately $614.6 million. Included in these totals are private placement securities (including publicly-traded securities that the Company had purchased as private placement securities) that the Board determined had fair values in the aggregate of approximately $39.5 million. The amount of proceeds from the sales of securities that the Company will distribute to shareholders will depend on, among other things, the values of the securities when they are sold and the costs the Company incurs, including commissions, to sell the securities. The final amounts the Company will distribute to shareholders may be more or less than the values of the Company's securities noted above. The Company will retain some of the sale proceeds to pay for the expenses of implementing the Plan, for a reverse stock split approved by the Company's shareholders, for operating the Company's Chicago office until it is closed, for on-going costs of the Company and for other expenses in connection with the Plan, including severance and other employee-related matters.

          2.   Distribution of CTO Shares

     The Plan also includes a special dividend to Company shareholders of all of the CTO shares owned by the Company. As a result of the distribution of CTO shares, Company shareholders will own the CTO shares directly and will enjoy greater flexibility in making investment decisions regarding CTO. After the distribution of the CTO shares, shareholders will own directly the same economic interest in CTO they now own through ownership of shares of the Company's stock. Company shareholders will receive 1 CTO share for each 7.8058 Company shares owned. On the distribution date, the Company will deliver all of the outstanding CTO shares that it owns to ChaseMellon Shareholder Services, LLC, the Distribution Agent. The Distribution Agent will cause the CTO shares to be re-registered and will then mail the certificates for (or otherwise deliver) the CTO shares to the Company shareholders entitled to receive them as of such record date.

          3.   Manner of Effecting the Distributions

     At a meeting on August 19, 1999, the Board determined that the Company will make its first distribution of cash and its in-kind distribution of CTO shares on September 24, 1999, to shareholders of record on August 30, 1999. The Company expects to distribute the balance of the net cash proceeds of the sales of the Company's securities investments (less the expenses

--------------------------
* At the date of this application, the Company believes that it is highly likely that all its private placement investments except one will be sold before year-end. The Company does not yet know whether it will be able to sell the remaining investment (valued at $8 million at June 30, 1999) by year-end.

described above) in one or two additional distributions (to shareholders of record at dates the Board will determine), with the final distribution on or about January 7, 2000. After its last distribution, except for any private placement securities that the Company may not be able to sell at acceptable prices, the Levco Companies will be the Company's principal remaining asset.

     Until the Company completes the distributions contemplated by the Plan and the order requested by this application is entered, the Board has the power to abandon, defer or modify the distributions or any other matter the Plan contemplates. The Board will take such an action only if it concludes that doing so will be in the best interests of the Company and its shareholders. The Board considers it very unlikely that it will take any such action.

     D.   The Company's Representations to its Shareholders and the Public
          ----------------------------------------------------------------

     In its representations to the public and its shareholders, the Company has consistently made clear its intention to seek to increase the value to shareholders of their investment in the Company by distributing substantially all of its assets, with the exception of the Levco Companies, ceasing to operate as an investment company and seeking an order from the Commission terminating the Company's registration as an investment company.

     On May 6, 1999, the Company publicly announced the Board's approval of a preliminary plan intended to increase shareholder value and continue the existence of the Company as a non-investment company that provided investment management services through Levco. The announcement stated that the Company would distribute substantially all of the assets of the Company, with the exception of the Levco Companies, seek an order terminating the Company's registration as an investment company and continue the existence of the Company as a non-investment company.

     On June 18, 1999, the Company issued a press release announcing that the Board had called a special meeting of the shareholders to vote on the Plan. The Company again stated its intention to cease operating as an investment company, distribute substantially all of its assets, and amend its Certificate of Incorporation to provide for a reverse split of the Company's common stock.

     In the Company's Proxy Statement relating to its Special Meeting of Shareholders held on August 19, 1999, the Company made the following statements regarding its intentions:

          1. Upon approval of the Plan by the Company's shareholders, the Company will stop investing in accordance with the Company's current investment objectives, restrictions and policies, liquidate the securities held in the public portfolio and continue liquidating the private portfolio.

          2. The Company will invest the proceeds of the sale of its investment securities in short-term, liquid investments.

          3. The Company will distribute the proceeds of the sale of its investment securities and the Company's shares of CTO to the Company's shareholders no later than early January 2000.

          4. The Company will prepare and file the documents necessary to deregister the Company as an investment company, and will close the Company's Chicago office after the Company has deregistered.

          5. The Company will continue in business as a holding company, the principal asset of which will be the Levco Companies.

     The Company's officers reaffirmed those intentions during presentations and in responses to questions to shareholders at the Special Meeting of Shareholders on August 19, 1999 in Chicago and at an informational meeting for shareholders in New York on August 20, 1999.

     The Company issued a press release on August 19, 1999 announcing that the Company's shareholders had approved the Plan and that the Board had authorized the first distribution of assets pursuant to the Plan.

     E.   Nature of the Company's Current Assets and Liabilities and Sources of
          ---------------------------------------------------------------------
          the Company's Current Income
          ----------------------------

          1.   Nature of the Company's Assets and Liabilities Prior to
               -------------------------------------------------------
               Shareholder Approval of the Plan
               --------------------------------

     The expected nature of the Company's assets and liabilities and the sources of its income after the consummation of the Plan will demonstrate that the Company no longer will be an investment company. At December 31, 1998 and through June 30, 1999, the Company's assets and liabilities were as follows:

                                                           12/31/98                   6/30/99
                                                           (Audited)                (Unaudited)
                                                          ------------              ------------
          Assets
            Investments:
            Portfolio Securities:
              Unaffiliated Issuers                        $450,717,807              $515,022,363
              Controlled Affiliates                        198,663,895               196,392,500
              Non-controlled affiliates                     57,940,221                30,048,529
              Money market securities                       24,980,556                11,988,750
          Cash                                              42,350,502                93,270,450
          Receivables                                        1,100,292                   968,679
          Dividends and Interest Receivable                    811,370                   664,169
          Other assets                                         680,022                   605,220
                                                          ------------              ------------
                Total Assets                               777,244,665               848,960,660
          Liabilities
            Bank Borrowing                                   5,000,000                 5,000,000
            Payable for Securities Purchased                         0                 2,848,302
            Payable to Affiliate for Investment                127,000                   130,000
              Management Fee
            Accounts payable and accrued                       795,441                   762,592
              liabilities
                                                          ------------              ------------
                Total Liabilities                            5,922,441                 8,740,894
                                                          ------------              ------------

          Net Assets                                      $771,322,224               840,219,766
          ======================================================================================

     The Company's audited financial statements at and for the year ended December 31, 1998, and unaudited financial statement at and for the period ended June 30, 1999 are attached hereto as Exhibit C.

     As of June 30, 1999, the Company's assets included its public and private portfolios, its interests in CTO and the Levco Companies, and cash and cash equivalents. The Company's public portfolio included investments in publicly-traded securities (which were predominantly in large-cap companies). The Company's private portfolio at that time included equity and equity-related securities of only three issuers, having a total fair value (as determined by the Board) of approximately $8.9 million and representing 1% of the Company's total net assets.

     At June 30, 1999, the Company owned 78.5% of the outstanding common stock of CTO. The Company's investment in CTO had a value of about $73 million at that date (based on the closing price of CTO's common stock on the American Stock Exchange that day) and represented 8.7% of the Company's total net assets.

     The Company's liabilities as of June 30, 1999 included a $5,000,000 bank borrowing and $2,848,302 payable for securities purchased. Also, the Company owed Levco $130,000 for investment management services provided, and had other accounts payable and accrued liabilities of $762,592.

          2.   Projected Nature of the Company's Assets and Liabilities Upon
               -------------------------------------------------------------
               Completion of the Plan
               ----------------------

     The accompanying unaudited pro forma consolidated statement of financial condition presents the balance sheets of the Company on a pro forma basis upon consummation of the Plan. After the Company's final distribution pursuant to the Plan (expected to be on or about January 7, 2000) the Company will have no operations other than as a holding company of the Levco Companies. The Consolidated Statement of Financial Condition presents, on a pro forma basis, the Company adjusted for the liquidation of substantially all of its private and public portfolios, the distribution of cash, the distribution of CTO shares and the recasting of the June 1996 acquisition of Levco as a purchase, taking into account intangible assets. The pro forma equity section has been adjusted to reflect a proposed contribution to equity of $45,000,000 of a $65,000,000 intercompany loan from the Company to Levin Management*, as well as the 6:1 reverse stock split that will occur as part of the Plan.


---------------------

* As of the date of this application, the Board has not yet decided whether or not to cause Levin Management to borrow from a third party lender to repay $20,000,000 of the intercompany loan. If the Board decides not to require that repayment, the entire $65,000,000 will be contributed to equity.

                           Baker, Fentress & Company
             Unaudited Pro Forma Statement of Financial Condition
                     (amounts in '000s, except share data)

                                                                                  Pro forma               Pro forma
                                                      December 31, 1998          adjustments          December 31, 1998
                                                      -----------------          -----------          -----------------
     Assets:
     ------
     Portfolio securities:
     ---------------------
     Unaffiliated issuers                                      $450,718  (c)       $(450,718)                         -
     Controlled affiliates other than LEVCO                      10,539  (c)         (10,539)                         -
     Investment in CTO                                           70,625  (c)         (70,625)                         -
     Investment in Levin Management                             117,500  (b)         (20,000)                   $76,036
                                                                         (e)         (21,464)
     Non-controlled affiliates                                   57,940  (c)         (57,940)                         -
                                                          -------------                               -----------------
     Total investments                                          707,322                                          76,036
                                                          -------------                               -----------------

     Cash and cash equivalents                                   67,331  (a)           1,912                      5,800
                                                                         (b)          15,000
                                                                         (c)         (78,443)
     Receivables and other assets                                 2,591  (a)          (2,591)                         -
                                                          -------------                               -----------------
     Total assets                                              $777,244                                         $81,836
                                                          =============                               =================

     Liabilities and stockholders' equity:
     ------------------------------------
     Bank borrowing                                            $  5,000  (b)       $  (5,000)                         -
     Accounts payable and accrued liabilities                       922  (a)           4,873                    $ 5,795
                                                          -------------                               -----------------
     Total liabilities                                            5,922                                           5,795
                                                          -------------                               -----------------

                                                          -------------
     Net assets                                                $771,322
                                                          -------------

     Common stock,$1 par value, authorized--                     39,029  (d)         (32,524)                     6,505
       60,000,000 shares; issued and outstanding-
       39,029,101 shares; 6,504,850 shares pro forma
     Capital surplus--additional paid in capital                463,425  (c)        (423,268)                    69,536
                                                                         (d)          32,524
                                                                         (e)          (3,145)
     Undistributed net realized gains                             9,766  (c)          (9,766)                         -
     Other retained earnings                                     48,057  (a)          (5,553)                         -
                                                                         (c)         (21,040)
                                                                         (e)         (21,464)
     Unrealized appreciation of investments                     211,045  (c)        (214,190)                         -

                                                                         (e)           3,145
                                                          -------------                               -----------------
     Total stockholders' equity                                 771,322                                          76,041
                                                          -------------                               -----------------

                                                          -------------                               -----------------
     Total liabilities and stockholders' equity                $777,244                                         $81,836
                                                          =============                               =================


---------------------------------
(a) To reflect the collection of receivables, reversal of advisory fee payable to LEVCO ($127) and accrual of costs in connection with the proposed plan ($5,000).
(b) To record the repayment of bank borrowing ($5,000), receipt of proposed partial loan repayment from LEVCO ($20,000) and contribution of the remainder of the loan to LEVCO's equity ($45,000). BKF has not yet determined whether LEVCO will repay such amount.
(c) To record the distribution of the investment in CTO, the sale of the portfolio securities and distribution of substantially all cash and cash equivalents of the Company.
(d) To record the proposed reverse stock split (6,504,850 shares will be issued and outstanding after the reverse split).
(e) To record the retroactive effect of accounting for the LEVCO transaction under purchase accounting.

                  Levin Management Co., Inc. and Subsidiaries
       Unaudited Pro Forma Consolidated Statement of Financial Condition
                     (amounts in `000s, except share data)

                                                                              Pro forma             Pro forma
                                                 December 31, 1998           adjustments        December 31, 1998
                                                 -----------------           -----------        -----------------
Assets:
-------
Current assets:
---------------
Cash and cash equivalents                             $      8,849  (a)      $    20,000             $      8,849
                                                                    (b)          (20,000)
Investment advisory fees receivable                          9,296  (c)             (127)                   9,169
Prepaid expenses and other current assets                      598                                            598
                                                 -----------------                              -----------------
Total current assets                                        18,743                                         18,616
                                                 -----------------                              -----------------


Investments in affiliated partnerships                       4,883                                          4,883
Fixed assets-net                                             2,987                                          2,987
Other assets                                                 1,454                                          1,454
Intangible assets:                                                                                              -
------------------
Goodwill                                                            (d)           23,721                   23,721
Employment contracts                                                (d)           23,721                   23,721
Investment advisory agreements                                      (d)           71,164                   71,164
Accumulated amortization                                            (d)          (38,498)                 (38,498)
                                                                                                                -
                                                 -----------------                              -----------------
Total assets                                          $     28,067                                   $    108,048
                                                 =================                              =================

Liabilities and stockholder's equity (deficit):
-----------------------------------------------
Current liabilities:
--------------------
Accrued expenses                                     $       1,376                                   $      1,376
Accrued bonuses                                             10,151                                         10,151
Income taxes payable                                           251                                            251
Loan Payable-Baker, Fentress & Company                      65,000  (e)       $  (45,000)
                                                                    (b)          (20,000)                       -
                                                 -----------------                              -----------------
Total current liabilities                                   76,778                                         11,778
                                                 -----------------                              -----------------

Accrued rent                                                   234                                            234
Loan payable                                                        (a)          (20,000)                  20,000
                                                 -----------------                              -----------------
Total current liabilities                                   77,012                                         32,012
                                                 -----------------                              -----------------

Stockholder's equity (deficit)
------------------------------
Common stock, $.01 par value: 1,000 shares
 authorized issued and outstanding
Additional paid in capital                                  55,517                     -                   55,517
Retained earnings(Accumulated deficit)                    (104,462) (c)             (127)                  20,519
                                                                    (e)           45,000
                                                                    (d)           80,108
                                                 -----------------                              -----------------
Total stockholder's equity (deficit)                       (48,945)                                        76,036
                                                 -----------------                              -----------------
Total liabilities and stockholder's equity            $     28,067                                   $    108,048
                                                 =================                              =================

     ------------------------
     (a) To record maximum amount of proposed loan from third party lender. BKF has not yet determined whether LEVCO will borrow any such amount from a third party lender.
     (b) To record the maximum proposed repayment of a portion of the loan payable to BKF.
     (c)  To reverse advisory fee receivable from BKF.
     (d)  To record the initial acquisition by BKF under purchase accounting.

                   Baker, Fentress & Company and Subsidiary
       Unaudited Pro Forma Consolidated Statement of Financial Condition
                     (amounts in '000s, except share data)

                                                       Pro forma                Pro forma                             Pro forma
                                              Baker, Fentress & Company Levin Management Co., Inc.  Intercompany     Consolidated
                                                 December 31, 1998          December 31, 1998      elimination (a) December 31, 1998
                                              ------------------------- -------------------------  --------------- -----------------
Assets:
------
Current assets:
--------------
Cash and cash equivalents                               $ 5,800                   $  8,849                              $ 14,649
Investment advisory fees receivable                                                  9,169                                 9,169
Prepaid expenses and other current                                                     598                                   598
  assets
                                                        -------                   --------                              --------
Total current assets                                      5,800                     18,616                                24,416
                                                        -------                   --------                              --------

Noncurrent assets:
-----------------
Investments in affiliated partnerships                                               4,883                                 4,883
Fixed assets-net                                                                     2,987                                 2,987
Other assets                                                                         1,454                                 1,454
Intangible assets:
-----------------
Goodwill                                                                            23,721                                23,721
Employment contracts                                                                23,721                                23,721
Investment advisory agreements                                                      71,164                                71,164
Accumulated amortization                                                           (38,498)                              (38,498)
Investment in Levin Management                           76,036                                       $(76,036)                -
                                                        -------                   --------                              --------
Total assets                                            $81,836                   $108,048                              $113,848
                                                        =======                   ========                              ========

Liabilities and stockholders' equity
------------------------------------
Current liabilities:
-------------------
Accrued expenses                                        $ 5,795                   $  1,376                              $  7,171
Accrued bonuses                                                                     10,151                                10,151
Income taxes payable                                                                   251                                   251
                                                        -------                   --------                              --------
Total current liabilities                                 5,795                     11,778                                17,573
                                                        -------                   --------                              --------

Accrued rent                                                                           234                                   234
Loan payable                                                                        20,000                                20,000
                                                                                                                               -
                                                        -------                   --------                              --------
Total liabilities                                         5,795                     32,012                                37,807
                                                        -------                   --------                              --------

Stockholders' equity:
---------------------
Common stock, $1 par value,                               6,505                                                            6,505
  authorized-
 60,000,000 shares; issued and
  outstanding-
 6,504,850 shares
Additional paid in capital                               69,536                     55,517            $(76,036)           49,017
Retained earnings                                                                   20,519                                20,519
                                                        -------                   --------                              --------
Total stockholders' equity                               76,041                     76,036                                76,041
                                                        -------                   --------                              --------

                                                        -------                   --------                              --------
Total liabilities and stockholders'
  equity                                                $81,836                   $108,048                              $113,848
                                                        =======                   ========                              ========

(a)-To eliminate the investment in LEVCO.

    ----------------------------------------------------------------------------
    (c) To record the maximum contribution of the remainder of the loan payable to equity.

     3.   Income of the Company Following Consummation of the Plan
          --------------------------------------------------------

     The Company currently derives its income from its investments. As evident from the unaudited pro forma financial statements, after completion of implementation of the Plan, the Company will have only one significant source of income -- its investment advisory business operated through the Levco Companies.

     After consummation of the Plan, the Company does not expect to receive income from investment securities* or to invest its net income in investment securities within the meaning of Section 3(a)(2) of the 1940 Act, except as discussed below. The Company expects that it may invest in short-term debt securities as a cash management tool. The Company intends to manage its cash and its investments in such a way as to avoid again coming within the definition of an investment company under the 1940 Act.

     Shown below is the Levin Management Co., Inc. and Subsidiaries pro forma Consolidated Statement of Income, which is presented since it is representative of the Company's operations anticipated pursuant to the Plan. The Levin Management Co., Inc. and Subsidiaries pro forma Consolidated Statement of Income presents the pro forma results of operations adjusted for the decreased investment management fee revenue resulting from the liquidation of the Company's public portfolio and related receivables and adjusted for the amortization expense on intangible assets based on the recasting of the June 1996 acquisition of Levco using purchase accounting. The Unaudited Pro Forma Consolidated Statement of Income does not reflect the non-recurring charge relating to the change in accounting to record the Levco transaction under purchase accounting. This charge will be reflected in the Company's consolidated statement of income in the first quarter following this change in accounting principle.

     After completion of all distributions, expected to occur on or about January 7, 2000, and the entry of the order requested by this application, the Company will become a regular operating company subject to corporate level income taxes.

--------------------
* The single private placement investment the Company believes it may have after the distributions pursuant to the Plan have been completed is not income-producing.

                  Levin Management Co., Inc. and Subsidiaries
             Unaudited Pro Forma Consolidated Statement of Income
              (amounts in 000s, except share and per share data)

                                                                                   Pro forma
                                          Year Ended              Pro forma       Year Ended
                                       December 31, 1998         Adjustments   December 31, 1998
Revenues:
---------

Investment advisory fees                    $35,453        (a)     $(1,525)          $33,928
Incentive fees                                4,531                     --             4,531
Commission income--net                        1,395                     --             1,395
                                            -------                                ---------

    Total revenues                           41,379                                   39,854
                                            -------                                ---------

Expenses:
---------

Employee compensation and benefits           21,561        (a)        (750)           20,811
Occupancy & equipment rental                  1,614                     --             1,614
Other operating expenses                      4,499        (b)       1,408             5,907
                                            -------                                ---------

    Total expense                            27,674                                   28,332
                                            -------                                ---------

Income before interest, taxes
  and amortization                           13,705                 (2,183)           11,522
Interest income                                 351                     --               351
Interest expense--BKF                         6,391        (c)      (6,391)               --
Interest expense--bank loan                      --        (d)       1,314             1,314
Amortization of intangibles                      --        (e)      12,078            12,078
                                            -------                                ---------

Income (loss) before taxes                    7,665                                   (1,519)
                                            -------                                ---------

Provision for income taxes                    3,322        (f)       1,244             4,566
                                            -------                                ---------
    Net income (loss)                       $ 4,343                                $  (6,085)
                                            -------                                ---------
Net (loss) per share:
    Basic and diluted                                      (g)                     $   (0.94)
                                                                                   ---------

Weighted average shares
  outstanding--basic and diluted                           (g)                     6,504,850
                                                                                   =========

-----------------------
(a) To adjust the advisory fee for the revenue earned by LEVCO for the management of the BKF public portfolio and the corresponding reduction in employee bonuses.
(b) To record additional operating expenses to be borne by LEVCO which had previously been borne by BKF.
(c) To reverse the interest paid to BKF on the loan, assuming that a portion will be repaid ($20,000) and the remainder will be contributed to LEVCO's capital ($45,000).
(d) To record the estimated interest expense on the proposed $20,000 bank loan from a third party lender; BKF has not yet determined whether LEVCO will borrow such amount.
(e) To record the amortization of the intangible assets which were recorded under the original acquisition of LEVCO by BKF.
(f)  To record additional taxes for the pro forma adjustments.

     F.   Activities of the Company's Officers and Directors
          --------------------------------------------------

     Before implementation of the Plan, the Company's officers and directors spent the largest portion of their time in the management of the Company's investment portfolios and the general business and affairs of the Company. After completion of the Plan, the Company's officers and directors will not spend any part of their time managing the Company's investment portfolio. Instead, the Company's officers and directors will manage the affairs of the Company as an operating company (which primarily will include managing the assets of investment advisory clients). In addition, during the second quarter of 2000 the Company will close its Chicago office and release all but one of the Company's officers and employees who currently work out of that office. The Company expects to appoint new officers from among the officers and employees of Levin Management, whose duties relate to the operation of the Levco Companies.

     G.   The Company's Decision to Deregister as an Investment Company
          -------------------------------------------------------------

     The Company believes that it cannot continue to be registered under the 1940 Act given the decision to discontinue the Company's investment operations and focus on potential further expansion of the investment advisory business.

     The Company's common stock historically has traded at a larger, more persistent discount than the common stock of many other closed-end equity funds. In an analysis by Lazard Freres, Lazard Freres noted that (based on values as of April 30, 1999) after completion of the Plan, the assets distributed to the shareholders would have an estimated aggregate after-tax value of $606.8 million, or $15.55 per share, comprised of $541.8 million in cash, or $13.88 per share, and $65.0 million in CTO Shares, or $1.67 per share of Company stock. Lazard Freres further noted that, following completion of the Plan, the Company's shareholders would retain an interest in the Levco Companies through their ownership of Company shares and that the distributed assets included no value for such interest other than the proposed $20.0 million from partial repayment of the Company's $65.0 million loan to Levin Management. Lazard Freres compared the aggregate of the after-tax amount set forth above and the estimated post-Plan value of the Company shares to the April 30, 1999 market price of $15.44 for the Company shares. Assuming the Levco Companies borrow $20 million of debt, with the proceeds used in partial repayment of the Company's $65 million loan to Levin Management and the remainder of the loan converted by the Company to equity of Levin Management. Lazard Freres noted that the Company's shareholders would receive distributed assets with an estimated after-tax value of $17.98 per Company share, representing a premium of 16.5% over the April 30, 1999 market price for the Company shares.

--------------------
* As noted above, it is possible that the Board will decide to contribute the entire $65,000,000 to Levin Management's capital. Lazard Freres noted that, if that were the case, the assets distributed to shareholders would have an estimated aggregate after-tax value of $586.8 million, or $15.04 per share, with a corresponding increase in the asset value of the Levin Companies, so that the total estimated after-tax value would be unchanged at $17.98 per share.

     The Board believes further that the Company will enjoy greater flexibility and freedom to devote its attention to running its businesses as an operating company if it is no longer subject to the bookkeeping, recordkeeping and compliance provisions of the 1940 Act.

     H.   The Company's Business Plan
          ---------------------------

     The principal asset of the Company following consummation of the Plan will be the Levco Companies. The Company believes that implementing the Plan will provide the Levco Companies with opportunities for growth by eliminating the restrictions on its activities that the 1940 Act imposes.

     Levco is a registered investment adviser that specializes in managing equity portfolios for institutional and individual investors primarily in the United States. Levco manages most accounts pursuant to a large cap value strategy, but the firm also offers an event-driven, risk arbitrage product and other more specialized investment programs.

     In addition to serving as investment adviser to the Company for its public portfolio, Levco also serves as an adviser or subadviser to other registered investment companies. Through its wholly-owned subsidiary, LEVCO GP, Inc., Levco acts as the general partner of a number of private investment partnerships and serves directly as an adviser to private investment vehicles organized outside the United States. For managing these vehicles, Levco and LEVCO GP, Inc. are entitled to receive both a fixed management fee based on a percentage of the assets and a share of net profits.

     I.   Other Information
          -----------------

     The Company is not a party to any litigation or any other administrative proceeding.

     The Company has only one class of equity securities outstanding, its common stock, par value $1.00 per share. At August 19, 1999 (the date of the Special Meeting of Shareholders), there were 39,029,101 shares of the Company's common stock outstanding. The Company had 2,301 shareholders of record at August 19, 1999.

     At June 30, 1999, the Company had total assets of $848,960,660, net assets of $840,219,766, and a net asset value per share of $21.53.

     The Company has not, within the last 18 months, for any reason transferred any of its assets to a separate trust, the beneficiaries of which were or are securityholders of the Company.

II.  Applicable Statutory Provisions

     Section 8(f) of the 1940 Act provides that "whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect." The Company will qualify for an order under Section

8(f) because, upon the completion of the Plan, it no longer will meet the definition of an investment company under the 1940 Act.

     Section 3(a)(1)(A) of the 1940 Act defines an investment company as an issuer which "is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities."

     Section 3(a)(1)(C) of the 1940 Act defines an investment company as an issuer which "is engaged or proposed to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

     Section 3(a)(2) provides, in pertinent part, that, "As used in this section, `investment securities' includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which: (i) are not investment companies..."

     Section 3(b)(1) of the 1940 Act provides that, "Notwithstanding paragraph
(1)(C) of subsection (a), none of the following persons is an investment company within the meaning of [the 1940 Act]: (1) Any issuer primarily engaged, directly, or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities."

III. Discussion

     Upon completion of the Plan, the Company no longer will meet the definition of an investment company under the 1940 Act, and continued registration as an investment company under the 1940 Act no longer will be necessary to provide sufficient protection of the shareholders of the Company.

     A.   The Company Will Not Be a Section 3(a)(1)(C) Investment Company
          ---------------------------------------------------------------

     The Company no longer will qualify as an investment company as defined in
Section 3(a)(1)(C) of the 1940 Act once the Company has completed the Plan. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities with a value exceeding 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

     As shown by the Company's pro forma statement of assets and liabilities after completion of the Plan, the Company will not own, and the Company represents that it does not and will not propose to acquire, "investment securities" having a value exceeding 40% of the value of its total assets, as calculated for purposes of Section 3(a)(1)(C). A summary comparison of the composition of the Company's assets at December 31, 1998 and January 7, 2000 after completion of the Plan appears below:

                                                      pro forma       After
                                         12/31/98    adjustments     1/7/2000
                                         ------------------------------------
Investments at Value (000's):
Unaffiliated issuers                     $450,718     $(450,718)            -
Controlled affiliates other than LEVCO     10,539       (10,539)            -
Investment in CTO                          70,625       (70,625)            -
Investment in Levin Management            117,500       (20,000)      $76,036
                                                        (21,464)
Non-controlled affiliates                  57,940       (57,940)            -

Total investments                         707,322                      76,036

Cash and cash equivalents                  67,331         1,912         5,800
                                                         15,000
                                                        (78,443)
Receivables and other assets                2,591        (2,591)            -
                                        -------------------------------------
Total assets                             $777,244                     $81,836
                                        =====================================

     Because Levin Management is a wholly-owned subsidiary of the Company, the common stock of Levin Management owned by the Company is not an "investment security" within the meaning of Section 3(a)(2). Thus, giving effect to the Plan when it is completed on or about January 7, 2000, the Company's "investment securities" for purposes of the Section 3(a)(1)(C) definition will have a value of $0. The Company's total investments at that date, giving effect to the Plan and excluding cash and government securities, will have a value of $76,036,000. The Company's investment securities therefore will represent 0% of the Company's total assets (net of cash and government securities) upon completion of the Plan, on an unconsolidated basis.

     The Company intends to continue to develop and expand its operating business or businesses as a holding company to an investment advisory firm. The Company has no intention to increase the number of investment securities held by it.

     Because the Company's investment securities will represent less than 40% of the value of its total assets after it completes the distributions to shareholders, the Company no longer will be an investment company under Section 3(a)(1)(C) of the 1940 Act.

     B.  The Company Will Not Be a Section 3(a)(1)(A) Investment Company
         ---------------------------------------------------------------

     The Company no longer will be an investment company as defined in Section 3(a)(1)(A) of the 1940 Act after completion of the Plan. Once the Company completes the final distributions to shareholders, the Company no longer will primarily be engaged in the business of investing and reinvesting in securities and no longer will hold itself out as being so engaged. Rather, the Company will simply be a holding company that owns the Levco Companies.

     Whether an issuer is primarily engaged in the business of investing and reinvesting in securities is a question of fact. In analyzing that question, the Commission and the courts have generally referred to the following factors: (1) its public representations of policy; (2) the activity of its officers and directors; (3) the nature of its present assets; (4) the sources of its present income; and (5) the issuer's historical development. Although the Commission and the courts developed those factors primarily in analyses under Section 3(b)(2) of the 1940 Act, they apply equally to analyses under Section 3(a)(1)(A). Tonopah Mining Company of Nevada, 26 SEC 426 (1947); Certain Prima Facie Investment Companies, Investment Company Act Release No. 10937 (November 13, 1979), [1979-80] Fed. Sec. L. Rep. (CCH) (P) 82,465, n. 24. See also, Amendment No. 3 to Application for an Order pursuant to
Section 8(f) of the Investment Company Act of 1940 Declaring that IIC Industries Inc. (formerly Israel Investors Corporation) Has Ceased to be an Investment Company, filed with the Commission on June 23, 1992. In Tonopah, the Commission gave the most weight to the nature of present assets and the sources of present income.

     Under the five factor test from Tonopah, after the Company completes the Plan, it will not be primarily engaged in the business of investing and reinvesting securities. First, once the Company completes the Plan, it expects to have only one small traditional securities investment, which it will dispose of as soon as it believes it can do so on acceptable terms, and does not expect to have any additional such investments. Thereafter, the Company will not have any "investment securities" and, accordingly, will generate all of its income from its holding in the Levco Companies.

     The Company's officers and directors will not spend any significant part of their time in connection with managing the Company's investment portfolio once the Plan is completed. All but one of the Company's employees and officers in Chicago will lose their jobs as a result of implementation of the Plan. The Company expects to name as its officers persons who are employees of Levin Management and whose primary duties relate, and will relate, to management of the Levco Companies. After completion of the Plan, the Company's officers and directors will manage the affairs of the Company as an operating company. (See
Section I.F. "Activities of the Company's Officers and Directors on page 15 herein).

     In addition, promptly after the Company's shareholders approved the Plan, the Company began to sell the securities in its public and private portfolios, evidencing its desire no longer to operate as a registered investment company. (See Section I.C. "The Plan for Distribution of Assets and Deregistration of the Company" on page 4 herein).

     Finally, although the Company has been a registered investment company since 1970, the Company clearly indicated to the public and its shareholders its intention to cease operating as a registered investment company in its press releases dated May 6, 1999 and June 18, 1999, and in its proxy statement dated July 22, 1999. Consequently, the Company no longer will hold itself out as being engaged in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act. For example, in the Company's proxy statement dated July 22, 1999, the Company stated:

     The Plan provides for the sale of the securities in the public and private portfolios. . . The Company will distribute the net cash proceeds of the sales of the

     Company's securities investments to shareholders on a proportionate basis, based upon the number of shares each shareholder owns at various record dates that the Company will determine and announce.

     The Company also stated in the proxy statement: "The Plan provides for the eventual cessation of the Company's investment activities and its deregistration under the Investment Company Act, which requires the SEC to enter an order declaring that the Company has ceased to be an investment company." (See Section I.D. "The Company's Representations to its Shareholders and the Public" on page 7 herein). For the foregoing reasons, after the completion of the Plan, the Company no longer will be an investment company under Section 3(a)(1)(A) of the 1940 Act.

     C.   Shareholders Will Retain the Protections Afforded by the 1934 Act

     After entry of the order requested by this Application, the Company will continue as a publicly-held company subject to the reporting and other requirements of the Securities Exchange Act of 1934 (the "1934 Act"). The Company believes that its compliance with the requirements of the 1934 Act will provide for sufficient protection of its shareholders to make continued registration as an investment company under the 1940 Act unnecessary.

IV.  Additional Representations

     1. After completion of the Plan, the Company will not operate its business so as to be an investment company required to be registered under the 1940 Act.

     2. After completion of the Plan, the Company will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

     3. Once deregistered, Levco, located at One Rockefeller Plaza, New York, NY 10020, (212-332-8400), will be responsible for the maintenance and preservation of the Company's records in accordance with Rules 31a-1 and 31a-2 under the 1940 Act.

V.   Conclusion

     The Company qualifies for an order of the Commission pursuant to Section 8(f) of the 1940 Act declaring that, upon completion of the Plan, the Company has ceased to be an investment company because the Company no longer will be, nor will it hold itself out as, a company primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities and no longer will own investment securities that have a value exceeding 40% of its total assets.

VI.  Procedural Matters Relating to the Application

     Pursuant to Rule 0-2(c) under the 1940 Act, the Company states that the Board, by resolution duly adopted and attached hereto as Exhibit D, has authorized any officer of the

Company to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

     The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit E. All other requirements for the execution and filing of this Application in the name of, and on behalf of, the Company by the undersigned officer of the Company have been complied with and such officer is fully authorized to do so.

     Pursuant to Rule 0-2(f) under the 1940 Act, the Company states that its address is 200 West Madison Street, Suite 590, Chicago, Illinois 60606, and the Company further states that all communications or questions concerning this Application or any amendment thereto should be directed to Janet D. Olsen or Alan Goldberg, Bell, Boyd & Lloyd, Three First National Plaza, Chicago, Illinois 60602, (312) 372-1121.

     It is desired that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

     The proposed notice of the filing of this Application required by Rule 0-2(g) under the 1940 Act is attached hereto as Exhibit F and incorporated herein by reference.


     [The remainder of this page intentionally left blank.]

     The Company has caused this Application to be duly signed on its behalf on the date and year set forth below.


                                BAKER, FENTRESS & COMPANY


                                By: /s/ James P. Gorter
                                    James P. Gorter
                                    Chairman of the Board


                                Date: September 2, 1999

                               Index to Exhibits

Exhibit A      Plan For Distribution of Assets of Baker, Fentress & Company

Exhibit B      Proxy Statement for Special Meeting of Shareholders of Baker,
               Fentress & Company dated July 22, 1999

Exhibit C      The Company's audited financial statements at and for the year ended December 31, 1998, and unaudited financial statements at and for the period ended June 30, 1999

Exhibit D      Board of Directors Resolution as Required by Rule 0-2(c)

Exhibit E      Verification as Required by Rule 0-2(d)

Exhibit F      Proposed Form of Notice

                                   EXHIBIT A
                                   ---------

Plan for distribution of assets of Baker, Fentress & Company

APPENDIX A: Plan for Distribution of Assets for Baker, Fentress & Company

                        PLAN FOR DISTRIBUTION OF ASSETS
                                      OF
                           BAKER, FENTRESS & COMPANY

  WHEREAS, Baker, Fentress & Company (the "Company"), a Delaware corporation, is a closed-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and


  WHEREAS, the Company's investments consist of (i) a portfolio of publicly traded securities (the "Public Portfolio") managed by John A. Levin & Co. Inc. ("LEVCO") pursuant to a portfolio management agreement dated December 30, 1998 (the "Management Agreement") with the Company; (ii) certain private placement investments (the "Private Portfolio"); (iii) shares of Levin Management Co., Inc., a wholly-owned subsidiary of the Company and the parent company of LEVCO; and (iv) shares of Consolidated-Tomoka Land Co. ("CTO"), a majority-owned subsidiary of the Company; and


  WHEREAS, the Board has determined that distribution to the Company's shareholders, in cash or in kind, of substantially all the Company's assets other than the Company's shares of Levin Management Co., Inc. is in the best interests of the Company's shareholders;


  WHEREAS, the Board has directed that this Plan be submitted to the holders of the Company's outstanding shares of common stock for their approval or disapproval at a special meeting of stockholders in accordance with the requirements of the Delaware General Corporation Law (the "DGCL") and the Company's Articles of Incorporation, as amended (the "Articles") and has authorized the filing with the Securities and Exchange Commission (the "Commission") and distribution of a proxy statement (the "Proxy Statement") in connection with the solicitation of proxies for such meeting;


  NOW, THEREFORE, the Board hereby adopts and sets forth this Plan for Distribution of Assets of Baker, Fentress & Company as follows:

1.Effective Date of Plan. The effective date of this Plan (the "Effective
        Date") shall be the date on which this Plan is approved by the stockholders of the Company in accordance with the DGCL.

2.Private Portfolio. The officers of the Company shall continue their efforts to sell or otherwise liquidate the Company's investments in its Private Portfolio, consisting of the securities listed on Appendix A, at the date of adoption of the Plan by the Board and as previously authorized by the Board.

3.Management of the Public Portfolio. From the date of adoption of the Plan by the Board through the Effective Date, the Company's Public Portfolio shall continue to be managed by LEVCO pursuant to the Company's existing investment objective, policies and restrictions. After the Effective Date, LEVCO shall cease to manage the Public Portfolio in accordance with the Company's current investment objectives, restrictions and policies and shall begin an orderly liquidation of the securities held in the Public Portfolio pursuant to the Plan.

4.Management of Cash. Cash received from the sale of Public Portfolio and Private Portfolio securities shall be managed by the officers of the Company under the supervision of the Board and shall not be part of the Public Portfolio subject to the Management Agreement.

5.Sale or Liquidation of Assets. As of the Effective Date, the Company and
        LEVCO, under the supervision of the Board, shall have the authority to, and as soon as practicable after the Effective Date, but in no event later than December 31, 2000, sell and liquidate the securities held in the Public Portfolio and, to the maximum extent possible, the securities remaining in the Company's Private Portfolio, and engage in such other transactions as may be appropriate to the disposition of those securities, including, without limitation, consummation of the transactions described in the Proxy Statement.

6.Provisions for Liabilities. The Company shall pay or discharge or set aside a reserve fund for, or otherwise provide for the payment or discharge of, any liabilities and obligations, including, without limitation, contingent liabilities.

7.Distribution of CTO Shares. The Company's shares of CTO shall be distributed to the Company's shareholders upon such specific terms, including record date, payment date and provision for fractional shares, as the Board declares by resolution.

8.Distributions to Stockholders. The net proceeds of the sales of securities as provided in paragraph 5 shall be distributed to the Company's shareholders at such dates and times, to shareholders of record at such dates and times, as the Board declares by resolution.

9.Filings. As soon as practicable, the Company shall prepare and file Form N-
        8F under the 1940 Act and any other documents as are necessary to effect the de-registration of the Company in accordance with the 1940 Act and any other applicable securities laws, and any rules and regulations of the Commission.

10. Expenses of the Sales and Distributions. The Company shall bear all of the expenses incurred by it in carrying out this Plan, including, but not limited to, all printing, legal, investment banking, accounting, custodian and transfer agency fees, and the expenses of any reports to, or meeting of, stockholders whether or not the transactions contemplated by this Plan are effected.

11. Amendment or Abandonment of Plan. The Board may modify or amend this Plan at any time without stockholder approval if it determines that such action would be advisable and in the best interests of the Company and its stockholders. If any amendment or modification to this Plan appears necessary and in the judgment of the Board will materially and adversely affect the interests of the stockholders, such an amendment or modification will be submitted to the stockholders for approval. In addition, the Board may abandon this Plan without stockholder approval at any time if it determines that abandonment would be advisable and in the best interests of the Company and its stockholders.

12. Powers of Board and Officers. The Board and the officers of the Company are authorized to approve such changes to the terms of any of the transactions referred to herein, to interpret any of the provisions of this Plan, and to make, execute and deliver such other agreements, conveyances, assignments, transfers, certificates and other documents and take such other action as the Board and the officers of the Company deem necessary or desirable in order to carry out the provisions of this Plan and effect the transactions described in the Plan in accordance with the Code, the DGCL and any rules and regulations of the U.S. Securities and Exchange Commission, or any state securities commission, including, without limitation, any Articles of Amendment, Articles Supplementary, or other documents, and deregistering the Company under the 1940 Act, as well as the preparation and filing of any tax returns.

13. Appraisal rights. Stockholders will not be entitled to appraisal rights under Delaware law in connection with the Plan.

  IN WITNESS WHEREOF, the Board of Directors of the Company has caused this Plan to be executed by the Company as of this 17th day of June, 1999.

                                          BAKER, FENTRESS & COMPANY

                                          By: /s/ John A. Levin

                                          John A. Levin
                                          President

                                   Appendix A

Citadel Communications
Paracelsus
Security Capital
Durolite
  Durolite International Conv. Preferred
  Durolite International Sub. Note
  Durolite Europe Holdings Warrants
  Durolite Europe Holdings Prom. Note
E-Sales
Golder, Thoma Cressey Fund II L.P.
Phillips Smith Spec. Retail Group L.P.

                                   EXHIBIT B
                                   ---------

Proxy statement for special meeting of shareholders of Baker, Fentress & Company dated July 22, 1999.

                           Baker, Fentress & Company

                               Established 1891
      200 WEST MADISON STREET . CHICAGO, ILLINOIS 60606 . (800) BKF-1891

                                                                  July 22, 1999

To Our Fellow Shareholders:

  Baker, Fentress & Company will hold a Special Meeting of Shareholders on August 19, 1999 in Chicago. The purpose of the meeting is to give you the chance to vote on the proposed Plan For Distribution of Assets of Baker, Fentress & Company. The accompanying proxy statement provides a detailed discussion of the Plan and the proposed changes to the Company. Please read it carefully before you vote your shares. This list of questions and answers is meant to provide you with a helpful summary of some of the information contained in the proxy statement.

Q: WHY IS THE COMPANY SENDING ME A PROXY STATEMENT?

  As a shareholder, you have the right to vote on major policy decisions, such as those included in the Plan. The proxy statement explains the changes contemplated by the proposed Plan, why the Board believes the Plan is appropriate and in the best interests of shareholders and what will happen to the Company if shareholders approve the Plan.

Q: WHAT AM I BEING ASKED TO VOTE ON AT THE MEETING?

The Company is asking shareholders to approve the Plan. If shareholders approve the Plan, the Company will:

  . sell all the Company's publicly-traded securities and all or most of the Company's private placement securities and distribute the proceeds (less incurred and anticipated expenses of the Plan) to the Company's shareholders;

  . distribute the Company's shares of Consolidated-Tomoka Land Co. to the Company's shareholders; and

  . deregister as an investment company under the Investment Company Act of 1940 after the asset distributions are complete, and become an operating company with its principal asset being its indirect investment in the John A. Levin & Co. Inc., a registered investment adviser, and its related companies.

  The Company is also asking shareholders to approve a reverse stock split of the Company's common stock to reduce the number of shares outstanding and increase the per share price of the Company's stock after the Company completes the proposed distribution of most of its assets.

Q: WHY IS THE BOARD RECOMMENDING THIS COURSE OF ACTION?

  The Company's stock has historically traded at a larger, more persistent discount to net asset value than many other closed-end funds. The Board believes the Plan is an effective way to maximize shareholder value by allowing the Company's shareholders to realize the value of a large part of that discount and is in the best interests of the Company's shareholders.

Q: HAS THERE BEEN ANY CHANGE IN HOW THE COMPANY'S INVESTMENTS HAVE BEEN
   MANAGED AS A RESULT OF THE BOARD'S ADOPTION OF THE PLAN?

  No. The Company and John A. Levin & Co., Inc. have been managing the Company's investments in the same fashion as they did prior to the Board's adoption of the Plan.

Q: WHEN WILL THE PLAN TAKE EFFECT?

  The Plan will become effective immediately after the Company's shareholders approve the Plan, although the Company will not complete implementing the Plan for several months. Until the Plan has been completely implemented, the Board has the power to change or modify the Plan if it concludes that doing so will be in the best interests of the Company and its shareholders.

Q: WHEN WILL THE COMPANY PAY THE DISTRIBUTIONS CONTEMPLATED UNDER THE PLAN?

  The Company believes that it will make a distribution from realized capital gains on or about September 24, 1999, and expects to distribute its CTO Shares to shareholders about the same time. The Company plans to distribute the balance of the net cash proceeds in one or two additional distributions. If the Company decides to make one additional distribution, the Company believes it will be on or about January 7, 2000. However, if the Company decides to make two additional distributions, the Company believes the second distribution will occur in late December 1999, with a final distribution on or about January 7, 2000. These dates are tentative and the Board may change them. Please refer to page 12 of the attached proxy statement for a full description of the proposed distributions.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE PLAN?

  The Company's distribution (estimated at about 88.5% of net assets as of May 31, 1999) will have tax consequences to the Company's shareholders. The distributions of cash from the sale of the Company's securities will be taxable. The taxable amounts will depend on the amounts received by the Company for the securities sold, the Company's basis in those securities, and your basis in your Company Shares. The distribution of the CTO Shares also will be taxable and will depend on the number of CTO Shares you receive from the Company, the Company's basis in such shares and the market value of the CTO Shares on the date of the distribution. We strongly urge you to carefully review all of these tax consequences, which are described in the attached proxy statement. We also suggest that you consult Appendix E in the Proxy Statement, which provides shareholders with some examples of the financial and tax results of the Plan.

Q: WILL THE PLAN CHANGE THE COMPANY'S CURRENT DISTRIBUTION POLICY?

  Yes. The distributions described in the previous question will be a significant portion of the Company's net assets (estimated at about 88.5% as of May 31, 1999). The 8% distribution policy will no longer be in effect after completion of the Plan.

Q: WHAT SECURITIES WILL I BE LEFT WITH AFTER THE DISTRIBUTIONS UNDER THE
   PROPOSED PLAN ARE COMPLETED?

  After the various distributions described above, you will own a pro rata share of the common stock of CTO distributed as part of the Plan. In addition, you will be left with a pro rata share of the Company, whose principal asset will be an indirect investment in John A. Levin & Co., Inc. and its related companies.

Q: WHY NOT CONVERT THE COMPANY INTO AN OPEN-END FUND?

  Although the Board considered converting the Company into an open-end fund, the Board rejected this course of action because the Company's asset composition would make compliance with the regulatory requirements applicable to open-end companies difficult or impossible, and because the Board anticipated that the level of redemptions immediately following open-ending likely would be quite high, which could significantly disadvantage shareholders who chose not to redeem.

Q: HOW DO THE DIRECTORS RECOMMEND THAT I VOTE?

  The directors recommend that you vote "For" (in favor of) these proposals.

Q: WHAT IF I HAVE QUESTIONS?

  If you have questions about the Plan, or anything else in the proxy statement, you may call the Company at 1-800-BKF-1891, or Corporate Investor Communications, Inc. at 1-201-896-1900.

     James P. Gorter                                       John A. Levin
     Chairman of the Board                                 President

                           Baker, Fentress & Company
                               Established 1891

        200 WEST MADISON STREET CHICAGO, ILLINOIS 60606 (800) BKF-1891

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To Be Held on August 19, 1999

Fellow Shareholders:

  A special meeting of the shareholders of Baker, Fentress & Company, a Delaware corporation (the "Company"), will be held at the Chicago Hilton and Towers, 720 South Michigan Avenue, Chicago, IL 60605, on Thursday, August 19, 1999, at 10:30 a.m., Chicago time, for the following purposes:

1.To approve the Plan For Distribution of Assets of Baker, Fentress & Company pursuant to which the Company will distribute or liquidate substantially all of its assets, with the exception of Levin Management Co., Inc. and its subsidiaries, and change the nature of the Company's business so that it will cease to be a registered investment company;

2.To amend the Company's Certificate of Incorporation to provide for a reverse stock split of shares of the Company's common stock; and

3.To transact such other business as may properly come before the meeting or any adjournment.

                               ----------------

  Shareholders of record at the close of business on June 30, 1999, the record date for this proxy solicitation, are entitled to notice of and to vote at the Special Meeting, or at any postponements or adjournments of that meeting.

                             By Order of the Board of Directors
                             James P. Koeneman
                             Secretary

Chicago, Illinois
July 22, 1999

  Please indicate your voting instructions and whether you will be attending the meeting in person on the enclosed proxy card, date and sign it, and return it in the enclosed envelope. Please mail your proxy card promptly to help save the cost of additional solicitations.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
APPROVAL OF THE PLAN FOR DISTRIBUTION OF ASSETS OF BAKER, FENTRESS &
 COMPANY..................................................................   1
  Background of the Company...............................................   1
  Why the Board is Recommending the Plan..................................   5
    Lazard Freres' Analysis and Opinion...................................   7
    Conclusion............................................................  11
  Summary of the Plan.....................................................  11
    Plan Description......................................................  11
    Liquidation of Private and Public Portfolios and Distribution of
     Proceeds.............................................................  12
    Distribution of CTO Shares............................................  13
    Deregistration as Investment Company..................................  15
  Structure of the Company After the Distributions........................  15
    The Levco Companies...................................................  15
    Levco's Clients.......................................................  16
    Financial Information about the Levco Companies.......................  18
    Levco's Contractual Arrangements......................................  19
    Levco's Directors and Officers........................................  19
    Levco's Employees.....................................................  20
    Levco's Properties....................................................  20
  Changes that Will Result from Implementing the Plan.....................  20
  Federal Income Tax Consequences.........................................  21
  Risk Factors Relating to The Consummation of the Transactions
   Contemplated by the Plan...............................................  25
    Trading of Company Shares After the Distribution......................  25
    Dependence on Key Personnel...........................................  25
    Potential Adverse Effects on the Company's Performance Prospects from a Decline in the Performance of the Securities Markets...............  26
    Future Investment Performance.........................................  26
    Loss of Significant Accounts..........................................  27
    Levco's Fees and Investment Contracts.................................  27
    Competition...........................................................  28
    Dependence on Information Systems; Year 2000..........................  28
    Conflicts of Interest.................................................  29
    Regulation............................................................  29
    Certain Legal Requirements............................................  29
  Plan Effective Date; Modification of Plan; Shareholder Approval.........  30
  Recommendation..........................................................  30
APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF BAKER,
 FENTRESS & COMPANY.......................................................  30
  General.................................................................  30
  Reasons for the Reverse Stock Split.....................................  31
  Principal Effects of the Reverse Stock Split............................  32
  Exchange of Stock Certificates and Elimination of Fractional Share
   Interests..............................................................  32
  Federal Income Tax Consequences.........................................  33
  Recommendation..........................................................  34
OTHER MATTERS.............................................................  34
INTERESTS IN STOCK........................................................  35
EXECUTIVE OFFICERS........................................................  36
COMPENSATION..............................................................  37
  Incentive Compensation Plan.............................................  37
  Directors' Compensation.................................................  37

                                                                            Page
                                                                            ----
  Officers' Compensation--Summary Table....................................  38
  Employment Contracts.....................................................  40
  Pension Plan.............................................................  40
  Compensation Committee Report on Executive Compensation..................  40
COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS...........................  41
PROXY SOLICITATION; VOTING; ADJOURNMENT....................................  42
AVAILABLE INFORMATION......................................................  43

APPENDIX:

A.Plan For Distribution of Assets of Baker, Fentress & Company............. A-1
B.Lazard Freres & Co. LLC Opinion.......................................... B-1
C.Levin Management Co., Inc. Consolidated Financial Statements............. C-1
D.Condensed Pro Forma Consolidated Financial Information................... D-1
E.Examples of Financial and Tax Results.................................... E-1
F.Proposed Amendment to the Certificate of Incorporation................... F-1

                           Baker, Fentress & Company

                                PROXY STATEMENT

                        SPECIAL MEETING OF SHAREHOLDERS

                                August 19, 1999

                                PROXY STATEMENT

-------------------------------------------------------------------------------
  The Board of Directors of the Company is soliciting proxies from shareholders for use at the Special Meeting of shareholders that will be held on August 19, 1999 and at any adjournment of that meeting.

  This proxy statement describes each of the matters on which the Board is asking you to vote. The Board recommends that you vote in favor of each of these proposals.

 APPROVAL OF THE PLAN FOR DISTRIBUTION OF ASSETS OF BAKER, FENTRESS & COMPANY

-------------------------------------------------------------------------------

  We are asking you to vote to approve the Plan For Distribution of Assets of Baker, Fentress & Company (called the "Plan" in this proxy statement), by which the Company will--

  . distribute the Company's shares of Consolidated-Tomoka Land Co. to the Company's shareholders;

  . sell all the Company's publicly-traded securities and all or most of the Company's private placement securities and distribute the proceeds (less incurred and anticipated expenses of the Plan) to the Company's shareholders; and

  . continue in business as a holding company (not an investment company) that owns Levin Management Co., Inc. and its subsidiaries.

  The Board believes the Plan is in the best interests of shareholders. This proxy statement explains how the Plan will work and the consequences of implementing the Plan.

  If shareholders approve the Plan (and you continue to own your Company shares through the record dates of each anticipated distribution), you will receive cash and shares of Consolidated-Tomoka Land Co. These distributions will be taxable to you. Information about the Plan's tax consequences appears later in this proxy statement under the heading "Federal Income Tax Consequences".

  The Company intends to maintain the listing of its shares on The New York Stock Exchange (the "NYSE") and expects that its shares will continue to trade without interruption.

  If you have questions about the Plan, or anything else in this proxy statement, you may call the Company at 1-800-BKF-1891, or Corporate Investor Communications, Inc. at 1-201-896-1900.

Background of the Company

  An understanding of the Company's history, including how it invested in the past and how it came to acquire John A. Levin & Co., Inc. (called Levco, and with its parent, Levin Management Co., Inc., and related companies called the Levco Companies, in this proxy statement), will assist you in understanding the Plan and the Board's reasons for approving the Plan. The Company is a closed-end management investment company. The Company began doing business in 1891 and the present Company was incorporated under the laws of Delaware in 1954. The Company conducted business as an investment banker and a broker-dealer in securities until 1960, when it became a private investment company.


                    Plan for Distribution of Assets-- Background of the Company

  Since 1960, the Company's principal business has been the ownership and management of its investment portfolio, consisting predominantly of equity securities, both publicly-traded and privately-held. In 1970, the Company registered as an investment company under the Investment Company Act of 1940. The Company's shares trade under the symbol "BKF" on the NYSE, and will continue to trade under "BKF" if shareholders approve the Plan. In this proxy statement, the Company's shares of common stock are referred to as Company Shares.

  The Company's investment objective is total return with an emphasis on capital appreciation. The Company is non-diversified, meaning that the Company is not required to, nor does it, limit the amount of assets it invests in the securities of one or more companies. Unlike most investment companies, the Company also invests for the purpose of controlling and managing portfolio companies (like Consolidated-Tomoka Land Co., which is called CTO in this proxy statement, and Levco). For internal management purposes, the Company has divided its investment portfolio into four segments:

  . a diversified portfolio of investments in publicly-traded, predominantly large-cap companies with a focus on long-term appreciation and capital preservation;

  . investments in private placement securities generally acquired directly from issuing companies;

  . Levco, which manages the Company's public portfolio, and the other Levco
    Companies; and

  . a 78.5% interest in CTO.

  The Company's investment portfolio is ordinarily substantially fully invested in common stocks and other equity-related securities such as preferred stock, debt securities convertible into, or, for private placements, accompanied by options or warrants to purchase, equity securities, and stock-index options and stock-index futures.

  Until the Company's acquisition of the Levco Companies in 1996, the Company's officers managed the Company's investments under the supervision of the Board, without an investment adviser. Since June 1996, Levco has managed the Company's public portfolio and the Company's officers have continued to manage the other investments.

  The Company generally provides shareholders with two measures of past performance--stockholder return and portfolio performance. Stockholder return is the actual return you, as a shareholder, would have achieved assuming reinvestment of all distributions at the actual reinvestment price on the payment date of the distribution and is based on the market value of the Company Shares. The Company deducts expenses in the calculation of stockholder return. The Company's average annual compounded stockholder return for the year ended December 31, 1998, and for the 3-, 5- and 10-year periods ended December 31, 1998 was 3.5%, 14.4%, 13.0%, and 12.0%, respectively. Stockholder return for the five-month period ended May 31, 1999 (which included the period after the Company announced the proposed Plan) was 21.1%.

  The Company also provides shareholders with information about portfolio performance. Portfolio performance is the time weighted total return of the Company's net assets. This total return calculation assumes monthly compounding of total net assets, with purchases and sales of portfolio securities assumed to occur at mid-month. Dividend income is treated as earned on the ex-date and interest income is accrued monthly. Calculations reflect adjustments for capital gain distributions, treasury stock purchases and taxes paid by the Company in years when a portion of net realized capital was retained, but before deduction of expenses. The Company's total return based on net asset value for the year ended December 31, 1998 was 10.9%. The Company's average annual compounded total return based on net asset value for the 3-, 5- and 10-year periods ended December 31, 1998 was 15.3%, 14.9% and 12.1%, respectively, and its total return for the five-month period ended May 31, 1999 was 7.0%.

Background of theCompany

  Set forth below is a chart showing how the Company's investment portfolio was divided among sectors as of May 31, 1999 and a short description of each sector:


              Portfolio Market Value (Actual as of May 31, 1999)

                 Former Private Placement Securities      7.4%
                 Public Portfolio                        67.8%
                 CTO                                      9.3%
                 Levco                                   14.2%
                 Private Placement Portfolio              1.3%

  Public Portfolio. The Company's investments in publicly-traded securities (which predominantly are in large-cap companies) emphasize high quality, long-term holdings. In managing the Company's public portfolio, Levco seeks total return through capital appreciation and asset protection.

  As of May 31, 1999, the Company's public portfolio was comprised of securities of 94 issuers, having a total market value of $548 million and representing 67.8% of the Company's total investment portfolio.

  Private Portfolio. In the past, the Company had acquired private placement securities directly from issuing companies under negotiated terms and conditions. Typically, the Company invested $8 to $10 million per transaction (although the Company sometimes made larger or smaller investments) in established companies with strong businesses, proven managements and positive cash flows. The types of investments the Company made are sometimes called mezzanine level financing. This is a form of investing done with the expectation that, if the investment was successful, the portfolio company would offer its securities publicly or would itself be sold, or there would be some other event that would allow the Company to sell its interest. These types of investments have the potential for high returns, but generally involve greater risks than investing in the types of securities that comprise the public portfolio.

  In 1997, the Company announced its decision not to pursue further private investment opportunities. The Board made this decision because it concluded that the market had been flooded with new capital during the preceding two years and that intense competition for mezzanine level transactions had driven up the prices for these opportunities. Due to the risk and illiquidity of these investments, and the market conditions, the Board made the decision not to make additional private placement investments. As the remaining private placement investments have matured, the Company has invested the proceeds in publicly-traded securities.

  Two former private placement securities, Citadel Communications Corporation and Paracelsus Healthcare Corporation, currently are publicly traded. As of June 30, 1999, these securities had a total market value of $30.6 million. Because the Company originally held them in its private portfolio, the Company does not take these securities into account in the calculation of Levco's fee for managing the public portfolio.

  As of May 31, 1999, the Company's private placement portfolio consisted of equity and equity-related securities of 4 issuers, having a total fair value (as determined by the Board) of $11 million and representing 1% of the Company's total investment portfolio. The Board has determined in good faith that the valuations of the securities in the private placement portfolio are fair. The Board has based its

                                                       Background of theCompany
determinations of fair value on factors the Board deems relevant. For more information on the factors the Board considers in making its determinations, see "Levco Companies" below.

  Levco Companies. The Company acquired Levco in June 1996 as a vehicle through which the Company believed it could develop a broader financial services business. As part of the acquisition, the Company formed Levin Management Co., Inc. (called Levin Management in this proxy statement) to provide administrative and management services to Levco and its related companies. The Company owns 100% of Levin Management, which in turn owns 100% of Levco. Levco is a registered investment adviser that, as part of its regular investment management business, manages the Company's public portfolio. Levco owns 100% of LEVCO GP, Inc., which is the general partner of several investment partnerships managed by Levco, and LEVCO Securities, Inc., a registered broker-dealer. The organizational structure of the Company and the Levco Companies is (and will be after implementation of the Plan) as shown below:

                                  -----------
                                  The Company
                                  -----------
                                       |
                                       ------- 100% stock ownership
                                       |
                                  -----------
                                     Levin
                                  Management
                                  -----------
                                       |
                                       ------- 100% stock ownership
                                       |
                                  -----------
                                     Levco
                                  -----------
                                       |
                                       ------- 100% stock ownership
                                       |
                ----------------       |      ------------------
                    LEVCO GP    -------------- LEVCO Securities
                ----------------              ------------------

  More information about the business of the Levco Companies is provided later under the heading "Structure of the Company After the Distribution--The Levco Companies".

  As of May 31, 1999, the Board determined in good faith that the fair value of the Company's investment in the Levco Companies was $115 million. The Company valued the Levco Companies at $116 million on the date the agreement to acquire Levco was signed in November 1995 and at $131.1 million at the acquisition date in June 1996. The Company loaned Levin Management $65 million in connection with the acquisition. Levin Management used that money to fund the cash portion of the purchase price for the acquisition (about $38 million) and the balance to buy from the Company some of the stock that was also part of the consideration. The Company has received approximately $18.9 million in interest income from Levin Management from June 1996 through May 31, 1999 The notes for this loan originally were due on June 28, 1999 and carried an initial interest rate of 9.75%. The interest rate was raised to 10.25% for the period from November 1, 1998 through June 15, 1999 because Levin Management, as a result of significant investments it was making in additional senior personnel and expanded facilities, failed to meet one of the financial covenants in the loan agreement. Compliance with that covenant has been waived and in June 1999, the Company extended this loan through December 31, 1999, at an interest rate of LIBOR plus 350 basis points (9.23% as of June 30, 1999), in anticipation that all or a substantial part of the debt would be converted to equity in connection with implementation of the Plan. See "Changes that will Result from Implementing the Plan" for information about how the Company expects to handle this loan in connection with the Plan.

Background of the Company

  In valuing the Levco Companies or any other security for which market quotations are not readily available, the quantitative and qualitative factors that the Board considers may include:

  . the type of security and the nature of the company's business;

  . the security's marketability and restrictions on its disposition;

  . the market price of unrestricted securities of the same issuer (if any), comparative valuation of securities of publicly traded companies in the same or similar industries, and the valuation of recent mergers and acquisitions of similar companies;

  . the current financial condition and operating results, sales and earnings growth, and operating revenues of the company; and

  . competitive conditions and current and prospective conditions in the overall stock market.

The value the Board determines in good faith may not reflect amounts that the Company could realize upon immediate sale, nor the amounts that the Company ultimately may realize, and may differ from the value that the Company would have used had a ready market existed for the security. Those differences could be significant.

  CTO. The Company owns 78.5% of the outstanding common stock of CTO (called the "CTO Shares" in this proxy statement), which are listed on the American Stock Exchange (the "AMEX"). CTO's primary operating business is real estate development. As of May 31, 1999, the Company's investment in CTO had a value of $76 million (based on the closing price of CTO's common stock on the AMEX that day) and represented 9.3% of the Company's total investment portfolio. See "Summary of the Plan--Distribution of CTO Shares" below for a more complete description of CTO.

Why the Board is Recommending the Plan

  In 1998, the Board established a strategic planning committee of the Board. At that time, the members of the strategic planning committee were Jessica M. Bibliowicz (who resigned from Levco and as a member of the Board on April 7, 1999 for reasons unrelated to the transactions contemplated by the Plan), Eugene V. Fife, J. Barton Goodwin, James P. Gorter, David D. Grumhaus, John A. Levin, Burton G. Malkiel and Dean J. Takahashi. The committee commenced its strategic planning process by focusing on plans to grow the Company's financial services business through Levco. However, the process evolved into exploring the strategic alternatives that might be available to the Company for all of its assets and operations.

  In January 1999, the Company retained Lazard Freres & Co. LLC to provide advice to the Board and to develop a series of strategic alternatives for all of the Company's assets and operations. Lazard Freres presented the results of its study to the strategic planning committee on February 11, 1999. In its presentation, representatives of Lazard Freres noted that the Company's common stock has historically traded at a larger, more persistent discount than the common stock of many other closed-end equity funds. Lazard Freres reported to the Board that it believed that, for the Company to reduce the discount and enhance shareholder value, the Company would have to address three issues:

  . the composition of the Company's portfolio of investments and valuation concerns relating to large, controlling positions in portfolio companies;

  . the potential value of the Levco Companies, taking into account the desirability of expanding Levco's business; and

  . the Company's investment in CTO.

  Lazard Freres then presented several strategic alternatives available to the Company. Lazard Freres noted that these alternatives were not an exhaustive list of all the possible courses of action, but were alternatives that, based on business rationale, qualitative factors, legal and regulatory issues, and financial impact, the Company might reasonably expect to complete. The alternatives included transactions in which the Company would combine its investment in CTO and the Levco Companies, leaving the Company as an investment company, and transactions in which the Company would sell

                                         Why the Board is Recommending the Plan

Levco or seperate itself from Levco and in which the Company might or might not continue to operate as an investment company. The Board also considered the proposal to liquidate the Company's portfolio of publicly-traded and private placement securities, distribute the proceeds to the Company's shareholders and relinquish the Company's status as an investment company. The committee discussed the potential benefits and disadvantages to the Company's shareholders of each alternative Lazard Freres had presented and also discussed additional possibilities, including converting the Company to an open-end investment company.

  On February 24, 1999, the Board met to discuss the strategic alternatives that Lazard Freres had proposed. The Board discussed the pros and cons of each alternative, including particularly the alternative that became the Plan. As part of their discussion, the Board specifically considered anticipated shareholder reaction to the Plan, the viability of the Company after the consummation of the Plan, the economic (including tax-related) effects on the Company and its shareholders and other relevant factors. The directors discussed how the Company could accomplish the series of transactions contemplated by the Plan and reviewed a preliminary analysis of the magnitude of the distributions that the Company might make to shareholders.

  At the meeting, the Board also considered and rejected the possibility of converting the Company to an open-end investment company. The Board determined that conversion to an open-end format was not appropriate because the Company's asset composition would make compliance with the regulatory requirements applicable to open-end companies difficult or impossible, and because the Board anticipated that the level of redemptions immediately following open-ending likely would be quite high, which could significantly disadvantage shareholders who chose not to redeem.

  Finally, the Board discussed a number of other potential steps the Company might take, including increasing the frequency of dividends paid by the Company, implementing a focused public and investor relations program, and commencing a stock buyback program.

  The Board met again on April 22, 1999. After reviewing the strategic alternatives available to the Company, the Board preliminarily determined that the Plan was in the best interests of the Company's shareholders because it had the greatest likelihood of maximizing shareholder value. Because of the complexity of the proposed Plan, the Board asked its advisors to prepare a detailed timetable and a summary of the actions that the Company would have to take and an analysis of the questions that the Company would have to address if the Board chose to pursue those transactions. The Board further requested that the Company's advisors present the Board with historical performance and other analytical information on the Company, detailed information on the Levco Companies, and a financial analysis of the Company upon completion of the Plan.

  At a special meeting of the Board held on May 6, 1999, the Company's advisors presented historical information to the Board about the Company, including detailed performance and discount information. Because the Levco Companies would be the Company's principal asset upon consummation of the Plan, the Board reviewed information about Levco and its related companies, including information related to Levco's assets under management, Levco's investment performance and a variety of statistical and other data on the consolidated financial condition of the Levco Companies. The Board also considered an analysis of the Company's ability to sell the Company's portfolio of publicly-traded securities and private securities as part of the Plan and reviewed a proposed outline of the mechanics of the Plan.

  In addition, the Board considered information about CTO, particularly information relating to the historical market price and volume of trading in CTO Shares. Bob D. Allen, who is the chairman, president and chief executive officer of CTO, as well as a director of the Company, advised the directors that the CTO board had met on the afternoon of May 5, 1999 and that Mr. Gorter had confidentially advised the CTO board of the possibility that the Company might distribute the Company's CTO Shares to the Company's shareholders. Mr. Allen stated that the CTO board had concluded that this would be a positive development for CTO and its other shareholders, and that the CTO board was continuing to consider implementing a self-tender offer or other stock buyback program which, if approved by the CTO board, would take place after the Company completed the distribution of CTO Shares.

Why the Board is Recommending the Plan

  On June 17, 1999, the Board met and approved the Plan in the form attached hereto as Appendix A and the amendment to the Company's Certificate of Incorporation needed to effect the reverse stock split in the form attached hereto as Appendix F, and directed that they be submitted to the Company's shareholders.

  Prior to approving the Plan, the Board reviewed, among other things, a detailed analysis of the material differences in the tax consequences to the Company's shareholders of adopting a plan of partial liquidation (as contemplated by the Plan) versus the tax consequences to shareholders of adopting a plan of complete liquidation of the Company. Under a complete liquidation, all of the Company's assets, including the shares of Levin Management owned by the Company, would be distributed to the Company's shareholders. The Board's analyses included estimates of the after-tax outcomes to shareholders under each type of liquidation plan that could result from the interaction between the tax consequences of such plan and a particular shareholder's basis in his Company Shares, the shareholder's effective tax rate on ordinary income, and the period during which the shareholder retains his Company Shares after the liquidation. In reviewing such analyses, the Board was aware that certain of the directors would receive a higher after-tax return in a complete liquidation, while others would receive a higher after-tax return if the Company adopted the Plan.

  After considering these matters, the Board unanimously concluded that maintaining the Plan as a plan of partial liquidation was advisable and in the best interests of the Company's shareholders. In reaching this conclusion, the Board determined that it could not obtain all of the information necessary to fully assess the tax consequences of a partial liquidation versus a complete liquidation to all shareholders, including information concerning each shareholder's taxable status, tax basis in its Company Shares, effective tax rate on ordinary income, and intentions with respect to the long-term holding of the Company Shares. In light of both the unavailability of information and the absence of an objectively demonstrable advantage associated with a partial or a complete liquidation for all shareholders under all sets of assumptions, the Board determined that it was appropriate to give considerable weight to several other matters implicated by the choice of a partial liquidation versus a complete liquidation, including the following: (i) a delay would be occasioned by changing the Plan to a plan of complete liquidation as a result of additional or different regulatory and other requirements, and the Company's shareholders would be exposed to additional market risk during the period of such delay; (ii) a complete liquidation would require Levin Management to be newly listed on the New York Stock Exchange and in the event of changing market conditions, it might not be possible for Levin Management to meet the requirements for such listing, which the Board believed could result in a loss of liquidity to the Company's shareholders; (iii) a partial liquidation would better preserve continuity in the Company's board of directors; and (iv) a partial liquidation would afford flexibility in permitting the Company to retain private placement securities that the Board believed might not be sold on favorable terms during the time frame contemplated by the Plan.

Lazard Freres' Analysis and Opinion

  At the May 6th meeting, Lazard Freres presented to the Board an analysis of the expected financial consequences of implementing the Plan and rendered an oral opinion, subsequently confirmed in writing, that, as of May 6, 1999, the receipt by the Company's shareholders of the distribution of cash and securities as part of the Plan, and the retention of the Company Shares by such holders immediately following that distribution, taken in the aggregate, is fair to the Company's shareholders from a financial point of view.

  The full text of the written opinion of Lazard Freres, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement as Appendix B and is incorporated herein by reference. Shareholders of the Company are urged to, and should, read the opinion in its entirety.

                                         Why the Board is Recommending the Plan

  In connection with rendering its opinion, Lazard Freres, among other things, performed the following:

  . held discussions with members of the Company's senior management with respect to the financial terms and conditions of the proposed Plan;

  . reviewed certain historical business and financial information relating to each of the Company, CTO and the Levco Companies;

  . reviewed various financial forecasts and other data provided to Lazard
    Freres by each of CTO and the Levco Companies relating to their businesses;

  . held discussions with members of senior management of each of the Company, CTO and the Levco Companies with respect to past and current business operations and financial condition, regulatory relationships, strategic objectives and the future prospects of their respective companies;

  . reviewed public information with respect to certain other publicly-traded, closed-end, registered investment companies and certain other publicly-traded investment management companies;

  . reviewed the historical stock prices and trading volumes of the Company
    Shares and the CTO Shares; and

  . conducted such other financial studies, analyses and investigations as it deemed appropriate.

  Lazard Freres relied upon the accuracy and completeness of all of the financial and other information reviewed by it and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities or the solvency of the Company, including the assets or liabilities or the solvency of the Levco Companies. In that regard, Lazard Freres also assumed that all of the securities to be liquidated pursuant to the Plan, other than certain privately issued securities identified by management (the "Exception Securities"), will be sold at prices equal to the market prices in effect at April 30, 1999; with respect to the Exception Securities, Lazard Freres applied discounts to the asset values that were specified by the Company's management and assumed such Exception Securities will be sold at such discounted values. Lazard Freres assumed that financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of each of the Company, CTO and the Levco Companies. Lazard Freres assumed no responsibility for and expressed no view as to such forecasts or valuations or the assumptions on which they were based. In addition, Lazard Freres assumed that the distribution of the Company's investment in CTO to the Company's shareholders would have no effect upon the market for CTO's securities.

  Pursuant to the direction of the Company's legal and tax advisors, Lazard Freres also assumed, for purposes of its analysis, that each shareholder of the Company is subject to income tax at an aggregate effective state and federal rate of 45% on ordinary income and short-term capital gains and 25% on long-term capital gains. These assumptions may not be correct for each individual shareholder, as each shareholder will have tax considerations unique to its own position and status. In addition, Lazard Freres assumed that the Plan would not result in a return of capital to any shareholder in excess of such shareholder's tax basis in the Company Shares. Lazard Freres also assumed that the Plan will be consummated on the terms described to it by the Company's management and that obtaining the necessary approvals for the Plan will not have an adverse effect on the Company or the Levco Companies.

  Lazard Freres' engagement by the Company and its opinion are for the benefit of the Board and were rendered to the Board in connection with its consideration of the Plan. Lazard Freres' opinion does not constitute a recommendation as to how any Company shareholder should vote with respect to the Plan.

  The following is a summary of certain of the financial analyses used by Lazard Freres in connection with providing its opinion to the Board on May 6, 1999.

  Historical Stock Trading Analysis. Lazard Freres reviewed the historical trading prices and volumes for Company Shares on a weekly basis from April 29, 1994 through April 30, 1999. This

Why the Board is Recommending the Plan
analysis showed that the average discount to net asset value for the Company Shares was 18.5% over the past five years and 19.1% over the past year, with a discount of 26.1% on April 30, 1999. Lazard Freres also compared the price performance of Company Shares on a weekly basis from April 29, 1994 to April 30, 1999 with the performance of a group of two "value" investment style closed-end funds, including Central Securities Corporation and Zweig Fund, Inc. (the "Value Peers"), a group of six "blend" investment style closed-end funds, including the Adams Express Company, Gabelli Equity Trust Inc., General American Investors Company, Inc., Liberty All-Star Equity Fund, Salomon Brothers Fund, Inc. and Tri-Continental Corporation (the "Blend Peers"), the Russell 1000 Value Index and the S&P 500 Index over the same period. This analysis indicated that the price of Company Shares decreased 4.9% over the past five years, while the Value Peers index increased 4.6%, the Blend Peers index increased 40.1%, the Russell 1000 Value Index increased 153.7% and the S&P 500 Index increased 204.5% over the same period. The analyses above relate solely to stock price and do not take into account capital gains or other distributions made by any of the above companies, including the Company, or any of the companies included in the indices above. In addition, Lazard Freres compared the discount or premium to net asset value at which Company Shares traded on a weekly basis from April 29, 1994 through April 30, 1999 to the discounts or premiums at which the Value Peers and the Blend Peers traded over the same period. This analysis indicated that Company Shares traded at a discount ranging from 12.4% to 27.5%, while the Value Peers trading prices ranged from a 10.7% premium to a 17.4% discount, and the Blend Peers traded at a discount ranging from 4.6% to 14.8% of net asset value.

  Portfolio Overview. Lazard Freres noted that cash, cash equivalents and publicly-traded investments represented, as of April 30, 1999, $694.0 million, or $17.78 per Company Share, of the Company's $815.4 million, or $20.89 per Company Share, total net asset value. Lazard Freres used market prices to determine the values of the assets included in the Company's publicly-traded investments.

  Projected Assets to be Distributed to the Company's Shareholders Pursuant to the Plan. Lazard Freres considered the net assets projected to be distributed to the Company's shareholders pursuant to the Plan (such net assets are referred to as the "Distributed Assets"). According to management's estimates of the values of Company's assets and liabilities as of April 30, 1999, the Distributed Assets would have an aggregate pre-tax value of $712.6 million, or $18.26 per Company Share. Making certain assumptions regarding tax rates applicable to the Company's shareholders outlined above, Lazard Freres noted that such holders would be subject to an aggregate tax of $105.8 million, or $2.71 per Company Share. Lazard Freres further noted that the Distributed Assets would have an aggregate after-tax value of $606.8 million, or $15.55 per Company Share, comprised of $541.8 million in cash, or $13.88 per Company Share, and $65.0 million in CTO Shares, or $1.67 per Company Share. Lazard Freres further noted that, following completion of the Plan, the Company's shareholders would retain an interest in the Levco Companies through their ownership of Company Shares and that no value for such interest was included in the Distributed Assets other than the proposed $20.0 million from partial repayment of the Company's $65.0 million loan to Levin Management.

  Interests of Company Shareholders. Lazard Freres compared the aggregate of the after-tax amount set forth above and the estimated post-Plan value of the Company Shares to the April 30, 1999 market price of $15.44 for the Company Shares. In conducting these analyses, Lazard Freres reviewed two cases: (i) the Levco Companies borrow $20.0 million of debt, with the proceeds used in partial repayment of the Company's $65 million loan to Levin Management and the remainder of the loan converted by the Company to equity of Levin Management; and (ii) the entire $65 million loan is converted by the Company to equity of Levin Management. For purposes of these analyses, Lazard Freres assumed that, since the Levco Companies would represent the principal asset of the Company after the Company completes the Plan, the estimated post-Plan value of the Company Shares, prior to any indebtedness, would be $115.0 million, or $2.95 per Company Share, which is the April 30, 1999 fair value for the Levco Companies as determined by the Board and as reflected on the Company's statement of assets and liabilities as of that date.

                                         Why the Board is Recommending the Plan

  In the first case, Lazard Freres noted that the Company's shareholders would receive Distributed Assets with an estimated after-tax value of $606.8 million, or $15.55 per Company Share, and $95.0 million in post-Plan Company Shares, or $2.43 per Company Share, for a cumulative value of $701.8 million, or $17.98 per Company Share, representing a premium of 16.5% over the April 30, 1999 market price for the Company Shares. In the second case, Lazard Freres noted that the Company's shareholders would receive Distributed Assets with an estimated after-tax value of $586.8 million, or $15.04 per Company Share, and $115.0 million in post-Plan Company Shares, or $2.95 per Company Share, for a cumulative value also of $701.8 million, or $17.98 per Company Share, also representing a premium of 16.5% over the April 30, 1999 market price for the Company Shares.

  Break-even Analysis. Lazard Freres also conducted a break-even analysis, consistent with the cases detailed above, to estimate the minimum implied valuation required for the Levco Companies in order for the estimated combined value of after-tax Distributed Assets and post-Plan Company Shares to be equal to the April 30, 1999 market price for the Company Shares. In the first case, Lazard Freres noted that the Company's shareholders would receive Distributed Assets with an estimated after-tax value of $606.8 million, or $15.55 per Company Share, an amount in excess of the April 30, 1999 market value for the Company Shares prior to any value being ascribed to the post-Plan Company Shares. In the second case, Lazard Freres noted that the Company's shareholders would receive Distributed Assets with an estimated after-tax value of $586.8 million, or $15.04 per Company Share; for the combined value of after-tax Distributed Assets and post-Plan Company Shares to be equal to the April 30, 1999 market price for the Company Shares would imply a multiple of the Levco Companies' firm value (which is equal to the market value of the firm's outstanding shares plus long-term indebtedness less excess cash) to the last-twelve-months' operating income ("Firm Value/LTM Operating Income") as of March 31, 1999 the 1.3x and a multiple of the Levco Companies' equity value (which is equal to the market value of the firm's outstanding shares) to 1999 estimated cash net income ("Equity Value/1999E Cash Net Income"), projected by the Levco Companies' management as of April 30, 1999, of 2.0x. Lazard Freres compared these multiples with those of certain publicly-traded asset management companies including Conning Corporation, Eaton Vance Corporation, Gabelli Asset Management, Inc., Federated Investors, Inc., Franklin Resources, Inc., John Nuveen Company, Phoenix Investment Partners, Ltd., T. Rowe Price Associates, Inc., United Asset Management Corp. and Waddell & Reed Financial, Inc. These companies were chosen because they are publicly-traded companies with operations that, for purposes of this analysis, may be considered similar to the Levco Companies. Lazard Freres noted that the median Firm Value/LTM Operating Income multiple for these companies was 9.8x, with the lowest at 7.4x. Lazard Freres further noted that the median Equity Value/1999E Cash Net Income multiple for these companies was 11.9x, with the lowest at 6.9x.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible of partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lazard Freres' opinion. In arriving at its fairness determination, Lazard Freres considered the results of all these analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, CTO, the Levco Companies or the contemplated transaction. Lazard Freres prepared the analyses solely for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, of the receipt of the distribution of cash and securities to the Company's shareholders pursuant to the Plan and the analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, Lazard Freres nor any other person assumes responsibility if future results are materially different from those contemplated. As described above, Lazard Freres' opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Plan. This summary does not

Why the Board is Recommending the Plan
purport to be a complete description of the analyses performed by Lazard Freres and is qualified by reference to the written opinion of Lazard Freres set forth in Appendix B to the proxy statement.

  Lazard Freres is an internationally recognized investment banking and advisory firm. Lazard Freres, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for estate, corporate and other purposes. Lazard Freres was selected to act as investment banker to the Company in connection with the Plan because of its reputation as an internationally recognized investment banking and advisory firm. In the past, Lazard Freres has provided investment banking services to the Company, including services related to the Company's acquisition of the Levco Companies, for which Lazard Freres was paid customary fees.

  In the ordinary course of business, Lazard Freres and its affiliates may actively trade in the securities of the Company or CTO for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. As of the date hereof, Lazard Freres holds no Company Shares or CTO Shares for its own account; Lazard Freres holds 1,250 Company Shares in customer and employee accounts.

  Pursuant to letter agreements dated February 10, 1999 and April 29, 1999 (collectively, the "Engagement Letter"), the Company engaged Lazard Freres to act as investment banker to the Board in connection with the Plan. In the Engagement Letter, the Company agreed to pay to Lazard Freres (i) a fee of $250,000 upon execution of the Engagement Letter, (ii) a fee of $250,000 upon public announcement of the Plan, (iii) a fee of $250,000 upon publication of this proxy statement and (iv) an additional fee of $1,750,000, less any fees previously paid pursuant to clauses (ii) and (iii), upon consummation of the Plan. The Company also agreed to reimburse Lazard Freres for certain out-of-pocket expenses in connection with its engagement and to indemnify Lazard Freres and certain related persons against certain liabilities, including liabilities arising under the Federal securities laws, relating to or arising out of its engagement.

  Conclusion

  After extensive discussion on the information presented to the Board, consideration of the performance of the Company's portfolio and common stock, including the discount to net asset value, the strategic posture of a closed-end investment company owning an investment adviser, the mechanics of effecting the Plan and the consequences to the Company's shareholders, the Board unanimously concluded that the proposed Plan was in the best interests of the Company's shareholders. The Board preliminarily adopted the Plan on May 6, 1999 and adopted the final form of the Plan on June 17, 1999.

Summary of the Plan

  The text of the Plan is attached to this Proxy Statement as Appendix A. The information below is only a summary and is qualified in its entirety by reference to the Plan.

  Plan Description

  The Plan authorizes the Company to:

  . stop investing in accordance with the Company's current investment objectives, restrictions and policies, liquidate the securities held in the public portfolio and continue liquidating the private portfolio;

  . invest the proceeds of the liquidation in short-term, liquid investments;

  . distribute the proceeds of the liquidation and the Company's shares of CTO to the Company's shareholders;

                                          Why the Board is Recommending the Plan

  . prepare and file the documents necessary to deregister the Company as an investment company and close the Company's Chicago office after the Company has deregistered; and

  . continue in business as a holding company, the principal asset of which will be the Levco Companies.

  The Plan will become effective immediately upon approval by the Company's shareholders, although the Company will not complete implementing the Plan for several months. Until the Plan has been completely implemented--that is, until the Company has completed the distributions contemplated by the Plan and deregistration as an investment company has occurred--the Board has the power to abandon, defer or modify the distributions or any other matter the Plan contemplates. The Board will take such an action only if it concludes that doing so will be in the best interests of the Company and its shareholders.

  Liquidation of Private and Public Portfolios and Distribution of Proceeds

  The Plan provides for the sale of the securities in the public and private portfolios. Under the Plan, the Company's officers will continue their efforts to sell the securities in the private placement portfolio and Levco will sell the securities in the Company's public portfolio in an orderly manner over a period of time, in each case, at prices and on terms and conditions as the Company's officers and Levco believe are reasonable and in the best interests of the shareholders and the Company. As portfolio securities are sold, the Company's officers will invest the proceeds in short-term, high quality investments that the Company will then sell just prior to a distribution so that it can include the sale proceeds with the distribution. Securities that cannot be sold on terms the Company considers reasonable, if any, will be kept by the Company until they can be sold at appropriate terms, at which time the Board will determine the disposition of the net proceeds.

  As of May 31,1999, the total value of the Company's public portfolio and private placement securities was approximately $619 million, and the Company's tax basis in those securities totaled approximately $477 million. Included in these totals are private placement securities whose values, totaling about $11 million, were determined by the Board. The amount of proceeds from the liquidation the Company will distribute to shareholders will depend on the values of the securities when they are sold and the costs the Company incurs, including commissions, to sell the securities. The final amounts the Company will distribute to shareholders may be more or less than the values of the Company's securities noted above. The public announcement and the timing of the commencement of the Plan's implementation may also affect the prices at which the Company sells these securities. The Company will retain some of the sale proceeds to pay for the expenses of implementing the Plan, the reverse stock split (see "Approval of Amendment to the Certificate of the Incorporation of Baker, Fentress & Company" for information on the reverse stock split), for operating the Chicago office until it is closed, for on-going costs of the Company and for other expenses in connection with the Plan, including severance and other employee-related matters.

  The Company will distribute 100% of the net cash proceeds of the sales of the Company's securities investments (less the expenses described above) to shareholders on a proportionate basis, based upon the number of shares each shareholder owns at various record dates that the Company will determine and announce. The Company has not yet finalized the schedule for making the distributions. However, at this time, the Company believes it will make its first distribution of cash (which will consist of an initial capital gain distribution) on or about September 24, 1999 (to shareholders of record at a date the Board will determine). This distribution probably will occur about the same time the Company distributes its CTO Shares to shareholders (see "Distribution of CTO Shares" below). The Company plans to distribute the balance of the net cash proceeds in one or two additional distributions (again, to shareholders of record at a date the Board will determine). If the Company decides to make only one additional distribution (which would consist of an ordinary income dividend, a long-term capital gain distribution, a distribution of earnings and profits and a return of capital), the Company believes it would make that final distribution on or about January 7, 2000. However, if the Company decides to make two additional distributions, the Company believes the first additional distribution (which would consist of an ordinary income dividend and a long-term capital gain

Summary of the Plan--
Liquidation of Private and Public Portfolios distribution) would occur in late December 1999, and the final distribution (which would consist of a distribution of earnings and profits and a return of capital) would occur on or about January 7, 2000. These dates and proposed distributions are tentative and the Board may change them.

  Federal Income Tax Consequences of the Liquidation and Distribution. The distributions of cash from the sale of the Company's securities will be taxable. The taxable amounts will depend on the amounts received by the Company for the securities sold, the Company's basis in such securities and your basis in your Company shares. See "Federal Income Tax Consequences" for more information on the tax consequences of the distribution.

  Distribution of CTO Shares

  The Plan includes a special dividend to Company shareholders of all of the CTO Shares owned by the Company. As a result of the distribution of CTO Shares, Company shareholders will own the CTO Shares directly and will enjoy greater flexibility in making investment decisions regarding CTO. Shareholders may incur costs, including brokerage commissions, in making investment decisions regarding CTO. Your proportionate ownership interest in CTO will not change (except as affected by fractions--see "Partial or Fractional Shares" below). After the distribution of the CTO Shares, you will own directly the same economic interest in CTO you now own through your ownership of shares of the Company's stock.

  Manner of Effecting the Distribution. If shareholders approve the Plan and all other conditions to the distribution are satisfied (or waived by the Board), the Company currently anticipates that it will distribute the CTO Shares on September 24, 1999 (to shareholders of record at a date the Board will determine). This date is tentative and the Board may change it. At or about the time the Board sets the record date and the date for the distribution of the CTO Shares, it will determine the number of CTO Shares it will distribute in proportion to each Company Share. The Board will base this determination on the number of Company Shares and CTO Shares outstanding. The Company currently estimates that you will receive 1 CTO Share for each 7.8058 Company Shares you own, based on the number of Company Shares and CTO Shares outstanding on May 31, 1999. On the distribution date, the Company will deliver all of the outstanding CTO Shares that it owns to ChaseMellon Shareholder Services, LLC, the Distribution Agent. The Distribution Agent will then mail the certificates for the CTO Shares to Company shareholders who are entitled to receive them as of such record date. All the CTO Shares will be fully paid and nonassessable. CTO shareholders will not be entitled to preemptive rights, which means that CTO shareholders will not have the right to buy additional shares of a new issue to preserve their equity before others have a right to purchase shares of the new issue. See "Description of CTO Capital Stock" below.

  Company shareholders do not have to exchange their Company Shares for CTO Shares. DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

  Partial or Fractional Shares. The ratio of CTO Shares to Company Shares that the Company will use to determine the number of CTO Shares to give to each shareholder will result in Company shareholders being entitled to partial CTO Shares. The Company will not send out certificates for partial CTO Shares. Instead, the Distribution Agent will pool all the fractional shares together and sell them at the prevailing market price, at such times and in such amounts as the Distribution Agent shall determine, and distribute the net cash proceeds (after deduction of brokerage fees) to the Company shareholders who would have received the partial CTO Shares. The Company will pay the fees and expenses of the Distribution Agent.

  Federal Income Tax Consequences of the Distribution. The distribution of CTO Shares will be taxable. The taxable amount will depend on the number of CTO shares you receive from the Company, the Company's basis in such securities and the market value of the CTO Shares on the date of distribution. See "Federal Income Tax Consequences" for more information on the tax consequences of the distribution.

                                                          Summary of the Plan--
                                   Liquidation of Private and Public Portfolios

  Listing and Trading of CTO Shares. CTO Shares are currently traded on the AMEX under the symbol "CTO." For a description of CTO Shares see "Description of CTO Capital Stock" below. It is expected that CTO Shares will continue to be listed and traded on the AMEX after the distribution. The distribution will cause a significant number of additional CTO Shares to be available for trading, and there can be no assurance as to the prices at which trading in CTO Shares will occur after the distribution. The prices at which the CTO Shares trade may fluctuate significantly until the Company fully distributes the CTO Shares, the Distribution Agent concludes its sales of fractional CTO Shares and an orderly market develops. The marketplace will determine the prices at which the CTO Shares ultimately trade. The price may be influenced by, among other factors, the depth and liquidity of the market for the CTO Shares, investor perception of CTO and the industry in which CTO participates, CTO's operating results, CTO's dividend policy and general economic and market conditions. The Company cannot assure you that the CTO Shares distributed will trade at a price equal to or above the price at which they were included in calculations of the Company's net asset value--in other words, the price could go up or down.

  CTO Shares have experienced substantial and lengthy periods of illiquidity in the past. Although the CTO board has stated that it is continuing to consider implementing a self-tender offer or other stock buyback program, there can be no assurance that an active or liquid trading market will develop, or that if one develops, that it will continue. A public market having the desirable characteristics of depth, liquidity and orderliness depends on the simultaneous presence in the market of both willing buyers and sellers of CTO Shares, which is not within the control of the Company or CTO.

  Relationship Between CTO and the Company after the Distribution. Mr. Allen, Mr. Goodwin, Mr. Gorter, Mr. Levin and Mr. Peterson, each of whom are officers and/or directors of the Company, are also direct shareholders of CTO. Certain of Levco's clients are also shareholders of CTO. Each of the officers and directors of the Company and Levco's clients who own Company Shares will receive CTO Shares in the distribution, on exactly the same terms as every other Shareholder. See "Manner of Effecting the Transaction".

  Following the distribution, Mr. Allen will continue to be CTO's Chairman, President and Chief Executive Officer and will also serve as a director of the Company. Mr. Peterson will also continue to serve as a director of CTO. No other person will hold a position with both the Company and CTO at that time.

  Although the Company has controlled CTO for many years, CTO operates autonomously and there have not been interested transactions or affiliated relationships between the Company and CTO that materially impact CTO's business operations. As a result, the Company does not expect that CTO's business will be significantly affected if the Company is no longer its majority shareholder.

  CTO Dividend Policy. CTO has paid dividends annually on a continuous basis since 1976. Nevertheless, the determination of the amount of future cash dividends, if any, that CTO will declare and pay is in the sole discretion of CTO's board and will depend on CTO's financial condition, earnings and funds from operations, the level of its capital expenditures, dividend restrictions in its financing agreements, its future business prospects and other matters as CTO's board deems relevant.

  Description of CTO Capital Stock. At the date hereof, the authorized capital stock of CTO is 10,050,000 shares, consisting of 10,000,000 shares of common stock and 50,000 shares of preferred stock. There are a total of 6,371,833 shares of CTO outstanding as of May 31, 1999 (of which the Company owns, and will distribute, 5,000,000). No shares of preferred stock are currently outstanding.

  Publicly Available Documents. The SEC allows us to provide information about CTO by referring you to the documents that CTO files under the Securities Exchange Act of 1934. CTO has informed the Company that it is current in its reporting obligations. For details about CTO, its business, management, capital structure and current happenings at CTO, you may wish to review the documents listed below. Each document is available on the SEC's website (www.sec.gov) or may be obtained without charge by contacting Consolidated-Tomoka Land Co., 149 South Ridgewood Avenue, Daytona Beach, Florida 32114, or by calling (904) 255-7558:

  . Annual Report on Form 10-K for the year ended December 31, 1998.

Summary of the Plan--
Distribution of CTO Shares

  . Annual Report to Shareholders for the year ended December 31, 1998.

  . Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

  . Current Reports on Form 8-K dated May 10, 1999 and April 22, 1999.

  Deregistration as Investment Company

  The Plan provides for the eventual cessation of the Company's investment activities and its deregistration under the Investment Company Act, which requires the SEC to enter an order declaring that the Company has ceased to be an investment company. The Company plans to apply for deregistration promptly and will seek to have the order entered as soon as practicable after the date of the last distribution. The Company anticipates that the SEC will issue an order approving the deregistration of the Company when the Company is no longer doing business as an investment company.

  Until the SEC issues the deregistration order, the Company and its investment activities will continue to be subject to, and the Company intends to comply with, the Investment Company Act. After the issuance of the deregistration order, the Company no longer will be governed by the Investment Company Act, but will be subject to the rules and regulations applicable to public operating companies. The Company will file with the SEC an annual report on Form 10-K, quarterly reports on Form 10-Q and other reports required of public companies, and will continue to hold its annual meeting of shareholders.

  In connection with the cessation of investment company activities and deregistration of the Company, the Company will close its Chicago office. Currently, the Chicago office employs 10 people, five of whom are also officers of the Company. The Company intends to retain these employees through about June 30, 2000, so that they can assist in the ongoing business of the Company and the distribution and liquidation of the Company's assets.

  The following discussion is intended only to aid shareholders in assessing the Plan. Employees of the Chicago office may receive year-end bonuses for 1999 and salary increases for 2000 consistent with past practice. Employees who leave the Company prior to the actual closing of the Chicago office will receive certain benefits, including full vesting of the Baker Fentress Money Purchase Pension Plan (see "COMPENSATION--Pension Plan" for a description of the Pension Plan) to the date of leaving, certain health insurance coverage and payment for unused vacation days. Employees who stay through the date of the closing of the Chicago office or until the Company's need for their services has ceased will receive additional benefits, including a tenure payment equal to a portion of the employee's salary multiplied by the number of years employed by the Company; a termination bonus equal to the employee's 1998 bonus times a factor of five; and extended health insurance coverage. The Company estimates that the aggregate costs of these benefits will be approximately $1,210,000.

Structure of the Company After the Distributions

  The Levco Companies

  Background. If the Company's shareholders approve the Plan, the principal asset of the Company following consummation of the Plan will be the Levco Companies.

  As a shareholder of the Company, you already own an interest in the Levco Companies. However, after liquidation of the private and public portfolios of the Company and the distribution of CTO shares, your interest in the Company will be comprised solely of an interest in the Levco Companies and in whatever private placement securities the Company does not sell prior to the distribution under the Plan. Because your investment in the Company will change, set forth below is a description of the Levco Companies' primary business and a discussion of the principal risks of investing in an investment adviser (which is what the primary business of the Company will become after consummation of the Plan).

  The Company believes that implementing the Plan will provide the Levco Companies with opportunities for growth by eliminating the restrictions on their activities that the Investment Company Act imposes and by enhancing its ability to attract and retain professionals. There can be no assurance, however, that the Levco Companies will be successful in capitalizing on available growth opportunities. The Company is currently exploring whether to change the name of its investment management business.

                                                          Summary of the Plan--
                                           Deregistration as Investment Company

  Description of Levco. Levco is a registered investment adviser that specializes in managing equity portfolios for institutional and individual investors primarily in the United States. Most accounts are managed pursuant to a large cap value strategy, but the firm also offers an event-driven, risk arbitrage product and other more specialized investment programs.

  In addition to serving as investment adviser to the Company for its public portfolio, Levco also serves as an adviser or subadviser to other registered investment companies, including the Levco Equity Value Fund, the MainStay Research Value Fund and a portion of the portfolio of the Vanguard Equity Income Fund.

  Levco also acts through its wholly-owned subsidiary, LEVCO GP, Inc., as the general partner of a number of private investment partnerships and serves directly as an adviser to private investment vehicles organized outside the United States. For managing these vehicles, Levco and LEVCO GP, Inc. are entitled to receive both a fixed management fee based on a percentage of the assets and a share of net profits.

  Since July 1996, Levco has participated in a wrap fee program sponsored by a major brokerage firm. In 1999, Levco began participating in a wrap fee program with another major brokerage firm. In these programs, clients pay the sponsor an asset-based fee that covers brokerage commissions, advisory services, custodial fees and other reporting and administrative services. Investors are able to select Levco from among the limited number of managers participating in the program, and Levco receives a portion of the wrap fee paid by the clients who select Levco to manage their accounts through the program. As of May 31, 1999, Levco had approximately 4,200 wrap fee accounts for which it receives a fixed asset-based fee from the sponsor.

  LEVCO Securities, Inc., a wholly-owned subsidiary of Levco, is a registered broker-dealer that clears through Correspondent Services Corporation, a PaineWebber company, on a fully-disclosed basis. Generally, LEVCO Securities' clients are advisory clients of Levco, and the trades executed through it are generally placed by Levco in its capacity as investment adviser.

  Levco's Clients

  Levco's investment advisory business includes services provided to institutional and individual accounts, wrap fee accounts, partnership accounts and subadvisory accounts.

                                                                 Detail of Institutional
                          Types of Clients                               Clients
                          ----------------                         -----------------------
     Arbitrage                   5%            Insurance and Other         23%
     Individual                 22%            Taft-Hartley                17%
     Investment Companies       14%            Corporation and             25%
     WRAP                       12%              Public
     Partnerships                1%            Foundation and              35%
     Institutional              45%              Endowment

  Total Assets Under Management--All       Total Assets Under Management--
               Clients:                            Institutional:
            $8,271 million                         $3,661 million
--------
Data as of 5/31/99. Numbers have been rounded.

Structure of Company After the Distributions--
The Levco Companies

  Institutional and Individual Accounts. Institutional accounts represented 45% of Levco's total assets under management, with a total market value of $3,661 million at May 31, 1999. Currently, Levco serves as investment adviser to more than 130 separate institutional accounts. The average institutional account value at May 31, 1999 was approximately $28 million.

  Levco also manages accounts for individuals, which comprised approximately 23% of Levco's total assets under management as of May 31, 1999. Levco's individual client base represented more than 480 accounts, the average value of which at May 31, 1999 was approximately $4 million.

  Investment companies represented 14% of Levco's total assets under management, with a total market value of $1,142 million as of May 31, 1999. Currently, Levco serves as investment adviser or subadviser to four investment companies: Levco Equity Value Fund, Vanguard Equity Income Fund, MainStay Research Value Fund and the Company. As of May 31, 1999, Levco managed $548 million of assets for the Company, which represented 48% of the total assets of the advised and sub-advised investment companies. If shareholders approve the Plan, Levco will no longer manage the Company's assets.

  Wrap Fee Accounts. With approximately $1,005 million of managed assets as of May 31, 1999, wrap fee accounts represented 12% of Levco's total assets under management. Levco had more than 4,200 wrap fee accounts which had an average value as of May 31, 1999 of approximately $231,000.

  Levco Partnerships. The Levco Partnerships represented approximately 1.5% of Levco's total assets under management, with a total market value of $121 million as of May 31, 1999 (excluding the arbitrage partnership).

  Arbitrage Accounts. Arbitrage accounts represented 5% of Levco's total assets under management with a total market value of $378 million as of May 31, 1999.

  The table below shows the assets under management of Levco at the dates indicated:

                     Assets Under Management (in millions)

                                                     At December 31,
                                 At May 31, ----------------------------------
Advisory Accounts                   1999     1998   1997   1996   1995   1994
-----------------                ---------- ------ ------ ------ ------ ------
Institutional and Individual
 Accounts*......................   $6,767   $7,184 $6,711 $6,097 $5,037 $3,505
Levco Partnerships..............      121      127    158    224    221    190
Arbitrage Accounts..............      378      245    139    123    129    120
Wrap Fee Accounts...............    1,005      757    351     45      0      0
                                   ------   ------ ------ ------ ------ ------
  TOTAL.........................   $8,271   $8,313 $7,359 $6,489 $5,387 $3,815
                                   ======   ====== ====== ====== ====== ======

--------
* Includes the Company's assets under management for periods after June 1996, which assets the Company will sell, and Levco no longer will manage, if shareholders approve the Plan.

  Levco's assets under management have increased over each of the periods indicated. The growth has been generated by maintaining a relatively stable client base, attracting new clients, entering the wrap fee business, and market appreciation of assets under management. Levco's wrap fee business, which Levco began in 1996, has attracted net "new business"--meaning that the assets under management of new clients and additional contribution of assets by existing clients have exceeded withdrawals of assets by clients. In 1997 and 1998, Levco's separate account business grew overall, although the level of redemptions from separate account clients was higher than the amount of new assets Levco obtained. Increases in assets from market appreciation more than offset the net withdrawals. During the first five months of 1999, market appreciation approximately offset net withdrawals by clients.

                                 Structure of Company after the Distributions--
                                                            The Levco Companies

  Financial Information about the Levco Companies

  The consolidated revenues of the Levco Companies consist principally of investment management fees (called "IMF") based on the value of assets under management from separately managed accounts, wrap fee accounts and the Levco Partnerships, as well as incentive allocations to Levco GP from the Levco Partnerships and performance fees from certain managed accounts.

  The table below shows the consolidated revenues and operating income of Levco and its related companies for the periods indicated. For pro forma financial information about the Company and Levco, see Appendix D.

            Revenues and Operating Income (in millions) (unaudited)

                                     For Three Months    For Years Ended
                                      Ended March 31,     December 31,
                                     ----------------- ----------------------
                                       1999     1998   1998  1997     1996(a)
                                     -------- -------- ----- -----    -------
Revenues:
Advisory Fees:
  IMF Advisory...................... $    8.2 $    8.5 $32.3 $33.6     $29.1
  IMF WRAP..........................      1.0      0.7   3.6   1.2       0.0
  Other.............................      0.2      0.0   0.3   0.0       0.0
                                     -------- -------- ----- -----     -----
    Total Advisory Fees.............      9.4      9.2  36.2  34.8      29.1
  Arbitrage and Partnership
   Incentive Fees                         2.6      1.2   4.3   2.8       4.7
                                     -------- -------- ----- -----     -----
    Total Fees......................     12.0     10.4  40.5  37.6      33.8
  Other.............................      0.4      0.4   1.5   1.6       1.3
                                     -------- -------- ----- -----     -----
    Total Revenues..................     12.4     10.8  42.0  39.2      35.1
Expenses:
Salaries and Benefits...............      2.9      2.2   8.7   7.1       6.6
Bonus (incl. guaranteed)............      3.5      3.2  13.6  10.4(c)    7.9(b)
                                     -------- -------- ----- -----     -----
    Total Compensation..............      6.4      5.4  22.3  17.5      14.5
Non-Compensation Expenses...........      1.7      1.0   6.0   4.1       4.1
                                     -------- -------- ----- -----     -----
    Total Expenses..................      8.1      6.4  28.3  21.6      18.6
                                     -------- -------- ----- -----     -----
Operating Income(d)................. $    4.3 $    4.4 $13.7 $17.6     $16.5
                                     ======== ======== ===== =====     =====

--------
(a) The information shown for 1996 includes the period before the Company's acquisition of Levco on June 28, 1996.
(b) Pro forma for agreed-upon revenue split pursuant to the bonus plan approved by shareholders in 1996.
(c) Excludes $1.6 million of non-recurring bonus expense.
(d) Operating income as shown excludes interest income, interest expense and taxes on income.

  Management fees for all periods include the fees the Company paid to Levco, which will not continue after the Company sells its public portfolio securities. The Company's fees to Levco for the first quarter of 1999 were $300,000 (approximately 2.4% of total revenues), for 1998 were $1.5 million (about 3.6% of total revenues), for 1997 were $1.5 million (about 3.8% of total revenues) and for the six-month period ended December 31, 1996 were $750,000 (about 2.1% of total revenues).

  Levin Management's largest expense is salary and bonus for its employees. Levin Management's expenses relating to Levco's salary and bonus increased significantly over the periods indicated. During that time, Levco made significant investments in developing its client servicing and marketing areas. It hired additional employees, including more senior employees, such as senior portfolio managers and a Director of Institutional Marketing. The institutional marketing group focuses on serving and attracting institutional clients such as corporations, pension plans, university endowments,

Structure of Company After the Distribution--
The Levco Companies
and non-profit foundations. Levco has also launched an effort to enhance its institutional client relationships and raise its profile in the consultant community. It is also beginning to target public employee and labor union pension plans. In 1996, Levco had 53 employees, of whom 16 were portfolio managers, traders and analysts. As of May 31, 1999, Levco employed 79 people, of whom 22 were portfolio managers, traders and analysts. Although this increase in the number of employees, especially the number of professional employees, has led to an increase in recruiting expenses and other expenses relating to salaries and bonuses, Levco believes the addition of these employees will permit it to provide superior service to its clients and to be positioned to further develop its business. Levco also increased the level of investment in promotional spending and expanded its office space, each of which increased Levco's expenses.

  The Levco Companies' audited financial statements at and for the years ended December 31, 1998 and December 31, 1997 are attached to this proxy statement as Appendix C. The condensed pro forma financial statements of the Company, including the Levco Companies, are attached to this proxy statement as Appendix D.

  Levco's Contractual Arrangements

  Levco has entered into investment advisory and management agreements with, or for the benefit of, each of its clients. Levco bases its management fees, other than incentive allocations from the Levco Partnerships, performance-based fees and certain fixed dollar amount arrangements (generally with family members of employees), on a percentage of assets under management and scales these fees according to the size of each account. Either the client or Levco generally may terminate these contracts without penalty within five business days of the date of acceptance. Thereafter, either party typically may terminate the agreement at any time upon written notice. In cases in which Levco serves as an adviser or sub-adviser for a mutual fund client, the fund or the investment adviser generally may terminate the relevant sub-advisory agreement on relatively short notice.

  In connection with LEVCO Securities' activities as a broker-dealer, it maintains a contractual relationship with Correspondent Services Corp., a PaineWebber company, for clearance services. The agreement is a standard clearing agreement that either party may terminate upon 60 days prior written notice (or immediately for cause). It assigns account supervisory responsibility to Levco and grants the clearing agent the authority to execute and report securities transactions for Levco's clients.

  Directors and Officers of Levco

  Shown below is a list of each current director and officer of Levco, his or her present position, age at June 23, 1999, and principal occupations during the last five years. Messrs. Levin and Gorter are also officers and directors of the Company. Mr. Kigner is also a director of the Company. All Levco directors serve until the election of their successors.

  John A. Levin, 60, Director, Chairman and Chief Executive Officer. Chairman and Chief Executive Officer of Levin Management and Levco since June 1996; prior thereto, President and Securities Analyst/Portfolio Manager of the predecessor to Levco.

  Jeffrey A. Kigner, 38, Director, Co-Chairman and Chief Investment Officer. Co-Chairman of Levin Management and Levco since July 1997 and Chief Investment Officer of Levco since September 1997; prior thereto, Executive Vice President of Levco from June 1996 to June 1997; prior thereto, Securities
Analyst/Portfolio Manager of the predecessor to Levco.

  Glenn A. Aigen, 36; Director, Vice President and Chief Financial Officer. Vice President and Chief Financial Officer of Levin Management and Levco since June 1996; prior thereto, Director of Operations of the predecessor to Levco from November 1993 to June 1996.

  James P. Gorter, 69, Director. Director of Levin Management and Levco since June 1996; Chairman of the Board of the Company; limited partner of Goldman Sachs & Co. until May 1999.

                                  Structure of Company After the Distribution--
                                                            The Levco Companies

  Anson M. Beard, Jr., 63, Director. Director of Levin Management and Levco since July 1997 and Advisory Director at Morgan Stanley Dean Witter & Co. since July 1997; prior thereto, Managing Director at Morgan Stanley & Co.

  Carol L. Novak, 51, Vice President and Secretary. Vice President and Secretary of Levin Management and Levco since June 1996; prior thereto, Secretary and Treasurer of the predecessor to Levco.

  Levco is currently engaged in a search for a chief operating officer whose responsibilities would include internal administration and the development and implementation of business strategy.

  Levco's Employees

  At May 31, 1999, Levco employed 79 people, including 22 investment professionals of whom 11 were primarily portfolio managers, seven were primarily securities analysts and four were traders or trading associates. The 22 investment professionals have more than 275 years of collective experience in finance, with an average of 13 years in the industry, and five years at Levco or its predecessor. The senior investment professionals have an average of eight years at Levco or its predecessor.

  Levco's Properties

  Levco's executive offices are located at One Rockefeller Plaza, New York, New York 10020. Levco's offices currently encompass approximately 33,000 square feet and are governed by a 10-year lease which expires in January 2008. The majority of Levco's operations are conducted at this location and the Company's business will be conducted at this location after the Company closes its Chicago office. Levco expanded its space to its current configuration in 1998 and Levco believes that its facilities are adequate for its current level of operations and the anticipated level of operations should the Company's shareholders approve the Plan.

Changes that Will Result from Implementing the Plan

  There are several changes that will occur as a result of the Company implementing the Plan:

  . Levco will no longer manage the Company's public portfolio. This will reduce Levco's revenues by the amount of the fees the Company has paid to Levco, which totaled $1.5 million in 1998 (approximately 3.6% of total revenues) and $1.5 million in 1997 (approximately 3.8% of total revenues).

  . Levin Management owes the Company $65 million, which was incurred in connection with the acquisition of Levco. Levin Management currently is exploring relationships with unrelated lenders that could enable it to borrow, during the fourth quarter of 1999, up to $20 million to use to repay part of its debt to the Company. To the extent that borrowings are not available on terms that the Board deems advisable, or not used to repay debt, the Company expects to contribute the remaining debt to Levin Management's capital, which means that Levin Management will not repay such debt. The Board currently is considering the final treatment of the debt owed to the Company and will make its final determination in the best interests of the Company's shareholders based upon the condition of the Company and prevailing market and business conditions.

  . If the Company were not an investment company, it would have been required to account for the 1996 acquisition of Levco using purchase accounting. The effect of that would have been that the excess of the purchase price over the fair value of the assets acquired would have appeared on Levin Management's balance sheet as goodwill and other intangible assets, such as employment contracts and advisory agreements. These intangibles would have been allocated to the various acquired assets and amortized (reducing the Company's earnings) over the useful life of each asset.

   When the Company ceases to be an investment company, it will have to account for the acquisition in this way. The Company will then prepare consolidated financial statements (including the Company and the Levco Companies) to give effect to that acquisition. The consolidated balance sheet will include an amount of goodwill and other intangibles equal to the amount of goodwill and other intangibles that the Company would have included at the time of

Changes that will Result
from Implementing the Plan
   the acquisition had it been subject to these rules, less the amount that the Company would have amortized from the time of the acquisition through the date of the new financial statements. This will be reflected in the Company's statement of income in the first quarter following the change in accounting principles.

   The amortization of the goodwill and intangibles will have the effect of reducing the Company's reported earnings, but will not reduce the Company's cash flow.

  . Initially, the Company does not expect to pay significant dividends, if any, to its shareholders and the Company will not have an income, dividend or capital gain reinvestment plan.

  . A daily net asset value will no longer be applicable; instead, the Company's value will be reflected in its stock price.

  . Shareholders will have a direct interest in CTO.

These changes, and others, are reflected in the pro forma condensed balance sheet and statement of income that are attached to this proxy statement as Appendix D. The pro forma statements are based on the audited financial statements of the Company and Levin Management as of December 31, 1998, with the adjustments described in Appendix D.

Federal Income Tax Consequences

  Under current Federal tax law, the following are the Federal income tax consequences generally arising with respect to the Plan. This discussion is intended for your information in considering how to vote on the proposals and not as tax guidance to shareholders.

  This summary of federal tax consequences of the Plan is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and regulations, all as in effect on the date of this Proxy Statement. These laws, regulations, and interpretations all are subject to change and those changes may be retroactive. This summary does not discuss tax consequences under state, local, or foreign tax laws or tax consequences to persons that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. You should consult with your own tax advisors to determine the tax effect of the proposed transactions and, specifically, the tax effect of the application of United States federal income tax laws, as well as the laws of any state, local, or foreign taxing jurisdictions, to your particular situation.

  Status of the Company as Regulated Investment Company

  The Company has operated for federal income tax purposes as a regulated investment company under Subchapter M of the Code and intends to continue to qualify as a regulated investment company through December 31, 1999. Thereafter the Company intends to be treated for federal tax purposes as a C corporation--that is, a corporation subject to the general rules of corporate taxation. (See "Termination of Regulated Investment Company Status" below.)

  As part of the Plan, the Company intends to sell substantially all of its investments, except for its stock in CTO and Levco. These sales will be taxable transactions for the Company, with gain or loss measured by the excess, or deficit, as the case may be, of the amount received for the securities minus their adjusted federal tax basis in the hands of the Company. The character of such gain as short-term or long-term will be determined by the period for which the Company has held the securities, rather than the period for which you have held your Company Shares. For federal tax purposes, the distribution of CTO Shares by the Company to its shareholders will be treated as a sale by the Company of its CTO Shares for fair market value, causing the Company to realize a long-term capital gain equal to the excess of such value over the Company's adjusted tax basis in its CTO Shares.

  As long as it continues to comply with the distribution and diversification requirements applicable to regulated investment companies, the Company itself will not be liable for federal taxes on its sales

                                                       Changes that Will Result
                                                     from Implementing the Plan
of securities or its distribution of CTO Shares pursuant to the Plan; rather you will include in your income the amount of net investment income and net realized capital gain that is distributed to you. (See "Treatment of Company Shareholders.") The Plan contemplates that the Company will make distributions of cash and CTO Shares that you will be required to include in your income with respect to the year ended December 31, 1999. These distributions will include substantially all of the income and gain recognized by the Company in 1999 from its sales of securities as part of the Plan as well as the gain required to be recognized by the Company with respect to the distribution of CTO Shares. However, in order to comply with the requirement that a regulated investment company not have more than 25% of the total value of its assets invested in securities of a single issuer (other than of the United States government) as of the end of a calendar quarter, the Company will retain a significant portion of the cash proceeds from sales of securities through December 31, 1999, and not distribute such retained amount until January 2000. Dividends and capital gain distributions that the Company declares in the fourth quarter of 1999 but does not distribute to you until January 2000, will nevertheless be treated for federal tax purposes as though you received them on December 31, 1999.

  The Company will send to you information in early 2000 describing the amount of net investment income and net realized capital gain that will have been distributed to you with respect to the taxable year ending December 31, 1999. At that time the Company will also identify the amounts of distributions made in January 2000 that will be treated as having been received by you on December 31, 1999.

  Treatment of Company Shareholders

  In carrying out the Plan, the Company expects to make the following distributions: (i) a distribution of cash and CTO Shares on or about September 24, 1999 and (ii) one or two additional distributions of cash in December and January (if two distributions) or in January 2000 (if one distribution). The Company will send you information concerning the record date for each distribution, the amount of each distribution, its status for federal income tax purposes, and the taxable year to which it relates. This section summarizes the general effects of this series of distributions.

  As a shareholder of a regulated investment company, you will be required to include in your income the amount of Company net investment income and net realized capital gain that is distributed to you by the Company with respect to the taxable year ending December 31, 1999. This amount will include your share of income and gains attributable to the Company's sales of substantially all its securities in 1999, the gain realized by the Company on CTO Shares distributed in 1999, and other net investment income or net realized capital gain of the Company for 1999. Any portion of the distribution of net investment income and net realized capital gains you receive in January 2000, that represents a dividend declared in the fourth quarter of 1999 will be deemed to be received by you on December 31, 1999.

  Your basis in CTO Shares distributed by the Company to you will be equal to their total fair market value on the date of distribution. Your tax holding period for CTO Shares distributed to you by the Company will commence on the date of distribution.

  Any amounts that are distributed to you in excess of the Company's net investment income and net realized capital gain will be treated as dividends and taxed as ordinary income, to the extent of the Company's accumulated earnings and profits from periods before it qualified as a regulated investment company. The amount of such earnings and profits per Company Share is estimated to be $1.59. If the Company distributes in 1999 an amount in excess of its 1999 net investment income and net realized capital gain, then you will be treated as receiving in 1999 a dividend to the extent you receive a distribution of such accumulated earnings and profits in 1999. On the other hand, to the extent that all or a portion of the Company's accumulated earnings and profits is not distributed in 1999 but rather in January 2000, then you will be treated as receiving a dividend in 2000.

Federal Income Tax Consequences

  If you receive distributions that are in excess of the Company's net investment income, net realized capital gain, and accumulated earnings and profits, then such excess distributions may produce additional gain with respect to your stock in the Company. The amount of such excess distributions will first reduce your adjusted federal tax basis in your Company Shares (but not below zero). The amount by which the excess distributions are greater than your adjusted basis in your Company Shares will be treated as gain with respect to your Company Shares, which will be capital gain if you hold such stock as a capital asset and will be long-term or short-term depending on whether you have held such stock for more than one year as of the date of distribution.

  You should consult with your individual tax advisors to make sure that the number you are using for your federal adjusted tax basis in your Company Shares accurately reflects all relevant items. In particular, the tax basis in your Company Shares will generally have been increased by any amounts reinvested by you, including capital gains that were designated by the Company for inclusion in your income but not actually distributed to you; such designated capital gains are deemed to be reinvested by you. The table below shows the amounts per share (adjusted for the 1983 and 1988 stock splits) that the Company designated as capital gains for the years 1971 through 1987; since 1988 the Company has not designated any such capital gains.

             Year                           Per Share
             ----                           ----------
             1971.......................... $0.0748528
             1972..........................  0.0437261
             1973..........................  0.0572323
             1974..........................  0.0193103
             1975..........................  0.0172390
             1976..........................  0.0157778
             1977..........................  0.0127930
             1978..........................         --
             1979..........................  0.1071930
             1980..........................  0.1022223
             1981..........................  0.1042167
             1982..........................  0.3931667
             1983..........................  0.6660500
             1984..........................  1.2952000
             1985..........................  0.9652000
             1986..........................  1.3163500
             1987..........................  1.3997000

  After the Company has made all distributions as part of the Plan, you will own stock in the Company, which intends to be treated for tax purposes as a C corporation after December 31, 1999. The principal asset of the Company after the Plan has been completed is expected to be Levco, the fair value of which as of May 31, 1999 has been determined by the Company's board of directors to be $95 million, or about $2.43 per share, assuming the proposed repayment of $20 million of Levco's debt to the Company. At that point, your adjusted federal tax basis in your Company Shares will have been reduced, as described above, by the amounts of cash and CTO Shares received by you to the extent such amounts are greater than the Company's net investment income and net realized capital gain and its accumulated earnings and profits.

  A subsequent sale or exchange of Company Shares will produce taxable gain or loss measured by the excess, or deficit, as the case may be, of the amount realized minus your adjusted tax basis in such stock. Such gain or loss will be long-term capital gain if the stock has been held as a capital asset for more than one year. However, if you receive a capital gain distribution that includes long-term capital gains, and you have held Company Shares for 6 months or less, then any loss on the sale or exchange of your Company Shares will be treated as long-term capital loss to the extent of the long-term capital gain that was distributed to you.

                                                Federal Income Tax Consequences

  Termination of Regulated Investment Company Status

  The Company intends to be treated as a C corporation after December 31, 1999. For tax periods beginning after that date, it will cease complying with the special tax rules applicable to regulated investment companies, including the requirements that have caused it to make distributions of substantially all of its net investment income and net realized capital gain in prior taxable years. Thus, the Company does not expect to pay significant dividends, if any, to its shareholders in taxable years after December 31, 1999.

  Among other things, treatment as a C corporation means that the Company will be taxable on its income and gains regardless of whether it distributes dividends to you. Furthermore, any distributions by the Company to you with respect to tax periods after December 31, 1999, will be treated as dividends to the extent of the Company's current or accumulated earnings and profits at such time, then as a return of capital to the extent of your basis in Company stock, and finally as an amount received by you in exchange for your Company stock which will be capital gain if you hold such stock as a capital asset and will be long-term or short-term depending on whether you have held such stock for more than one year as of the date of distribution.

  Examples

  The following examples show the effects of certain hypothetical distributions and subsequent sales with respect to two shareholders, one having an adjusted tax basis in Company Shares in the amount of $4.00 at the commencement of the distributions, and the other with an adjusted tax basis in the amount of $18.00. The adjusted tax basis in Company Shares will include amounts distributed (or deemed distributed) that were reinvested in the Company. In each case below, the shareholder is assumed to be subject to an effective combined 25% rate of tax (federal and state) with respect to long-term capital gains and an effective combined 45% rate of tax (federal and state) with respect to ordinary income and short-term capital gains. However, the amount distributed by the Company to a shareholder arising out of the Company's sales of securities will reflect the character of such sales in the Company's hands, and will be a mixture of short-term and long-term capital gains and losses taxed accordingly. The examples are illustrative only and have been prepared using the number of shares and the amounts of per-share distributions assuming the Company's securities were sold at their estimated values as of June 11, 1999, before the proposed reverse stock split. The amounts actually distributed will depend on each security's value as of the date of its sale or, in the case of CTO, distribution. You should consult your own tax advisor to determine the federal, state, and local tax consequences of receiving distributions as part of the Plan and holding Company Shares in light of your unique circumstances.

      Shareholder basis in BKF stock.....................        $ 4.00 $18.00

        Cash distributed................................. $16.86
        CTO Shares distributed...........................  +1.92
                                                          ------
      Total cash and CTO shares distributed..............         18.78  18.78

        Gains from sales of securities...................   5.83
        Gain from CTO distribution.......................   1.79
        Earnings and profits ("E&P").....................  +1.59
                                                          ------
      Total gain and E&P distributed.....................         -9.21  -9.21
                                                                 ------ ------

      Excess of distribution over gain and E&P...........          9.57   9.57
      Excess of distribution over basis..................          5.57    N/A

      Shareholder taxes with respect to:
        Gains from securities sales......................          1.87   1.87
        Gains from CTO Shares distribution...............          0.45   0.45
        E&P..............................................          0.71   0.71
        Excess of distribution over tax basis............         +1.39  +0.00
                                                                 ------ ------
      Total tax from distributions.......................          4.42   3.03

      Basis in BKF stock after distributions (original
         basis minus "Excess of distribution over gain
         and E&P" above, but not less than zero).........          0.00   8.43
      Value of BKF (Levco)...............................          2.43   2.43
      Gain or loss upon later sale.......................          2.43  (6.00)

  The table in Appendix E extrapolates parts of this example for a wider range of shareholder bases.

Federal Income Tax Consequences

Risks Relating to the Consummation of the Transactions Contemplated by the Plan

  Trading of Company Shares After the Distribution

  The Company Shares currently trade on the NYSE under the trading symbol "BKF". After the liquidation of the private and public portfolios of the Company and the distributions of the net proceeds of these sales and of the CTO Shares, the Company's value will be substantially lower. Accordingly, the Company expects that the trading price range of the Company Shares immediately after each distribution will be substantially lower than the trading price range of the Company Shares prior to the distribution. (This may be true even if shareholders approve the reverse stock split. For more information on this proposal, see "Approval of Amendment to the Certificate of Incorporation of Baker, Fentress & Company".)

  The combined trading prices of the Company Shares and the CTO Shares held by Company shareholders after the distribution plus the cash the Company has distributed to shareholders may be less than or greater than the trading price of the Company Shares prior to the distribution, and may be less than the per share value at which the Company has included Levin Management in computations of net asset value per share. The marketplace will determine the prices at which the Company Shares trade before and after the distribution. The depth and liquidity of the market for the Company Shares, investor perception of the Company, Levco and the investment management industry, the Company's operating results (which will be almost entirely a function of Levco's operating results), the Company's dividend policy and general economic and market conditions may or may not influence the market's determination of the price of the Company Shares.

  Dependence on Key Personnel

  Levco is dependent on the efforts of Mr. Levin, its chairman and chief executive officer, and Mr. Kigner, its co-chairman and chief investment officer and principal portfolio manager for a majority of Levco's assets under management. The loss of Mr. Levin's or Mr. Kigner's services, or their incapacitation, could have a material adverse effect on Levco and the Company because it could jeopardize Levco's relationships with its clients and result in the loss of those accounts.

  Mr. Levin has an employment contract with the Company and Levin Management and Mr. Kigner has an employment contract with Levin Management. Messrs. Levin and Kigner entered into their employment contracts at the time the Company acquired Levco. Mr. Levin's and Mr. Kigner's contracts began on June 27, 1996 and continue for a term of five years. Each of the employment contracts contains confidentiality and noncompetition provisions (the non-competition provision in Mr. Kigner's agreement runs for four years, through June 28,
2000). Each contract also contains provisions that require the Company or Levin Management to pay either individual if the Company or Levin Management terminates his employment without cause (as defined in the contract). The Company, Levin Management and Messrs. Levin and Kigner must seek arbitration for any disputes brought under the contracts. There can be no assurance that either Mr. Levin or Mr. Kigner will renew his contract after the expiration of the terms and the loss of either could have a material adverse effect on Levco and the Company.

  Levco's future success also depends on its ability to retain and attract other qualified personnel to conduct its investment management business. The market for qualified portfolio managers is highly competitive and has grown more so in recent years as the entire industry has experienced growth. To the extent that Levco further diversifies its products and strategies, Levco anticipates that it will be necessary for it to add portfolio managers and investment analysts. There can be no assurance that Levco will succeed in its efforts to recruit and retain the required personnel. The loss of key personnel or the inability to recruit and retain qualified portfolio managers and marketing personnel could have a material adverse effect on the Company's business.

  In December 1998, the Company (after approval by shareholders) adopted an incentive compensation plan to give the Company and Levco the ability to attract and retain talented professionals with equity-based and cash compensation. If the price of Company shares decreases

                                                     Risks Relating to the Plan
after the consummation of the Plan, there can be no assurance that the equity-based compensation will serve its purpose to attract and keep these professionals. In addition, any equity-based compensation that the Company awards under the incentive compensation plan could have the effect of diluting current shareholders' interests in the Company. Currently, there is no equity-based compensation outstanding.

  Potential Adverse Effects on the Company's Performance Prospects from a Decline in the Performance of the Securities Markets

  Levco's operations are affected by many economic factors, including the performance of the securities markets. During recent years, unusually favorable and sustained performance of the U.S. securities markets, and the U.S. equity market in particular, has attracted substantial inflows of new investments in these markets and has contributed to significant market appreciation. This, in turn, has led to an increase in assets under management and revenues for Levco. More recently, the securities markets have experienced significant volatility. Declines in the securities markets, in general, and the equity markets, in particular, would likely reduce Levco's assets under management and consequently reduce Levco's revenues. In addition, any continuing decline in the equity markets, failure of these markets to sustain their prior rates of growth, or continued volatility in these markets could result in investors withdrawing from the equity markets or decreasing their rate of investment, either of which would likely adversely affect Levco. Levco's rates of growth in assets under management and revenues have varied from year to year, and there can be no assurance that the growth rates sustained in the past will continue. Levco is generally a "value" manager, meaning that its primary investment strategy is to invest in stocks it believes are relatively undervalued. A general decline in the performance of value securities could have an adverse effect on Levco's revenues, and, in turn, impact the revenues of the Company. In addition, in recent years value stocks have underperformed other types of securities and there can be no assurance that this trend will not continue or worsen. Levco also offers an event-driven, risk arbitrage product. A failure to effect its risk arbitrage strategy in an efficient manner could likewise impact the revenues of the Company.

  Future Investment Performance

  Success in the investment management industry depends largely on investment performance. Good performance generally stimulates sales of Levco's services and investment products and tends to keep withdrawals and redemptions low. This generates higher management fees because such fees are based on the amount of assets under management, and sometimes on investment performance. On the other hand, relatively poor performance tends to result in decreased sales, decreased assets under management, and the loss of accounts, with corresponding decreases in revenue.

  Shown below is historical information about the performance that Levco's accounts have achieved as a whole as compared to the Russell 1000 Value Index and the Standard & Poor's 500 Stock Index. The Russell 1000 Value Index measures the performance of those companies in the Russell 1000 Index (which includes the largest 1,000 U.S. companies based on total market capitalization) with lower price/book ratios and lower forecasted growth rates. The S&P 500 Index is a broad-based, unmanaged market-weighted index of 500 U.S. companies.

                         Comparison of Annual Returns

                             1998   1997    1996   1995   1994   1993    1992
                             -----  -----   -----  -----  -----  -----  ------
Levco Composite (net)....... 15.87% 22.99%  21.02% 32.64%  0.90% 13.62%  14.06%
Russell 1000 Value Index.... 15.63  35.18   21.64  38.35  (1.99) 18.12   13.81
S&P 500 Index............... 28.58  33.36   22.96  37.58   1.30  10.06    7.62
                                                                        Since
                             1991   1990    1989   1988   1987   1986    1986
                             -----  -----   -----  -----  -----  -----  ------
Levco Composite (net)....... 24.89% (3.08)% 29.71% 22.47% 12.77% 14.79% 644.60%
Russell 1000 Value Index.... 24.61  (8.08)  25.19  23.16   0.50  19.98  638.00
S&P 500 Index............... 30.45  (3.14)  31.65  16.57   5.22  18.70  742.90

--------
Past performance is not indicative of future results.
The Notes are an integral part hereof.

Risks Relating to the Plan

Notes to Comparison of Annual Returns

Basis of Presentation: Richard A. Eisner & Company, LLP examined the investment performance results for the Levco composite for the years 1986 through 1995 and 1998. Ernst & Young LLP examined the investment performance results for the period 1/1/96 through 12/31/97. For the periods through 6/30/96, performance is that of Levco's predecessor.

The investment performance results have been prepared and presented in compliance with the Association for Investment Management and Research ("AIMR") Performance Presentation Standards from January 1, 1993 through December 31, 1998. The full period is not in compliance because, for periods prior to January 1, 1993, size-weighted composite returns were calculated using end-of-period market values. Additionally, the presentation does not include the standard deviation measure of dispersion for periods prior to January 1, 1993. AIMR has not been involved with the preparation or review of this report.

Managed Accounts: Levco's composite includes all accounts managed on a fully discretionary basis, including taxable and tax-exempt accounts, except: immediate family and related accounts, accounts with assets under $1,000,000, one account for which only the equity portion of the portfolio is managed, all investment partnerships of which affiliates serve as general partners and similarly managed accounts which utilize investment strategies different from the accounts included in the composite and accounts managed under a broker sponsored wrap-fee program. The excluded accounts comprise 35% of Levco's assets under management. A complete list and description of all of Levco's composite accounts is available upon request.

Calculation of Performance: For the period from 1986 through 1989, the results shown above reflect the deduction of a 1% investment management fee payable quarterly at a rate of 0.25% of ending market value. This is the maximum investment management fee charged by Levco. These results do not reflect actual fees charged. For the periods from January 1, 1990, the net results shown above reflect the deduction of the actual dollar-weighted fee rate paid by all accounts in the composite. Levco has calculated the dollar-weighted fee rate by dividing the quarterly investment management fees paid by the accounts in the composite by the total composite asset value. This dollar-weighted fee rate also includes the performance fees paid by certain accounts. Inclusion of the performance-based fees does not materially affect the dollar-weighted fee rate.

  Success in the investment management industry also depends on the ability of an investment manager, and third parties with whom the investment manager contracts, to successfully perform administrative, back-office and trade execution functions. A failure by Levco or a third party contracted by Levco to perform such functions could impact the revenues of Levco, which, in turn, could impact the revenues of the Company.

  Loss of Significant Accounts

  Levco had approximately 640 accounts (counting each wrap fee program as a single account) as of May 31, 1999, of which the ten largest accounts, excluding the Company, generated approximately $13.4 million of revenues for Levco in 1998, or approximately 35.4% of Levin Management's total revenues during 1998. The portion of the Company's assets that comprised the public portfolio generated approximately $1.5 million in revenues for Levco in 1998, which was approximately 3.6% of total revenues. Levco has been notified that one of its ten largest accounts is withdrawing capital from all of its managers, including Levco. Levco expects that, at present market values, approximately $350 million will be withdrawn from this account. The timing of the withdrawal is uncertain, but the bulk of the assets are likely to be withdrawn during the fourth quarter of 1999. Revenues from the assets expected to be withdrawn were approximately $1.05 million, or about 2.5% of Levco's total revenues, in 1998. Except as described above, Levco has no knowledge of any further withdrawals planned from any of these accounts. The withdrawal of all or a significant part of the assets of such an account, if it should occur, would have an adverse effect on Levco's revenues, which, in turn, would affect adversely the Company.

  Levco's Fees and Investment Contracts

  Some segments of the investment management industry have experienced a trend toward lower management fees. Levco must maintain a level of investment returns and service that is acceptable to clients given the current fees they pay Levco. There can be no assurance that, after the Company completes the transactions the Plan contemplates, Levco will be able to maintain its current fee structure or client base. Reduction of the fees for new or existing clients could have an adverse impact on Levco's profits and, as a result, adversely impact the Company's results.

  Moreover, Levco derives almost all of its revenue from investment management agreements. For investment companies, a majority of the disinterested members of each fund's board must approve

                                                     Risks Relating to the Plan
these agreements at least annually and the agreements are terminable without penalty on 60 days' notice. Levco's agreements with its separately-managed account clients generally are terminable by the client without penalty and with little or no notice. Any failure to renew, or termination of, a significant number of these agreements could have a material adverse effect on Levco and the Company.

  Levco, through Levco GP, also derives revenue from the Levco Partnerships' incentive fees. Good performance of the Levco Partnerships generates higher incentive fees because those fees are based on the performance of the assets under management. On the other hand, relatively poor performance will result in lower or no incentive fees, and will tend to lead to decreased assets under management and the loss of accounts, with corresponding decreases in revenue.

  Competition

  The investment management business is highly competitive. Levco competes with a large number of domestic and foreign investment management firms, commercial banks, insurance companies, broker-dealers and other firms offering comparable investment services. Many of the financial services companies with which Levco competes have greater resources and assets under management than Levco and offer a broader array of investment products and services.

  Levco believes that the most important factors affecting its ability to attract and retain clients are the abilities, performance records and reputations of its portfolio managers, the ability to hire and retain key investment personnel, the attractiveness of investment strategies to potential investors and competitiveness in fees and investor service. Levco's ability to increase and retain client assets could be adversely affected if client accounts underperform client expectations, or if key investment personnel leave Levco. The ability of Levco to compete with other investment management firms also depends, in part, on the relative attractiveness of its investment philosophies and methods under prevailing market conditions. The absence of significant barriers to entry by new investment management firms in the institutional managed accounts business increases competitive pressure.

  Dependence on Information Systems; Year 2000

  Levco is highly dependent on information systems and technology. It depends, to a great extent, on third parties who are responsible for managing, maintaining and updating the systems. There can be no assurance that Levco's current systems will continue to be able to accommodate Levco's growth or that the costs of its outsourcing arrangements will not increase. Such a failure to accommodate growth or an increase in costs could have a material adverse effect on Levco and the Company.

  Some of today's computer systems cannot process date-related information because they are not programmed to distinguish between the year 2000 and the year 1900 (commonly referred to as the Year 2000 problem or Y2K). Because Levco is highly dependent on its information systems and technology, the failure of its internal computer systems to be Year 2000 compliant could have a material adverse impact on Levco and the Company. For example, such a failure could lead to incomplete or inaccurate recording of trades in securities or result in the generation of erroneous financial reports. This, if not remedied, could cause business interruptions, financial loss, regulatory actions, reputational harm and legal liability.

  Levco also depends on the proper functioning of third-party computer and non-information technology systems. These third parties include financial intermediaries, such as stock exchanges, depositories, clearing agencies, clearing houses and commercial banks. If these third parties have Year 2000 problems that are not remedied, Levco could experience numerous operating difficulties, including, for example: disruption of critical administration and record-keeping services, disruptions of electrical services or telecommunications capabilities, receipt of inaccurate data information which may lead to inaccurate pricing of securities, failed trade settlements, inability to trade in certain markets, disruption of capital flows resulting in a stress on liquidity, financial and accounting difficulties that expose the Company to increased credit risk and loss of business.

Risks Relating to the Plan

  In seeking to become Year 2000 compliant, Levco has been implementing a written compliance plan involving (i) a full assessment of computer hardware and software, electronic equipment and physical facilities, (ii) the correction of deficiencies, (iii) the testing of systems and (iv) the development of contingency plans. Both the development and implementation of the plan have been executed by firm personnel working with external consultants. Although Levco has taken numerous steps toward becoming Year 2000 compliant in its own technology systems and has taken steps to ensure that its vendors and service providers are also Year 2000 compliant, there can be no assurance that the Year 2000 program will be effective. Levco and LEVCO Securities have each filed reports with the Securities and Exchange Commission regarding the status of their Year 2000 compliance program on Form ADV-Y2K and on Form BD-Y2K, respectively.

  The Company's distributions under the Plan likely will occur during late 1999 and early 2000. Due to the uncertainties surrounding the Year 2000 problem, the prices of the Company's portfolio securities may fluctuate greatly in response to increasing concerns about the Year 2000 problem and the possible movement by investors into more liquid assets (such as cash). Thus, there can be no assurance that the Year 2000 problem will not negatively impact the prices at which the Company sells its portfolio securities.

  Conflicts of Interest

  Levco's officers, directors and employees may from time to time own securities which one or more of its clients also own. Levco maintains internal policies with respect to individual investments by its officers, directors and employees which require them to report securities transactions and restrict certain transactions so as to minimize possible conflicts of interest.

  Regulation

  Virtually all aspects of the Levco Companies' business are subject to various federal and state laws and regulations. Levco is registered with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"), and believes it is in compliance with applicable state securities notification requirements. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, recordkeeping, operational and disclosure obligations. In addition, Levco is registered with the Commodity Futures Trading Commission as a commodity trading advisor and a commodity pool operator and LEVCO GP is registered with that agency as a commodity pool operator. Levco and LEVCO GP are members of the National Futures Association. LEVCO Securities is registered as a broker-dealer under the Exchange Act, is a member of the National Association of Securities Dealers, Inc. and is a member of the Municipal Securities Rulemaking Board. In addition, Levco is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and its regulations insofar as it is a "fiduciary" under ERISA with respect to certain clients.

  These laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Levco Companies from conducting their business if they fail to comply with these laws and regulations. If the Levco Companies fail to comply with the laws and regulations, these agencies may impose sanctions, including the suspension of individual employees, limitations on business activities for specified periods of time, revocation of registration, and other censures and fines. Changes in these laws or regulations could have a material adverse affect on the profitability and mode of operations of the Levco Companies.

  Certain Legal Requirements

  The Board and management believe that the Company will be solvent at the time of the distribution of cash and CTO Shares, will be able to repay its debts as they mature and will have sufficient capital to carry on its businesses. However, if as a result of a legal action by an unpaid creditor, a court were to find that, at the time the Company effected the distribution, the Company (i) was insolvent, (ii) was rendered insolvent by reason of the distribution, or (iii) believed it would incur

                                                     Risks Relating to the Plan
debts beyond its ability to pay the debts as they matured, such court could void the distribution of cash or CTO Shares (in whole or in part) and require that the shareholders return the special dividend of cash or CTO Shares (in whole or in part) to the Company, or require the Company, as the case may be, to fund certain liabilities for the benefit of creditors. In addition, the Board also believes that the distributions of cash and CTO Shares will comply with applicable dividend laws. However, if, as a result of a legal action, a court were to find that the Company made the distributions in violation of laws restricting dividends, consequences similar to those described above could result.

Plan Effective Date; Modification of Plan; Shareholder Approval

  The Board preliminarily adopted the outline of the Plan on May 6, 1999 and approved the final form of the Plan on June 17, 1999. If the Company's shareholders approve the Plan, the Board will take the steps necessary to implement the Plan. If shareholders do not approve the Plan, the Board will continue to operate the Company as a closed-end investment company in accordance with the Company's current investment restrictions.

  Conditions; Termination. Shareholders must approve the Plan in its entirety. In addition, the Company's Board has retained discretion, even if shareholder approval of the Plan is obtained, to abandon, defer or modify the Plan or any matter contemplated by the Plan. However, if the Board takes any such action, it will do so on the basis that such action will be in the best interests of the Company and its shareholders.

Recommendation

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PLAN FOR DISTRIBUTION OF ASSETS OF BAKER, FENTRESS & COMPANY.

APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF BAKER, FENTRESS &
                                    COMPANY
-------------------------------------------------------------------------------

  The Board has approved a proposal to amend the Company's Restated Certificate of Incorporation authorizing the Company, subject to shareholder approval, to effect a reverse stock split of the Company's outstanding shares of common stock, by reclassifying each six outstanding shares of common stock held (your "Company Shares") into one share of new common stock (called the "New Common Stock"). The proposed certificate of amendment is in the form attached to this Proxy Statement as Appendix F. Approval of the amendment to the Certificate of Incorporation by shareholders requires the affirmative vote of the holders of a majority of the outstanding shares of the common stock.

General

  The Company is currently authorized to issue up to 60,000,000 shares of common stock, par value $1.00 per share. This proposal will effect a reverse stock split on the basis of one share of New Common Stock for each six outstanding Company Shares.

  The proposal is conditioned upon shareholder approval and consummation of the Plan. If shareholders do not approve the Plan or the Plan is not otherwise consummated, the Company will not amend the Certificate of Incorporation to effect the reverse stock split. The amendment to the Certificate of Incorporation will not occur until after the Company has completed the final distribution under the Plan. The Company expects that this will occur during the first quarter of 2000. Pending this reverse stock split, the Company anticipates that the net asset value and the trading price of the Company Shares will decline as a result of the distributions of cash and CTO Shares.

Reverse Stock Split

Reasons for the Reverse Stock Split

  If shareholders approve the Plan set forth under the first proposal, the Company's market price per share will decline, approximately in proportion to the amount of assets that the Company distributes. For example, if the Company's stock trades in the market after the distribution at exactly the value at which the Company valued the Levco Companies as of May 31, 1999, the per share price will be $2.43 (if the Levco Companies borrow $20 million of debt, with the proceeds used in partial repayment of the Company's loan to Levin Management and the remainder of the loan converted by the Company to equity of Levin Management) or $2.95 (if the entire loan is converted by the Company to equity of Levin Management). This is an illustration only--not a prediction or a promise, and is subject to change based on the amount of leverage to which the Company is subject. As described above, the market will determine the trading price for the Company's stock, which may be less or more than this amount.

  The Board believes the reverse stock split is desirable for several reasons. The reverse stock split is intended to increase the acceptance of the Company's stock by the financial community and the investing public and, accordingly, could enhance your value.

  The reverse stock split will decrease the number of shares outstanding and presumably increase the per-share market price for the New Common Stock. The Company is currently quoted on the NYSE, which has adopted certain criteria that the Company is required to meet. Although the Company currently meets all criteria applicable to it, if its price falls below a certain level, the NYSE could consider delisting the Company.

  Theoretically, the per-share market price should not, by itself, affect the marketability of the stock, the type of investor who acquires it, or the Company's reputation in the financial community, but in practice this is not necessarily the case. Many institutional and other investors look upon stocks trading below $10.00 as being unduly speculative in nature or having greater volatility or larger bid/ask spreads as a percentage of value and, as a matter of policy, avoid investment in those stocks.

  Moreover, some brokerage firms are reluctant to recommend lower-priced securities to their clients or lend money to their clients to purchase low-priced securities. Certain brokerage house policies also may tend to discourage individual brokers within firms from dealing in lower-priced stocks. Some of those policies and practices pertain to the payment of brokers' commissions and to time-consuming procedures that make the handling of lower-priced stocks unattractive to brokers from an economic standpoint. In addition, the structure of trading commissions tends to have an adverse impact upon retail holders of lower-priced stocks because the brokerage commission on a sale of a lower-priced stock generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

  Although there can be no assurance that the price of the Company's shares after the reverse split will actually increase in an amount proportionate to the decrease in the number of outstanding shares, the proposal is intended to result in a price level for the New Common Stock that will broaden investor interest and provide a market that will reflect more closely the Company's underlying value.

  There can be no assurance that any or all of these results will occur, including, without limitation, that the market price per share of New Common Stock after the reverse stock split will be six times the market price per share of Company Shares before the reverse stock split, or that the new price will either exceed or remain in excess of the current market price. Further, there is no assurance that the market for the New Common Stock will reflect more closely the Company's underlying value. You should note that the Board cannot predict how the reverse stock split will affect the market price of Company Shares. If shareholders approve the Plan but do not approve this proposal to amend the Certificate of Incorporation, there can be no assurance that the price of the Company's stock will remain high enough to prevent the effects outlined above.

                                                Reasons for Reverse Stock Split

  Company Shares currently are listed for trading on the NYSE under the trading symbol "BKF", and the New Common Stock is expected to be listed for trading on the NYSE under the same symbol.

Principal Effects of the Reverse Stock Split

  The principal effects of the reverse stock split will be:

    1. Based upon the 39,029,101 Company Shares currently outstanding (which is likely to be unchanged as of the record date), the adoption of the reverse stock split proposal will decrease the outstanding shares of common stock by approximately 84% and thereafter approximately 6.5 million shares of New Common Stock will be outstanding. However, the actual numbers may change because the Company will not effect the reverse split until after it completes its distribution of assets under the Plan.

    2. The Company will not decrease the amount of its authorized common stock. If shareholders adopt this proposal, the New Common Stock issued and outstanding will represent approximately 11% of the Company's authorized common stock, whereas Company Shares currently issued and outstanding represent approximately 65% of the authorized common stock. After giving effect to this proposal, the Board will be able to issue approximately 53.5 million shares of New Common Stock in the future without further action by the shareholders. The Company does not currently plan to issue shares of common stock except in connection with employee incentive compensation plans and possible acquisitions; however, any such issuance likely will have the effect of diluting current shareholders' proportionate interest in the Company.

    3. Unissued and unreserved New Common Stock will enable the Board to issue shares to persons friendly to current management. This could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of the Company at prices higher than prevailing market prices. Such additional shares also could be used to dilute the stock ownership of current and future shareholders of the Company.

    4. If approved and implemented, the proposal is likely to leave some shareholders with "odd lots" of New Common Stock (i.e., stock in amounts of less than 100 shares). These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in even multiples of 100.

  If this proposal is approved, the Company will file the Certificate of Amendment amending the Certificate of Incorporation with the Secretary of State of Delaware as soon as practicable after the date of the Company's last distribution under the Plan. The reverse stock split will become effective as of the close of business on the date of such filing.

Exchange of Stock Certificates and Elimination of Fractional Share Interests

  As soon as practicable after the Certificate of Amendment is filed with the Secretary of State of Delaware (called the "Effective Time"), the Company will notify you and request that you surrender your Company Shares for new certificates that will represent the number of shares of New Common Stock after the reverse stock split. Until so surrendered, each current certificate representing shares of Company Shares will be deemed for all corporate purposes after such Effective Time to evidence ownership of shares of New Common Stock in the appropriately reduced number. However, until you exchange your certificates, as described below, the Company (or its exchange agent) will hold all dividends or other distributions that may be payable to holders of record and will not pay any interest on these held dividends or distributions.

  ChaseMellon Shareholder Services, LLC will be appointed exchange agent (the "Exchange Agent") to act for you in effecting the exchange of your certificates. The Exchange Agent will furnish shareholders of record at the Effective Time with the necessary materials and instructions advising

Principal Effects of Reverse Stock
Split and Exchange of Certificates
them of the procedure for surrendering stock certificates in exchange for new certificates representing the ownership of New Common Stock. You will not have to pay a transfer fee or other fee in connection with the exchange of certificates unless, possibly, you ask for your certificates to be registered in another name. YOU SHOULD NOT SUBMIT ANY CERTIFICATES FOR EXCHANGE UNTIL REQUESTED TO DO SO.

  The Company will not issue any fractional shares of New Common Stock. In cases in which the reverse split will otherwise result in you holding a fraction of a share, the Company will pay you for such fractional interest on the basis of the average closing market price of the New Common Stock on the NYSE for the ten trading days immediately following the day of the Effective Time. Because the price of the Company Shares fluctuates, the Company cannot determine the amount we will pay you for your fractional shares until the ten trading day period after the Effective Time has elapsed.

  Upon your surrender of stock certificates representing Company Shares, the Company will deliver certificates representing New Common Stock to you. At the same time or as soon as possible thereafter, we will pay you cash (without interest) for your fractional shares, if any.

  If you have lost your certificate for Company Shares or it has been destroyed or stolen, you will be entitled to issuance of a certificate representing the shares of New Common Stock into which such shares will have been converted upon compliance with such requirements as the Company and the Exchange Agent customarily apply in connection with lost, stolen or destroyed certificates.

  Shares held without certificates in Dividend Reinvestment Plan accounts will be automatically exchanged for New Common Stock and cash for fractional shares without your taking any action.

  There were 2,437 shareholders of record of the Company as of the Record Date. This proposal, if adopted, is not expected to cause a significant change in the number of shareholders. The Company has no plans for the cancellation or purchase of its shares from individuals holding odd lots or a nominal number of such shares if shareholders adopt the proposal.

Federal Income Tax Consequences

  The following is a summary of the material federal income tax consequences of the proposed reverse stock split, which will not occur until after the Company has completed all distributions under the Plan. This summary does not purport to be complete and does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. This summary is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations of the Code and regulations, all as in effect on the date of this Proxy Statement. These laws, regulations, and interpretations all are subject to change and those changes may be retroactive. This summary also assumes that the New Common Stock will be held as a "capital asset" (generally, property held for investment) as defined in the Code. You are advised to consult your own tax advisor regarding the federal income tax consequences of the proposed reverse stock split in light of your personal circumstances and the consequences under state, local and foreign tax laws.

    1. The reverse split will qualify as a recapitalization described in
  Section 368(a)(1)(E) of the Code.

    2. The Company will not recognize any gain or loss in connection with the reverse split.

    3. You will not recognize any gain or loss when you exchange all of your Company Shares solely for shares of New Common Stock.

    4. The aggregate basis of the shares of New Common Stock you will receive in the reverse split (including any fractional share deemed received) will be the same as the aggregate basis of the Company Shares surrendered in exchange for the New Common Stock.

                                                 Exchange of Stock Certificates

    5. The holding period of the shares of New Common Stock you will receive in the reverse split (including any fractional share deemed received) will include the holding period of the Company Shares surrendered in exchange for the New Common Stock.

    6. If you receive cash in lieu of a fractional share, you will be treated as receiving the payment in connection with a redemption of the fractional share, and the IRS will determine the tax consequences of the redemption under Section 302 of the Code.

  The foregoing summary is included for general information only. Accordingly, you are urged to consult with your own tax advisor with respect to the tax consequences of the proposed reverse stock split, including the application and effect of the laws of any state, municipal, foreign or other taxing jurisdiction.

Recommendation

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION.

                                 OTHER MATTERS

-------------------------------------------------------------------------------

  The management of the Company does not intend to bring any other matters before the meeting, and it does not know of any proposals to be presented to the meeting by others. If any other matter properly comes before the meeting, however, the persons named in the proxy solicited by the Board will vote thereon in accordance with their judgment.

Federal Income Tax
Consequences

                              INTERESTS IN STOCK

-------------------------------------------------------------------------------

  The table below contains information as of May 31, 1999 on the number of shares of common stock of the Company and of its controlled affiliate, Consolidated-Tomoka Land Co., as to which each named officer of the Company and all directors and officers of the Company as a group, had outright ownership, or, alone or with others, any power to vote or dispose of the shares, or to direct the voting or disposition of the shares by others, and the percentage of the aggregate of such shares to all of the outstanding shares of the respective companies.

                                   Shares of Baker, Fentress & Company
                               --------------------------------------------
                                            Power Over
                                              Voting
                                          or Disposition
                                                of
                               Outright  Other Shares(a)      Aggregate
                               Ownership ---------------- -----------------
                               of Shares Alone   Shared    Shares   Percent
                               --------- ------ --------- --------- -------
Frederick S. Addy.............     4,272    --        --      4,272   0.01%
Bob D. Allen..................     3,051    --        --      3,051   0.01
Eugene V. Fife................     6,145    --        --      6,145   0.02
J. Barton Goodwin.............       --     --    750,418   750,418   1.92
James P. Gorter...............   129,332 21,805   430,900   582,037   1.49
David D. Grumhaus.............     7,992  5,315   489,865   503,172   1.28
Jeffrey A. Kigner.............   333,892    --        --    333,892   0.86
John A. Levin................. 3,602,133    --    123,299 3,725,432   9.55
Burton G. Malkiel.............       --     --      8,000     8,000   0.02
David D. Peterson.............    26,926    --        --     26,926   0.07
William H. Springer...........     5,000    --        --      5,000   0.01
Dean J. Takahashi.............     1,097    --        --      1,097   0.00
James P. Koeneman.............     1,326  1,230       454     3,010   0.01
Julie A. Heironimus...........       --     --         20        20   0.00
Scott E. Smith................     1,848    --      4,075     5,923   0.02
                               --------- ------ --------- ---------  -----
Directors and officers as a
 group (15 persons)........... 4,123,014 28,350 1,807,031 5,958,395  15.26%(b)

                                   Shares of Consolidated-Tomoka Land Co.
                                   -------------------------------------------
                                                Power Over
                                                Voting or
                                               Disposition
                                                 of Other
                                   Outright     Shares(a)      Aggregate
                                   Ownership   ------------ ------------------
                                   of Shares   Alone Shared Shares     Percent
                                   ---------   ----- ------ -------    -------
Bob D. Allen......................  111,540(c)  --      --  111,540(c)  1.72%
J. Barton Goodwin.................      --      --      800     800      .01
James P. Gorter...................    2,400     --    4,000   6,400      .10
John A. Levin.....................      --      --   36,844  36,844      .58
David D. Peterson.................    4,000     --      --    4,000      .06
                                    -------    ----  ------ -------     ----
Directors and officers as a group
 (15 persons).....................  117,940(c)       41,644 159,584(c)  2.47%

--------
Notes to Tables:
(a) Each person disclaims beneficial ownership of such shares.
(b) Number has been rounded.
(c) Includes 42,400 shares subject to options held by Mr. Allen that were exercisable within 60 days of May 31, 1999.

  The following table contains information with respect to the "beneficial ownership" (as defined by the Securities and Exchange Commission) of Company Shares, as of May 31, 1999, by each person (other than Mr. Levin whose share ownership information is shown above) who is known by management of the Company to beneficially own more than five percent of such stock.

                                                             Interests in Stock

Except as otherwise indicated by footnote, the person below has sole voting and investment power over its shares.

                                                               Shares
                                                            Beneficially
     Name and Address                                          Owned     Percent
     ----------------                                       ------------ -------
Yale University, Investments Office........................  2,101,814*   5.39%
230 Prospect Street
New Haven, CT 06511-2107
Attn: Dean J. Takahashi, Senior Director

--------
   *Does not include 1,097 shares owned by Mr. Takahashi, a Yale University employee who is a member of the Board of Directors of the Company.

                              EXECUTIVE OFFICERS

-------------------------------------------------------------------------------

  The current executive officers of the Company are listed below. The Company expects that these persons will remain executive officers until it has completed implementation of the Plan. At or before that time, the Company expects that certain of the executive officers of Levco will become executive officers of the Company.

        Name, Age, and Principal Occupation                                   Year First
               Since January 1, 1993                        Office(a)          Elected
        -----------------------------------                 ---------         ----------
James P. Gorter--age 69                              Chairman of the Board       1987
 Chairman of the Board of the Company; limited
 partner of Goldman Sachs & Co. until May 1999.

John A. Levin--age 60                                President and Chief         1996
 President and Chief Executive Officer of the         Executive Officer
 Company and Chairman and Chief Executive Officer
 of Levin Management and Levco since June 1996;
 prior thereto, President and Securities
 Analyst/Portfolio Manager at John A. Levin & Co.,
 Inc., the predecessor to Levco

James P. Koeneman--age 51                            Executive Vice President    1983
 Executive Vice President and Secretary of the        and Secretary
 Company (principal administrative and financial
 officer)

Scott E. Smith--age 45                               Executive Vice President    1989
 Executive Vice President of the Company (portfolio
 manager--private placement and small cap
 portfolios)

Julie Heironimus--age 40                             Treasurer and Assistant     1998
 Treasurer and Assistant Secretary of the Company     Secretary
 since April 1998; prior thereto, senior accountant
 of the Company

--------
(a) Each officer of the Company generally holds office until the first meeting of the Board after the annual meeting of shareholders and until his or her successor is elected and qualified.

Interests in Stock

                                 COMPENSATION

-------------------------------------------------------------------------------

Incentive Compensation Plan

  On December 30, 1998, the shareholders of the Company approved an incentive compensation plan to give the Company and Levco the ability to pay certain individuals equity-based compensation. The new compensation plan allows the Company and Levco to offer compensation based on the Company's stock and/or Levin Management's stock, in addition to cash incentives and other performance-based compensation. Excluding the automatic non-interested director options (described below at "Directors' Compensation" and which each non-interested Board member has forfeited), the Company has not granted any stock-based compensation under the incentive compensation plan. It also does not intend to grant any such stock-based compensation until after the consummation of the transactions contemplated by the Plan or until after the date of the Special Meeting if the shareholders do not approve the Plan.

Directors' Compensation

  Company employees who serve as directors of the Company receive no additional compensation for such services. The Company pays non-employee directors, including Levin Management employees or officers, an annual retainer of $20,000 (the Chairman receives $32,000), payable in quarterly installments. Non-employee directors receive $1,500 for each Board meeting and $500 for each meeting of a committee of the Board that they attend in person or by telephone. The Company also reimburses directors for their out-of-pocket expenses they incur in connection with such meetings.

  Under the incentive compensation plan, on December 30, 1998, the Company granted each non-interested director a stock option to purchase 1,000 shares of the Company. On April 22, 1999, the Company granted another option to each non-interested director to purchase 250 shares of the Company. The Board believes that the two grants of options, although automatic under the incentive compensation plan, were inappropriate in light of the proposal to adopt the Plan, so each director of the Company voluntarily terminated his or her rights to such shares of Company stock. No other options or equity-based compensation have been granted to directors, and the Company does not intend to grant any equity-based compensation under the incentive compensation plan until after the consummation of the transactions contemplated by the Plan or until after the date of the Special Meeting if the shareholders do not approve the Plan.

  The following table sets forth compensation paid by the Company during 1998 to each of the directors of the Company for serving as directors of the Company.

                               Aggregate    Pension or Retirement    Total
                              Compensation    Benefits Accrued    Compensation
                                from the       as Part of the       from the
Name of Person, Position        Company      Company's Expenses     Company
------------------------      ------------  --------------------- ------------
Frederick S. Addy............   $29,000             none            $29,000
 Director

Bob D. Allen.................    26,000(a)          none(a)          26,000(a)
 Director

Jessica M. Bibliowicz........    27,000(c)          none(c)          27,000(c)
 Former Director

Eugene V. Fife...............    28,500             none             28,500
 Director

J. Barton Goodwin............    27,000             none             27,000
 Director


                                                                   Compensation

                                 Aggregate    Pension or Retirement    Total
                                Compensation    Benefits Accrued    Compensation
                                  from the       as Part of the       from the
Name of Person, Position          Company      Company's Expenses     Company
------------------------        ------------  --------------------- ------------
James P. Gorter................   $46,000(b)          none            $46,000(b)
 Chairman of the Board and
  Director

David D. Grumhaus..............    28,000             none             28,000
 Director

Jeffrey A. Kigner..............    26,000(c)          none(c)          26,000(c)
 Director

John A. Levin..................         0(c)          none(c)               0(c)
 President, Chief Executive
  Officer and Director

Burton G. Malkiel..............    28,500             none             28,500
 Director

David D. Peterson..............    29,500(b)          none             29,500(b)
 Director

William H. Springer............    28,500             none             28,500
 Director

Dean J. Takahashi..............    26,000             none             26,000
 Director

--------
Notes to Directors' Compensation Table:
(a) In addition to the amounts shown, Mr. Allen receives compensation from CTO, of which he is chairman of the board and president. Mr. Allen participates in the CTO defined benefit pension plan funded by CTO. Pension benefits payable under the CTO plan are based primarily on years of service and the average compensation for the highest five years during the final 10 years of employment. The benefit formula generally provides for a life annuity benefit. The estimated annual benefit payable under the Consolidated-Tomoka Land Co. plan upon retirement at age 65 to a person with final average earnings of $160,000 or more and 10 years of service would be approximately $27,042 annually. At December 31, 1998, Mr. Allen was expected to be credited with eight years of service.
(b) Mr. Gorter received compensation from CTO as a director of that company until April 1999, when he ceased to be a CTO director. Mr. Peterson receives compensation from CTO as a director of that company which is in addition to the amounts shown.
(c) As described below in the Officers' Compensation--Summary Table, Mr. Levin receives compensation from the Company for his services as an officer of the Company, Mr. Kigner and Mr. Levin receive compensation from Levin Management for their services as officers and employees of that company and its subsidiaries, and Ms. Bibliowicz received compensation from Levin Management for her services as an officer and employee of that company and its subsidiaries, all of which is in addition to the amounts shown in the Directors' Compensation Table.

Officers' Compensation--Summary Table

  The following table sets forth compensation for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996 received, from the Company, Levin Management, and CTO by the Company's Chief Executive Officer, the Company's four other most highly compensated executive officers serving at the end of fiscal year 1998 (each of whom was paid in excess of $60,000 in aggregate compensation by the Company and Levin Management) and Janet Sandona Jones and Todd H. Steele for whom disclosure would have been required but for the fact that each resigned from the Company in 1998.

Compensation

                                       Annual Compensation
                           -------------------------------------------------------
   Name and Principal                                                  All Other
        Position           Year      Salary           Bonus           Compensation
   ------------------      ----      ------           -----           ------------
John A. Levin              1998     $990,748(a)     $1,614,706(b)       $30,000(c)
 Chief Executive Officer   1997      783,912(a)      1,711,658(b)        30,000(c)
 and President             1996      375,177(a)      1,400,000(b)        30,000(c)

James P. Gorter            1998            0                 0           64,000(d)
 Chairman of the Board     1997            0                 0           55,450(d)
                           1996            0                 0           46,150(d)

James P. Koeneman          1998      160,000            85,000           36,126(e)
 Executive Vice            1997      155,000            72,000           36,126(e)
 President and Secretary   1996      149,000            74,450           36,068(e)

Scott E. Smith             1998      155,000           300,000           35,168(f)
 Executive Vice            1997      150,000           125,000           35,168(f)
 President                 1996      145,400            82,270           35,168(f)

Janet Sandona Jones        1998       28,007                 0           10,522(g)
 Former Vice President     1997       81,000            32,000           31,940(g)
 and Treasurer             1996       77,700            38,885           32,730(g)

Todd H. Steele             1998       26,042                 0            6,868(h)
 Former Vice President     1997      125,000            75,000           26,051(h)
                           1996       12,500            25,000              148(h)

--------
(a) In 1998, Mr. Levin received $50,000 from the Company for serving as an officer of the Company and $940,748 from Levin Management for serving as an officer and director of that company; in 1997, Mr. Levin received $50,000 from the Company for serving as an officer of the Company and $733,912 from Levin Management for serving as an officer and director of that company; in 1996, Mr. Levin received $25,000 from the Company for serving as an officer of the Company and $350,177 from Levin Management for serving as an officer and director of that company.
(b) Amounts reported as bonuses for Mr. Levin are bonuses Levin Management paid to Mr. Levin for serving as an officer and director of that company and its subsidiaries.
(c) Amounts reported reflect contributions Levin Management paid to the Levin Management Co., Inc. retirement plan, a money purchase pension plan funded by employer contributions in which Mr. Levin participates. The amount of the contribution made for each employee is determined by a formula that takes into account, among other things, the age of the employee for whom the contribution is made. The benefit received under the Levin Management Co., Inc. retirement plan upon retirement depends on the aggregate contributions to the plan for the participant and the investment performance of those assets.
(d) The amount reported reflects the compensation Mr. Gorter received from the Company for serving as a director of the Company ($46,000 in 1998, $39,450 in 1997 and $30,150 in 1996) and compensation received for serving as a director of Consolidated-Tomoka Land Co ($18,000 in each of 1998, 1997 and 1996). See Directors' Compensation Table, above.
(e) The amount reported reflects the sum Mr. Koeneman received from Company contributions to the money purchase pension plan ($30,000 in each year), Company contributions to the defined benefit pension plan ($4,478 in 1998, $4,478 in 1997 and $4,478 in 1996) and Company contributions to the life and disability plans ($1,648 in 1998, $1,648 in 1997 and $1,590 in 1996).
(f) The amount reported reflects the sum Mr. Smith received from Company contributions to the money purchase pension plan ($30,000 in each year), Company contributions to the defined benefit pension plan ($3,664 in 1998, $3,664 in 1997 and $3,664 in 1996) and Company contributions to the life and disability plans ($1,504 in 1998, $1,504 in 1997 and $1,504 in 1996).
(g) The amount reported reflects the sum Ms. Jones received from Company contributions to the money purchase pension plan ($7,002 in 1998, $28,250 in 1997 and $29,146 in 1996), Company

                                                                   Compensation
   contributions to the defined benefit pension plan ($2,804 in 1998, $2,804 in 1997 and $2,804 in 1996) and Company contributions to the life and disability plans ($716 in 1998, $886 in 1997 and $780 in 1996).
(h) The amount reported reflects the sum Mr. Steele received from Company contributions to the money purchase pension plan ($6,510 in 1998, $25,000 in 1997 and $0 in 1996) and Company contributions to the life and disability plans ($358 in 1998, $1,051 in 1997 and $148 in 1996).

Employment Contracts

  Mr. Levin and Mr. Kigner each have employment contracts with the Company or Levin Management, or both. These employment contracts are described under the heading "Risk Factors Relating to The Consummation of the Transactions Contemplated by the Plan--Dependence on Key Personnel."

Pension Plan

  The Company's officers and employees participate in the Company's retirement plan, contributions to which are included in the cash compensation table. The Company's retirement plan is a trusteed money purchase pension plan funded by Company contributions equal to 25% of the compensation paid or accrued to participating employees, subject to a $30,000 annual contribution limitation per participant. The benefit received under the retirement plan upon retirement depends on the aggregate contributions to the plan for the participant and the investment performance of those assets.

                                                                  Pension or
                                                                  Retirement
                                                               Benefits Accrued
                                                               (as of 12/31/98)
                                                                as Part of the
Name of Person                                                 Company's Exenses
--------------                                                 -----------------
James P. Gorter...............................................         none
John A. Levin.................................................         none(a)
James P. Koeneman.............................................      $30,000
Scott E. Smith................................................       30,000
Janet Sandona Jones...........................................        7,002
Todd H. Steele................................................        6,510

--------
(a) Does not include Mr. Levin's participation in the Levin Management Co., Inc. Retirement Plan. See Note (c) under "Officers' Compensation--Summary Table".

Compensation Committee Report on Executive Compensation

  The Compensation Committee of the Board makes decisions on compensation of the Company's executives. Each member of the Compensation Committee is a non-employee director. The Committee establishes the compensation of John A. Levin, Chief Executive Officer. His bonus is based on its evaluation of Mr. Levin's performance in accordance with the requirements of the tax laws contained in the Internal Revenue Code. It establishes the compensation of the other officers of the Company in consultation with Mr. Levin. The full Board reviews all decisions by the Compensation Committee relating to the compensation of all the Company's officers.

  The Company's executive compensation program reflects the philosophy that compensation should reward executives for outstanding individual performance and, at the same time, align the interests of executives closely with those of shareholders. To implement that philosophy, the Company offers each of its executives a combination of base salary and annual cash bonuses. Each executive officer, with the exception of Mr. Levin, also participates in the Company's Money Purchase Pension Plan. Through this compensation structure, the Company aims to reward above-average corporate performance and recognize individual initiative and achievements.

Compensation

  Base salaries reflect individual positions, responsibilities, experience, and potential contribution to the success of the Company. Actual salaries vary according to the Compensation Committee's subjective assessment of a number of factors in its review of base salaries of Company executives. The Committee conducts annual reviews to ensure that base salaries are competitive, that they reflect the specific responsibilities of individual executives and that they appropriately reward individual executives for their contributions to the Company's performance.

  At the Committee's sole discretion, the Committee may pay each executive officer a cash bonus based on the Compensation Committee's assessment of the executive officer's individual performance and the performance of the Company. In its evaluation of the performance of the officer and the determination of incentive bonuses, the Committee does not assign quantitative relative weights to different factors or follow mathematical formulas. Rather, the Committee makes its determination in each case after considering the factors it deems relevant at the time.

  The executive compensation committee establishes the annual base salary of the Chief Executive Officer. For 1998, the Company paid Mr. Levin $50,000 to serve as the Company's Chief Executive Officer. Unlike the other executive officers, Mr. Levin receives most of his compensation from Levin Management and does not receive a cash bonus from the Company based on his individual or the Company's performance.

  For corporate income tax purposes, neither the Company nor Levin Management may deduct executive compensation for certain persons in excess of $1 million, unless it is performance-based compensation and is paid pursuant to a plan meeting certain requirements of the Code. The Committee currently anticipates that, to the extent practicable and in the Company's best interest, both the Company and Levin Management will pay executive compensation in a manner that satisfies the requirements of the Code to permit deduction of the compensation.

  The Committee was responsible during 1998 for administering the Levin Management Co., Inc. and Subsidiaries Key Employee Incentive Bonus Plan, pursuant to which the Committee could award cash bonuses based on attainment of specified performance goals. The Committee based Mr. Levin's bonus for 1998, as reflected in the Officers' Compensation--Summary Table, on Levco's attainment of any one of the following performance goals, relating to (i) the increase of Levco's market share through the addition of new assets under management, (ii) revenue less non-compensation related expenses, and (iii) performance of the Levco core accounts compared to Standard & Poor's 500 Stock Index. During 1998, Levco met two of the three performance goals.

                                          Compensation Committee Members
                                          William H. Springer (Chairman)
                                          Frederick S. Addy
                                          David D. Peterson

               COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

-------------------------------------------------------------------------------

  In 1998, stockholder total return, which is based on the market price of Company Shares, was 3.5%. Stockholder total return is the actual return if all distributions had been reinvested during the year. It is based on the Company's stock market price and calculated on a per share basis. During 1998, stockholder return did not correlate with the Company's portfolio performance based on the Company's net asset value, reflecting the widening of the discount. The chart below sets forth a comparison of the Company's annual stockholder return with (i) the annual stockholder return of closed-end investment companies ("Closed-End Funds") reported by Morningstar, Inc.; and
(ii) the annual stockholder return of the S&P 500 Index. The chart is based on an investment of $100 on December 31, 1993, and assumes that all dividends and capital gain distributions were reinvested. The chart is not an indicator of the future performance of the Company. You should be particularly wary of

                                                                   Compensation
extrapolating from this information because, if shareholders approve the Plan, the Company will no longer be an investment company. Thus, it should not be used to predict the future performance of the Company's stock.



                              [PERFORMANCE GRAPH]

            Baker, Fentress & Co.  Closed-End Funds   S&P 500 Index
12/31/93                      100               100             100
12/31/94                       93                94             101
12/31/95                      123               123             139
12/31/96                      142               146             171
12/31/97                      178               196             229
12/31/98                      184               220             294
 6/30/99                      232               242             330

                Comparison of Cumulative Five Year Total Return


                           12/31/93 12/31/94 12/30/95 12/29/96 12/31/97 12/31/98 6/30/99
                           -------- -------- -------- -------- -------- -------- -------
  Baker, Fentress &
   Company................   $100     $ 93     $123     $142     $178     $184    $232
----------------------------------------------------------------------------------------
  Closed-End Funds........   $100     $ 94     $123     $146     $196     $220    $242
----------------------------------------------------------------------------------------
  S&P 500 Index...........   $100     $101     $139     $171     $229     $294    $330

Total returns assume that dividends and capital gain distributions are reinvested.

                    PROXY SOLICITATION; VOTING; ADJOURNMENT

--------------------------------------------------------------------------------

  If you properly sign your proxy and return it on time, your shares will be voted at the Special Meeting in accordance with the directions you mark on your proxy card. If you properly sign and return your proxy, but don't mark any directions on it, your shares will be voted for the Plan for Distribution of Assets of Baker, Fentress & Company and for the amendment to the Company's Certificate of Incorporation.

  You may revoke your proxy at any time before it is voted, either in person at the meeting, by written notice to the Company, or by delivery of a later dated proxy. You will not be entitled to appraisal rights for any action proposed to be taken at the Special Meeting.

  Shareholders of record at the close of business on June 30, 1999 are entitled to participate in the meeting and to cast one vote for each share held. The Company had 39,029,101 shares of common stock outstanding on the record date. There is no other class of stock outstanding. Proxy material is first being mailed to shareholders on or about July 22, 1999.

Total Returns

  Approval of each of the proposals requires the affirmative vote of more than 50% of the outstanding shares.

  Proxies will be solicited by mail. Proxies may be solicited by directors, officers, and a small number of regular employees, personally or by telephone, telegraph or mail, but such persons will not be specially compensated for such services. In addition, the Company has engaged Corporate Investor Communications, Inc. to render proxy solicitation services at a cost estimated at $5,000. The Company will inquire of any shareholder of record known to be a broker, dealer, bank, or other nominee as to whether other persons were the beneficial owners of shares held of record by such persons. If so, the Company will supply additional copies of solicitation materials for forwarding to beneficial owners and will make reimbursement for reasonable out-of-pocket costs. The Company will bear all costs of solicitation and related actions.

  ChaseMellon Shareholder Services, LLC, the Company's transfer agent, tabulates the proxies. Under Delaware law (under which the Company is organized) and the Company's bylaws, a majority of the shares outstanding on the Record Date, excluding shares held in the Company's treasury, must be present at the meeting in person or by proxy to constitute a quorum for the transaction of business. Shares abstaining from voting or present but not voting, including broker non-votes, are counted as "present" for purposes of determining the existence of a quorum. Broker non-votes are shares held by a broker or nominee for which an executed proxy is received by the Company, but which are not voted as to one or more proposals because instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power. For Proposals 1 and 2, a broker non-vote will have the effect of a vote against these proposals.

  Any decision to adjourn the meeting will be made by vote of the shares present at the meeting, in person or by proxy. Proxies will be voted in favor of adjournment if there are not enough shares present at the meeting to constitute a quorum. If sufficient shares are present to constitute a quorum, but insufficient votes have been cast in favor of an item to approve it, proxies will be voted in favor of adjournment only if the Board determines that adjournment and additional solicitation is reasonable and in the best interest of shareholders, taking into account the nature of the proposals, the percentage of votes actually cast, the percentage of negative votes, the nature of any further solicitation that might be made and the information provided to shareholders about the reasons for additional solicitation.

  The Company must receive any shareholder proposal to be considered for inclusion in proxy material for the Company's annual meeting of shareholders in April 2000 at the principal executive office of the Company (200 West Madison Street, Chicago, Illinois 60606) no later than November 10, 1999. Submission of a proposal does not guarantee inclusion of the proposal in the proxy statement or its presentation at the meeting since shareholders must satisfy certain rules under the federal securities laws.

                             AVAILABLE INFORMATION

-------------------------------------------------------------------------------

  The Company is subject to the informational requirements of the Exchange Act and files reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information are available on the Commission's website at www.sec.gov or may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

  Shareholders of the Company may obtain, without charge, copies of the Company's most recent annual report, semi-annual report and quarterly report by writing to the Company at 200 West Madison Street, Chicago, IL 60606, or by calling (800) BKF-1891, or by accessing the Company's website at www.bakerfentress.com.

July 22, 1999

                                        Proxy Solicitation; Voting; Adjournment

APPENDIX A: Plan for Distribution of Assets for Baker, Fentress & Company

                        PLAN FOR DISTRIBUTION OF ASSETS
                                      OF
                           BAKER, FENTRESS & COMPANY

  WHEREAS, Baker, Fentress & Company (the "Company"), a Delaware corporation, is a closed-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and


  WHEREAS, the Company's investments consist of (i) a portfolio of publicly traded securities (the "Public Portfolio") managed by John A. Levin & Co. Inc. ("LEVCO") pursuant to a portfolio management agreement dated December 30, 1998 (the "Management Agreement") with the Company; (ii) certain private placement investments (the "Private Portfolio"); (iii) shares of Levin Management Co., Inc., a wholly-owned subsidiary of the Company and the parent company of LEVCO; and (iv) shares of Consolidated-Tomoka Land Co. ("CTO"), a majority-owned subsidiary of the Company; and


  WHEREAS, the Board has determined that distribution to the Company's shareholders, in cash or in kind, of substantially all the Company's assets other than the Company's shares of Levin Management Co., Inc. is in the best interests of the Company's shareholders;


  WHEREAS, the Board has directed that this Plan be submitted to the holders of the Company's outstanding shares of common stock for their approval or disapproval at a special meeting of stockholders in accordance with the requirements of the Delaware General Corporation Law (the "DGCL") and the Company's Articles of Incorporation, as amended (the "Articles") and has authorized the filing with the Securities and Exchange Commission (the "Commission") and distribution of a proxy statement (the "Proxy Statement") in connection with the solicitation of proxies for such meeting;


  NOW, THEREFORE, the Board hereby adopts and sets forth this Plan for Distribution of Assets of Baker, Fentress & Company as follows:

1.Effective Date of Plan. The effective date of this Plan (the "Effective
        Date") shall be the date on which this Plan is approved by the stockholders of the Company in accordance with the DGCL.

2.Private Portfolio. The officers of the Company shall continue their efforts to sell or otherwise liquidate the Company's investments in its Private Portfolio, consisting of the securities listed on Appendix A, at the date of adoption of the Plan by the Board and as previously authorized by the Board.

3.Management of the Public Portfolio. From the date of adoption of the Plan by the Board through the Effective Date, the Company's Public Portfolio shall continue to be managed by LEVCO pursuant to the Company's existing investment objective, policies and restrictions. After the Effective Date, LEVCO shall cease to manage the Public Portfolio in accordance with the Company's current investment objectives, restrictions and policies and shall begin an orderly liquidation of the securities held in the Public Portfolio pursuant to the Plan.

4.Management of Cash. Cash received from the sale of Public Portfolio and Private Portfolio securities shall be managed by the officers of the Company under the supervision of the Board and shall not be part of the Public Portfolio subject to the Management Agreement.

5.Sale or Liquidation of Assets. As of the Effective Date, the Company and
        LEVCO, under the supervision of the Board, shall have the authority to, and as soon as practicable after the Effective Date, but in no event later than December 31, 2000, sell and liquidate the securities held in the Public Portfolio and, to the maximum extent possible, the securities remaining in the Company's Private Portfolio, and engage in such other transactions as may be appropriate to the disposition of those securities, including, without limitation, consummation of the transactions described in the Proxy Statement.

6.Provisions for Liabilities. The Company shall pay or discharge or set aside a reserve fund for, or otherwise provide for the payment or discharge of, any liabilities and obligations, including, without limitation, contingent liabilities.

7.Distribution of CTO Shares. The Company's shares of CTO shall be distributed to the Company's shareholders upon such specific terms, including record date, payment date and provision for fractional shares, as the Board declares by resolution.

8.Distributions to Stockholders. The net proceeds of the sales of securities as provided in paragraph 5 shall be distributed to the Company's shareholders at such dates and times, to shareholders of record at such dates and times, as the Board declares by resolution.

9.Filings. As soon as practicable, the Company shall prepare and file Form N-
        8F under the 1940 Act and any other documents as are necessary to effect the de-registration of the Company in accordance with the 1940 Act and any other applicable securities laws, and any rules and regulations of the Commission.

10. Expenses of the Sales and Distributions. The Company shall bear all of the expenses incurred by it in carrying out this Plan, including, but not limited to, all printing, legal, investment banking, accounting, custodian and transfer agency fees, and the expenses of any reports to, or meeting of, stockholders whether or not the transactions contemplated by this Plan are effected.

11. Amendment or Abandonment of Plan. The Board may modify or amend this Plan at any time without stockholder approval if it determines that such action would be advisable and in the best interests of the Company and its stockholders. If any amendment or modification to this Plan appears necessary and in the judgment of the Board will materially and adversely affect the interests of the stockholders, such an amendment or modification will be submitted to the stockholders for approval. In addition, the Board may abandon this Plan without stockholder approval at any time if it determines that abandonment would be advisable and in the best interests of the Company and its stockholders.

12. Powers of Board and Officers. The Board and the officers of the Company are authorized to approve such changes to the terms of any of the transactions referred to herein, to interpret any of the provisions of this Plan, and to make, execute and deliver such other agreements, conveyances, assignments, transfers, certificates and other documents and take such other action as the Board and the officers of the Company deem necessary or desirable in order to carry out the provisions of this Plan and effect the transactions described in the Plan in accordance with the Code, the DGCL and any rules and regulations of the U.S. Securities and Exchange Commission, or any state securities commission, including, without limitation, any Articles of Amendment, Articles Supplementary, or other documents, and deregistering the Company under the 1940 Act, as well as the preparation and filing of any tax returns.

13. Appraisal rights. Stockholders will not be entitled to appraisal rights under Delaware law in connection with the Plan.

  IN WITNESS WHEREOF, the Board of Directors of the Company has caused this Plan to be executed by the Company as of this 17th day of June, 1999.

                                          BAKER, FENTRESS & COMPANY

                                          By: /s/ John A. Levin

                                          John A. Levin
                                          President

                                   Appendix A

Citadel Communications
Paracelsus
Security Capital
Durolite
  Durolite International Conv. Preferred
  Durolite International Sub. Note
  Durolite Europe Holdings Warrants
  Durolite Europe Holdings Prom. Note
E-Sales
Golder, Thoma Cressey Fund II L.P.
Phillips Smith Spec. Retail Group L.P.

Lazard Freres & Co. LLC
 30 Rockefeller Plaza
 New York, N.Y. 10020
       -----                                         New York
Telephone (212) 632-6000
Facsimile (212) 632-6060


                                         May 6, 1999


The Board of Directors
Baker, Fentress & Company
200 West Madison Street
Suite 3510
Chicago, IL 60606

Dear Members of the Board:

     We understand that Baker, Fentress & Company (the "Company") plans to undertake a series of steps (taken together, the "Plan") intended by the Company to address the persistent discount to net asset value represented by market prices for the shares of common stock of the Company (the "Company Shares"). The Plan is to comprise the following steps:

     (i) liquidation of substantially all of the Company's portfolio of public and private investments (other than majority-owned or wholly-owned subsidiaries) (the "Liquidation Securities") and distribution of the net proceeds to the Company's shareholders;

     (ii) distribution in-kind of the Company's approximately 79% interest in Consolidated-Tomoka Land Company ("CTO") to the Company's shareholders; and

     (iii) termination of the Company's status as a registered investment company under the Investment Company Act of 1940.


As a result of the Plan, we understand that each holder of a Company Share would
(a) receive a pro rata share of the cash proceeds of the Liquidation Securities;
(b) receive a pro rata share of the Company's holdings of CTO; and (c) retain such Company Share. Following completion of these steps, we understand that the Company would continue to exist as a non-investment company, engaged in the provision of investment management services through Levin Management Co., Inc. (with its subsidiaries, including John A. Levin & Co., Inc., the "Levco Companies"), the stock of which is expected to be the Company's sole remaining asset. We further understand that the liquidation of the Liquidation Securities and subsequent distribution of cash proceeds, as well as the distribution in-kind of the CTO investment would be a taxable event to the Company's shareholders, generating a tax liability (ordinary income and short- and long-term capital gains) for the Company's taxable shareholders.

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Shares of the receipt of the distribution of cash and securities as part of the Plan, and the retention of the Company Shares immediately following that distribution, taken in the aggregate. In connection with this opinion, we have:

     (i) held discussions with members of the Company's senior management with respect to the financial terms and conditions of the proposed Plan;

LAZARD FRERES & CO. LLC


     (ii) reviewed certain historical business and financial information relating to each of the Company, CTO and the Levco Companies;

     (iii) reviewed various financial forecasts and other data provided to us by each of CTO and the Levco Companies relating to their businesses;

     (iv) held discussions with members of the senior managements of each of the Company, CTO and the Levco Companies with respect to past and current business operations and financial condition, regulatory relationships, strategic objectives and the future prospects of their respective companies;

     (v) reviewed public information with respect to certain other publicly-traded, closed-end, registered investment companies and certain other publicly-traded investment management companies;

     (vi) reviewed the historical stock prices and trading volumes of the Company Shares and CTO's common stock; and

     (vii) conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the information reviewed by us, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets, liabilities or solvency of the Company, including the assets, liabilities or solvency of the Levco Companies. We also have assumed that all Liquidation Securities, other than certain privately issued securities identified by management (the "Exception Securities"), will be sold at prices equal to the market prices in effect at April 30, 1999; with respect to the Exception Securities, we have applied discounts to the asset values that have been specified by management of the Company and assumed such Exception Securities will be sold at such discounted values. With your approval, we also have assumed the distribution of the Company's investment in CTO to the Company's shareholders will have no effect upon the market for CTO's securities. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of each of the Company, CTO and the Levco Companies. We assume no responsibility for and express no view as to such forecasts or valuations or the assumptions on which they are based.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In that regard, we are expressing no opinion as to the prices at which the securities of CTO or the Company will trade following completion of the Plan.

     In rendering our opinion, we have assumed that each shareholder of the Company is subject to income tax at an effective combined state and federal rate of 45% on ordinary income and short-term capital gains and 25% on long-term capital gains. In addition, we have assumed that the Plan will not result in a return of capital to any shareholder in excess of such shareholder's basis in the Company Shares for income tax purposes.

     In rendering our opinion, we have also assumed that the Plan will be consummated on the terms described to us by the Company's management. We also have assumed that obtaining the necessary regulatory approvals for the Plan will not have an adverse effect on the Company or the Levco Companies.

Lazard Freres & Co. LLC

     Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Plan and will receive a fee for our services. We have in the past provided investment banking services to the Company, including with respect to the acquisition of the Levco Companies, for which we have been paid customary fees.

     Our opinion does not address the relative merits of the Plan as compared to any alternative business transaction that might be available to the Company.

     Our engagement and the opinion expressed herein are provided for the benefit of the Company's Board of Directors. Further, our opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to the Plan. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction or as otherwise provided for in our engagement letter.

     Based on the subject to the foregoing, we are of the opinion that the receipt by the holders of Company Shares of the distribution of cash and securities as part of the Plan, and the retention of Company Shares by such holders immediately following that distribution, taken in the aggregate, is fair to holders of Company Shares from a financial point of view.


                                        Very truly yours,

                                        LAZARD FRERES & CO. LLC


                                        By:  /s/  Gary S. Shedlin
                                           ------------------------------------
                                                  Gary S. Schedlin
                                                  Managing Director

APPENDIX C: Levin Management Co., Inc. Consolidated Financial Statements

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 1997

                                    Contents

Report of Independent Auditors.............................................. C-2
Consolidated Balance Sheet.................................................. C-3
Consolidated Statement of Income............................................ C-4
Consolidated Statement of Changes in Stockholder's Deficit.................. C-5
Consolidated Statement of Cash Flows........................................ C-6
Notes to Consolidated Financial Statements.................................. C-7

                          Year ended December 31, 1998

                                    Contents

Report of Independent Auditors............................................. C-10
Consolidated Balance Sheet................................................. C-11
Consolidated Statement of Income........................................... C-12
Consolidated Statement of Changes in Stockholder's Deficit................. C-13
Consolidated Statement of Cash Flows....................................... C-14
Notes to Consolidated Financial Statements................................. C-15

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
  Levin Management Co., Inc.

  We have audited the accompanying consolidated balance sheet of Levin Management Co., Inc. and Subsidiaries as of December 31, 1997, and the related consolidated statements of income, changes in stockholder's deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Levin Management Co., Inc. and Subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

February 27, 1998

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1997

Assets
Current assets:
  Cash and cash equivalents..................................... $   8,122,000
  Investment advisory fees receivable...........................     8,057,000
  Prepaid expenses..............................................       798,000
  Receivable from broker........................................       172,000
                                                                 -------------
    Total current assets........................................    17,149,000
                                                                 -------------
Investments in affiliated investment partnerships...............     4,219,000
Fixed assets (net of accumulated depreciation of $407,000)......       657,000
Other assets....................................................     1,282,000
                                                                 -------------
                                                                     6,158,000
                                                                 -------------
    Total assets................................................ $  23,307,000
                                                                 =============
Liabilities and stockholder's deficit
Current liabilities:
  Accrued expenses and accounts payable......................... $     697,000
  Accrued bonuses...............................................     9,734,000
  Income taxes payable, current.................................     1,164,000
                                                                 -------------
    Total current liabilities...................................    11,595,000
Term loan.......................................................    65,000,000
                                                                 -------------
    Total liabilities...........................................    76,595,000
                                                                 -------------
Stockholder's deficit:
  Common stock, $.01 par value; 1,000 shares authorized,issued and outstanding
  Additional paid-in capital....................................    55,517,000
  Accumulated deficit...........................................  (108,805,000)
                                                                 -------------
    Total stockholder's deficit.................................   (53,288,000)
                                                                 -------------
    Total liabilities and stockholder's deficit................. $  23,307,000
                                                                 =============

                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1997

Revenues
Investment advisory fees............................................. $34,587,000
Incentive fees and general partner allocations.......................   2,831,000
Commission income--net...............................................   1,385,000
Increase in equity in investments in limited partnerships............     165,000
Interest.............................................................     223,000
                                                                      -----------
  Total revenues.....................................................  39,191,000
                                                                      -----------
Expenses
Employee compensation and benefits...................................  18,916,000
Communications and portfolio systems expense.........................     466,000
Occupancy and equipment rental.......................................     846,000
Professional, legal and accounting fees..............................     992,000
Promotional costs....................................................     556,000
Other operating expenses.............................................   1,214,000
                                                                      -----------
  Total expenses.....................................................  22,990,000
                                                                      -----------

Income before interest and taxes.....................................  16,201,000
Interest expense.....................................................   6,484,000
                                                                      -----------
Income before taxes..................................................   9,717,000
Provision for taxes on income, current...............................   4,523,000
                                                                      -----------
  Net income......................................................... $ 5,194,000
                                                                      ===========

                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

                          YEAR ENDED DECEMBER 31, 1997

                                       Additional                     Total
                                Common   Paid-in    Accumulated   Stockholder's
                                Stock    Capital      Deficit        Deficit
                                ------ ----------- -------------  -------------
Balance at beginning of year..   $ --  $55,517,000 $(113,999,000) $(58,482,000)
Net income....................     --           --     5,194,000     5,194,000
                                 ----  ----------- -------------  ------------
Balance at end of year........   $ --  $55,517,000 $(108,805,000) $(53,288,000)
                                 ====  =========== =============  ============

                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities
Net income....................................................... $ 5,194,000
Adjustments to reconcile net income to net cash provided by
 operations:
  Depreciation and amortization..................................     267,000
  Increase in investment advisory fees receivable................    (431,000)
  Increase in prepaid expenses...................................    (585,000)
  Increase in receivable from broker.............................     (77,000)
  Decrease in investments in affiliated investment partnerships..     222,000
  Decrease in accrued expenses and accounts payable..............    (190,000)
  Increase in accrued bonuses....................................   6,275,000
  Increase in income taxes payable...............................     689,000
                                                                  -----------
Net cash provided by operating activities........................  11,364,000
                                                                  -----------
Cash flows from investing activities
Increase in other assets.........................................  (1,143,000)
Fixed asset additions............................................    (276,000)
                                                                  -----------
Net cash used in investing activities............................  (1,419,000)
                                                                  -----------
Cash flows from financing activities
Repayment of note payable........................................  (3,000,000)
                                                                  -----------
Net increase in cash and cash equivalents........................   6,945,000
Cash and cash equivalents at the beginning of year...............   1,177,000
                                                                  -----------
Cash and cash equivalents at the end of year..................... $ 8,122,000
                                                                  ===========
Supplemental disclosure of cash flow information
Cash paid for interest........................................... $ 6,484,000
                                                                  ===========
Cash paid for taxes.............................................. $ 3,834,000
                                                                  ===========

                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1997

1. Organization and Summary of Significant Accounting Policies

 Organization and Basis of Presentation

  The consolidated financial statements of Levin Management Co., Inc. (the "Company") include its wholly-owned subsidiary (John A. Levin & Co., Inc., "LEVCO") and its two indirect subsidiaries (which are subsidiaries of LEVCO), LEVCO GP Inc. ("LEVCO GP") and LEVCO Securities, Inc. ("LEVCO Securities"). All intercompany transactions have been eliminated in consolidation.

  LEVCO is an investment advisor registered under the Investment Advisers Act of 1940 which provides investment advisory services to its clients which include U.S. and foreign corporations, mutual funds, limited partnerships, universities, pension and profit sharing plans, individuals, trusts, not-for-profit organizations and foundations. LEVCO Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. LEVCO GP acts as the general partner of four affiliated investment partnerships and is registered with the Commodities Futures Trading Commission as a commodity pool operator.

  The Company provides all administrative support services to its subsidiaries, including, among other things, employee services, office space, equipment and administrative support.

  The Company is incorporated in the state of Delaware and is a wholly-owned subsidiary of Baker, Fentress & Company ("BKF"), a closed-end fund listed on the New York Stock Exchange.

  All numerical information presented in the consolidated financial statements and notes to the consolidated financial statements has been rounded to the nearest thousand dollars.

 Revenue Recognition

  Generally, investment advisory fees are calculated quarterly, in arrears, and are based upon a percentage of the market value of each account at the end of the quarter. Incentive fees, general partner allocations of income earned from affiliated investment partnerships and incentive fees from other accounts are calculated at the end of their respective contract year.

  Commissions earned on securities transactions executed by LEVCO Securities, and related expenses, are recorded on a trade-date basis.

 Cash and Cash Equivalents

  The Company treats all highly liquid instruments that mature within three months as cash equivalents. At December 31, 1997, the Company maintained approximately $1,130,000 in cash at two nationally recognized financial institutions and approximately $6,992,000 in cash equivalents at one of the above nationally recognized financial institutions.

 Investments in Affiliated Investment Partnerships

  Investments in affiliated investment partnerships are held through LEVCO GP and are recorded based upon the equity method of accounting, which results in an amount equal to the sum of LEVCO GP's capital accounts in the partnerships. LEVCO GP is entitled to a special allocation of income from some of the affiliated investment partnerships.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

 Income Tax

  The Company files consolidated federal and combined state and local income tax returns. The difference between the provision for income taxes and a provision computed at the statutory federal tax rate is principally due to state and local taxes.

  The provision for federal, state and local income taxes included in the consolidated statement of income consists of the following for the year ended December 31, 1997:

      Federal........................................................ $2,791,000
      State and local................................................  1,732,000
                                                                      ----------
                                                                      $4,523,000
                                                                      ==========

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Fixed Assets

  Furniture, fixtures, office and computer equipment and leasehold improvements are carried at cost. Depreciation of furniture, fixtures, office and computer equipment is provided on the accelerated method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the economic life or the term of the lease.

 Other Assets

  Included in other assets is a security deposit, approximately $1,021,000 at December 31, 1997, required pursuant to the Company's office space lease agreement. This deposit is held at a nationally recognized financial institution in the Company's name.

2. Receivable from Clearing Broker

  LEVCO Securities acts as an introducing broker and all transactions for its customers are cleared through and carried by a major U.S. securities firm on a fully disclosed basis. LEVCO Securities has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LEVCO Securities. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, LEVCO Securities may be exposed to off-balance sheet risk.

3. Related Party Transactions

 Term Loan and Other Borrowing from BKF

  The Company has borrowed $65,000,000 under a term loan agreement with BKF. The loan is due on or before June 28, 1999 and bears interest at an annual rate of 9.75%. The loan restricts the Company from entering into additional borrowing. In June 1997, the Company repaid a note payable to BKF in the amount of $3,000,000. For the year ended December 31, 1997, the Company incurred interest expense of approximately $6,484,000 related to these borrowings.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

 Investment Advisory Fees from BKF

  LEVCO manages the publicly traded portion of BKF's investment portfolio. Advisory fees earned from this relationship for the year ended December 31, 1997 were approximately $1,530,000.

 Investments in Affiliated Investment Partnerships and Related Revenue

  The Company earned investment advisory fees and general partner allocations (inclusive of an incentive fee) from affiliated investment partnerships of approximately $1,477,000 and $2,343,000, respectively, for the year ended December 31, 1997.

  LEVCO GP has general partner liability with respect to its interest in each of the affiliated investment partnerships and has no assets other than its interest in these partnerships.

 Commission Revenues

  All commission revenues reflected on the consolidated statement of income have been generated by transactions introduced to a clearing broker by LEVCO Securities, which acts as a broker for certain investment advisory accounts of the Company. Commission revenues have been presented net of the related clearing expenses.

4. Commitment

  The Company has office space obligations which require monthly payments plus escalations through January 2008. This rental obligation is guaranteed by the Company's wholly-owned subsidiary. The minimum annual rental commitments under the operating lease are as follows:

      1998......................................................... $   909,000
      1999.........................................................   1,193,000
      2000.........................................................   1,244,000
      2001.........................................................   1,244,000
      2002.........................................................   1,264,000
      Thereafter...................................................   7,269,000
                                                                    -----------
        Total minimum payments required............................ $13,123,000
                                                                    ===========

5. Net Capital Requirement

  LEVCO Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 1997, LEVCO Securities was in compliance with the Rule.

6. Pension Plans

  The Company maintains a target benefit pension plan covering all employees who have reached the age of 20.5 and have completed nine months of service to the Company. Contributions are made by the Company and are based on current compensation. The Company incurred an expense of $295,000 related to contributions to the plan for the year ended December 31, 1997.

  The Company has also adopted a Section 401(k) plan. All employees with six months or more of service to the Company are eligible to participate in the plan. Eligible participants may contribute up to 15% of their earnings, subject to statutory limitations. The Company may match employee contributions, up to 100%, subject to statutory limitations, and accordingly incurred an expense of $213,000 related to contributions to the plan for the year ended December 31, 1997.

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
 Levin Management Co., Inc.

  We have audited the accompanying consolidated balance sheet of Levin Management Co., Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of income, changes in stockholder's deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Levin Management Co., Inc. and Subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

February 12, 1999

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               December 31, 1998

Assets
Current assets:
  Cash and cash equivalents..................................... $   8,849,000
  Investment advisory fees receivable...........................     9,296,000
  Prepaid expenses..............................................       502,000
  Receivable from broker........................................        96,000
                                                                 -------------
    Total current assets........................................    18,743,000
                                                                 -------------
Investments in affiliated investment partnerships...............     4,883,000
Fixed assets (net of accumulated depreciation of $2,186,000)....     2,987,000
Other assets....................................................     1,454,000
                                                                 -------------
                                                                     9,324,000
                                                                 -------------
    Total assets................................................ $  28,067,000
                                                                 =============
Liabilities and stockholder's deficit
Current liabilities:
  Accrued expenses and accounts payable......................... $   1,376,000
  Accrued bonuses...............................................    10,151,000
  Income taxes payable, current.................................       251,000
  Loan payable--due June 28, 1999...............................    65,000,000
                                                                 -------------
    Total current liabilities...................................    76,778,000
Accrued rent....................................................       234,000
                                                                 -------------
    Total liabilities...........................................    77,012,000
                                                                 -------------
Stockholder's deficit:
  Common stock, $.01 par value; 1,000 shares authorized, issued
   and outstanding..............................................           --
  Additional paid-in capital....................................    55,517,000
  Accumulated deficit...........................................  (104,462,000)
                                                                 -------------
    Total stockholder's deficit.................................   (48,945,000)
                                                                 -------------
    Total liabilities and stockholder's deficit................. $  28,067,000
                                                                 =============


                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                          Year ended December 31, 1998

Revenues
Investment advisory fees........................................... $35,453,000
Incentive fees and general partner allocations.....................   4,371,000
Commission income--net.............................................   1,395,000
Increase in equity in investments in limited partnerships..........     160,000
Interest...........................................................     351,000
                                                                    -----------
  Total revenues...................................................  41,730,000
                                                                    -----------
Expenses
Employee compensation and benefits.................................  21,984,000
Communications and portfolio systems expense.......................     621,000
Occupancy and equipment rental.....................................   1,614,000
Professional, legal and accounting fees............................     939,000
Promotional costs..................................................     867,000
Other operating expenses...........................................   1,649,000
                                                                    -----------
  Total expenses...................................................  27,674,000
                                                                    -----------

Income before interest and taxes...................................  14,056,000
Interest expense...................................................   6,391,000
                                                                    -----------
Income before taxes................................................   7,665,000
Provision for taxes on income, current.............................   3,322,000
                                                                    -----------
  Net income....................................................... $ 4,343,000
                                                                    ===========



                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

                          Year ended December 31, 1998

                                       Additional                     Total
                                Common   Paid-in    Accumulated   Stockholder's
                                Stock    Capital      Deficit        Deficit
                                ------ ----------- -------------  -------------
Balance at beginning of year..  $ --   $55,517,000 $(108,805,000) $(53,288,000)
Net income....................    --           --      4,343,000     4,343,000
                                -----  ----------- -------------  ------------
Balance at end of year........  $ --   $55,517,000 $(104,462,000) $(48,945,000)
                                =====  =========== =============  ============





                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          Year ended December 31, 1998

Cash flows from operating activities
Net income....................................................... $ 4,343,000
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization..................................     370,000
  Increase in investment advisory fees receivable................  (1,239,000)
  Decrease in prepaid expenses...................................     296,000
  Decrease in receivable from broker.............................      76,000
  Increase in investments in affiliated investment partnerships..    (664,000)
  Increase in accrued expenses and accounts payable..............     913,000
  Increase in accrued bonuses....................................     417,000
  Decrease in income taxes payable...............................    (913,000)
                                                                  -----------
Net cash provided by operating activities........................   3,599,000
                                                                  -----------
Cash flows from investing activities
Increase in other assets.........................................    (172,000)
Fixed asset additions............................................  (2,700,000)
                                                                  -----------
Net cash used in investing activities............................  (2,872,000)
                                                                  -----------
Net increase in cash and cash equivalents........................     727,000
Cash and cash equivalents at beginning of year...................   8,122,000
                                                                  -----------
Cash and cash equivalents at end of year......................... $ 8,849,000
                                                                  ===========
Supplemental disclosure of cash flow information
Cash paid for interest........................................... $ 6,391,000
                                                                  ===========
Cash paid for taxes.............................................. $ 4,208,000
                                                                  ===========



                See notes to consolidated financial statements.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

1. Organization and Summary of Significant Accounting Policies

 Organization and Basis of Presentation

  The consolidated financial statements of Levin Management Co., Inc. (the "Company") include its wholly-owned subsidiary (John A. Levin & Co., Inc., "LEVCO") and its two indirect subsidiaries (which are subsidiaries of LEVCO), LEVCO GP Inc. ("LEVCO GP") and LEVCO Securities, Inc. ("LEVCO Securities"). All intercompany transactions have been eliminated in consolidation.

  LEVCO is an investment advisor registered under the Investment Advisers Act of 1940 which provides investment advisory services to its clients which include U.S. and foreign corporations, mutual funds, limited partnerships, universities, pension and profit sharing plans, individuals, trusts, not-for-profit organizations and foundations. LEVCO Securities is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. LEVCO GP acts as the general partner of five affiliated investment partnerships and is registered with the Commodities Futures Trading Commission as a commodity pool operator.

  The Company provides all administrative support services to its subsidiaries, including, among other things, employee services, office space, equipment and administrative support.

  The Company is incorporated in the state of Delaware and is a wholly-owned subsidiary of Baker, Fentress & Company ("BKF"), a closed-end fund listed on the New York Stock Exchange.

  All numerical information presented in the consolidated financial statements and notes to the consolidated financial statements has been rounded to the nearest thousand dollars.

 Revenue Recognition

  Generally, investment advisory fees are calculated quarterly, in arrears, and are based upon a percentage of the market value of each account at the end of the quarter. Incentive fees, general partner allocations of income earned from affiliated investment partnerships and incentive fees from other accounts are calculated at the end of their respective contract year.

  Commissions earned on securities transactions executed by LEVCO Securities, and related expenses are recorded on a trade-date basis.

 Cash and Cash Equivalents

  The Company treats all highly liquid instruments that mature within three months as cash equivalents. At December 31, 1998, the Company maintained substantially all of its cash and equivalents at one nationally recognized financial institution.

 Investments in Affiliated Investment Partnerships

  Investments in affiliated investment partnerships are held through LEVCO GP and are recorded based upon the equity method of accounting, which results in an amount equal to the sum of LEVCO GP's capital accounts in the partnerships. LEVCO GP is entitled to a special allocation of income from some of the affiliated investment partnerships.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

 Income Tax

  The Company files consolidated federal and combined state and local income tax returns. The difference between the provision for income taxes and a provision computed at the statutory federal tax rate is principally due to state and local taxes.

  The provision for federal, state and local income taxes included in the consolidated statement of income consists of the following for the year ended December 31, 1998:

      Federal........................................................ $2,005,000
      State and local................................................  1,317,000
                                                                      ----------
                                                                      $3,322,000
                                                                      ==========

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Fixed Assets

  Furniture, fixtures, office and computer equipment and leasehold improvements are carried at cost. Depreciation of furniture, fixtures, office and computer equipment is provided on the accelerated method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the economic life or the term of the lease.

 Other Assets

  Included in other assets is a security deposit, approximately $807,000 at December 31, 1998, required pursuant to the Company's office space lease agreement. This deposit is held at a nationally recognized financial institution in the Company's name.

2. Receivable from Clearing Broker

  LEVCO Securities acts as an introducing broker and all transactions for its customers are cleared through and carried by a major U.S. securities firm on a fully disclosed basis. LEVCO Securities has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LEVCO Securities. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, LEVCO Securities may be exposed to off-balance sheet risk.

3. Related Party Transactions

 Term Loan and Other Borrowing from BKF

  The Company has borrowed $65,000,000 under a term loan agreement with BKF which is due on or before June 28, 1999. The original loan had an interest rate of 9.75% per annum. The loan restricts the Company from entering into additional borrowings and has certain covenant requirements including a fixed charge ratio (as defined). For the quarter ended September 30, 1998, the Company was in violation of the fixed charge covenant. In connection therewith, the Company amended the loan

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES agreement in which they received a waiver of the fixed charge covenant through June 28, 1999 (the term of the loan). In return, the interest rate on the loan was increased to 10.25% per annum.

 Investment Advisory Fees from BKF

  LEVCO manages the publicly traded portion of BKF's investment portfolio. Advisory fees earned from this relationship for the year ended December 31, 1998 were approximately $1,525,000.

 Investments in Affiliated Investment Partnerships and Related Revenue

  The Company earned investment advisory fees and general partner allocations (inclusive of an incentive fee) from affiliated investment partnerships of approximately $1,088,000 and $2,846,000, respectively, for the year ended December 31, 1998.

  LEVCO GP has general partner liability with respect to its interest in each of the affiliated investment partnerships and has no assets other than its interest in these partnerships.

 Commission Revenues

  All commission revenues reflected on the consolidated statement of income have been generated by transactions introduced to a clearing broker by LEVCO Securities, which acts as a broker for certain investment advisory accounts of the Company. Commission revenues have been presented net of the related clearing expenses.

4. Commitment

  The Company has office space obligations which require monthly payments plus escalations through January 2008. This rental obligation is guaranteed by the Company's wholly-owned subsidiary. The minimum annual rental commitments under the operating lease are as follows:

      1999......................................................... $ 1,193,000
      2000.........................................................   1,244,000
      2001.........................................................   1,244,000
      2002.........................................................   1,264,000
      2003.........................................................   1,324,000
      Thereafter...................................................   5,945,000
                                                                    -----------
        Total minimum payments required............................ $12,214,000
                                                                    ===========

5. Net Capital Requirement

  LEVCO Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 1998, LEVCO Securities was in compliance with the Rule.

6. Pension Plans

  The Company maintains a target benefit pension plan covering all employees who have reached the age of 20.5 and have completed nine months of service to the Company. Contributions are made by the Company and are based on current compensation. The Company incurred an expense of $264,000 related to contributions to the plan for the year ended December 31, 1998.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

  The Company has also adopted a Section 401(k) plan. All employees with six months or more of service to the Company are eligible to participate in the plan. Eligible participants may contribute up to 15% of their earnings, subject to statutory limitations. The Company may match employee contributions, up to 100%, subject to statutory limitations and, accordingly, incurred an expense of $322,000 related to contributions to the plan for the year ended December 31, 1998.

7. Year 2000 (Unaudited)

  The Company could be adversely affected if the computer systems used by the Company and its service providers do not properly process and calculate date-related information relating to the Year 2000. The Company is taking steps that it believes are reasonably designed to address the Year 2000 problem with respect to the computer systems it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Company's other major service providers. The Company does not expect to incur any significant costs in order to address the Year 2000 problem. However, at this time, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Company.

APPENDIX D: Baker, Fentress & Company and Subsidiaries Unaudited Pro Forma Consolidated Financial Statements

A. Reorganization

  The accompanying unaudited pro forma statements present the Consolidated Statements of Financial Condition of Baker, Fentress & Company ("BKF" or the "Company"), which will become the holding company for Levin Management Co., Inc. and its subsidiaries, and Levin Management Co., Inc. and Subsidiaries ("LEVCO"), each on a pro forma basis. BKF will have no operations other than as a holding company. The Consolidated Statement of Financial Condition presents, on a pro forma basis, the Company adjusted for the liquidation of substantially all of its private and public portfolios, the distribution of cash, the distribution of CTO and the recasting of the June 1996 acquisition of LEVCO using purchase accounting, taking into account intangible assets. The pro forma equity section has been adjusted to reflect the proposed contribution to equity of $45,000,000 of the $65,000,000 intercompany loan as well as the 6:1 reverse stock split anticipated as part of the Plan.

  The Levin Management Co., Inc. and Subsidiaries Pro Forma Consolidated Statement of Income is presented since it is representative of the Company's operations anticipated pursuant to the Plan. The Levin Management Co., Inc. and Subsidiaries Pro Forma Consolidated Statement of Income presents the pro forma results of operations adjusted for the maximum interest expense from the proposed third party loan to be used for the repayment of a portion of the Levin Management/Baker Fentress loan, adjusted for the decreased investment management fee revenue resulting from the liquidation of the BKF public portfolio and related receivables and adjusted for the amortization expense on intangible assets based on the recasting of the June 1996 acquisition of LEVCO using purchase accounting.

  After completion of all distributions, expected to occur in January 2000, the Company expects to deregister with the SEC as a registered investment company and will become a regular operating company subject to corporate level income taxes.

  The unaudited pro forma financial data does not purport to represent the results of operations or the financial position of the Company, which actually would have occurred, had the proposed transaction been previously consummated or project the results of operations or the financial position of the Company for any future date or period. The Unaudited Proforma Consolidated Statement of Income does not reflect the non recurring charge relating to the change in accounting to record the LEVCO transaction under purchase accounting. This charge will be reflected in the Company's consolidated statement of income in the first quarter following this change in accounting principle.

                           BAKER, FENTRESS & COMPANY

             UNAUDITED PRO FORMA STATEMENT OF FINANCIAL CONDITION

                      (amounts in 000, except share data)

                                                                    Pro forma
                                     December 31,      Pro forma   December 31,
                                         1998         adjustments      1998
                                     ------------     -----------  ------------
Assets:
-------
Portfolio securities:
---------------------
Unaffiliated issuers...............    $450,718   (c) $ (450,718)    $   --
Controlled affiliates other than
 LEVCO.............................      10,539   (c)    (10,539)        --
Investment in CTO..................      70,625   (c)    (70,625)        --
Investment in Levin Management.....     117,500   (b)    (20,000)     76,036
                                                  (e)    (21,464)
Non-controlled affiliates..........      57,940   (c)    (57,940)        --
                                       --------                      -------
  Total investments................     707,322                       76,036
                                       --------                      -------
Cash and cash equivalents..........      67,331   (a)      1,912       5,800
                                                  (b)     15,000
                                                  (c)    (78,443)
Receivables and other assets.......       2,591   (a)     (2,591)        --
                                       --------                      -------
  Total assets.....................    $777,244                      $81,836
                                       ========                      =======
Liabilities and stockholders'
equity:
-----------------------------
Bank borrowing.....................    $  5,000   (b) $   (5,000)    $   --
Accounts payable and accrued
 liabilities.......................         922   (a)      4,873       5,795
                                       --------                      -------
  Total liabilities................     5,922                          5,795
                                       --------                      -------
                                       --------
    Net assets.....................    $771,322
                                       --------
Common stock,$1 par value,
 authorized--60,000,000 shares;
 issued and outstanding-39,029,101
 shares; 6,504,850 shares pro
 forma.............................      39,029   (d)    (32,524)      6,505
Capital surplus-additional paid in
 capital...........................     463,425   (c)   (423,268)     69,536
                                                  (d)     32,524
                                                  (e)     (3,145)
Undistributed net realized gains...       9,766   (c)     (9,766)        --
Other retained earnings............      48,057   (a)     (5,553)        --
                                                  (c)    (21,040)
                                                  (e)    (21,464)
Unrealized appreciation of
 investments.......................     211,045   (c)   (214,190)        --
                                                  (e)      3,145
                                       --------                      -------
  Total stockholders' equity.......     771,322                       76,041
                                       ========                      =======
                                       ========                      =======
Total liabilities and stockholders'
 equity............................    $777,244                      $81,836
                                       ========                      =======

--------
(a) To reflect the collection of receivables, reversal of advisory fee payable to LEVCO ($127) and accrual of costs in connection with the proposed plan ($5,000).
(b) To record the repayment of bank borrowing ($5,000), receipt of proposed partial loan repayment from LEVCO ($20,000) and contribution of the remainder of the loan to LEVCO's equity ($45,000). BKF has not yet determined whether LEVCO will repay such amount.
(c) To record the distribution of the investment in CTO, the sale of the portfolio securities and distribution of substantially all cash and cash equivalents of the Company.
(d) To record the proposed reverse stock split (6,504,850 shares will be issued and outstanding after the reverse split).
(e) To record the retroactive effect of accounting for the LEVCO transaction under purchase accounting.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                      (amounts in 000, except share data)

                                                                    Pro forma
                                      December 31,      Pro forma  December 31,
                                          1998         adjustments     1998
                                      ------------     ----------- ------------
Assets:
-------
Current assets:
---------------
Cash and cash equivalents...........   $   8,849   (b)  $ 20,000     $  8,849
                                                   (c)   (20,000)
Investment advisory fees
 receivable.........................       9,296   (a)      (127)       9,169
Prepaid expenses and other current
 assets.............................         598                          598
                                       ---------                     --------
  Total current assets..............      18,743                       18,616
                                       ---------                     --------
Investments in affiliated
 partnerships.......................       4,883                        4,883
Fixed assets--net...................       2,987                        2,987
Other assets........................       1,454                        1,454
Intangible assets:
------------------
Goodwill............................               (d)    23,721       23,721
Employment contracts................               (d)    23,721       23,721
Investment advisory agreements......               (d)    71,164       71,164
Accumulated amortization............               (d)   (38,498)     (38,498)
                                       ---------                     --------
  Total assets......................   $  28,067                     $108,048
                                       =========                     ========
Liabilities and stockholder's equity
(deficit):
------------------------------------
Current liabilities:
--------------------
Accrued expenses....................   $   1,376                     $  1,376
Accrued bonuses.....................      10,151                       10,151
Income taxes payable................         251                          251
Loan Payable-Baker, Fentress &
 Company............................      65,000   (e)  $(45,000)         --
                                                   (c)   (20,000)
                                       ---------                     --------
  Total current liabilities.........      76,778                       11,778
                                       ---------                     --------
Accrued rent........................         234                          234
Loan payable                                       (b)    20,000       20,000
                                       ---------                     --------
  Total liabilities.................      77,012                       32,012
                                       ---------                     --------
Stockholder's equity (deficit):
-------------------------------
Common stock, $.01 par value: 1,000
 shares authorized issued and
 outstanding........................
Additional paid in capital..........      55,517             --        55,517
Retained earnings (Accumulated
 deficit)...........................    (104,462)  (a)      (127)      20,519
                                                   (e)    45,000
                                                   (d)    80,108
                                       ---------                     --------
  Total stockholder's equity
   (deficit)........................     (48,945)                      76,036
                                       ---------                     --------
Total liabilities and stockholder's
 equity.............................   $  28,067                     $108,048
                                       =========                     ========

--------
(a) To reverse advisory fee receivable from Baker, Fentress & Company ("BKF").
(b) To record maximum amount of proposed loan from third party lender. BKF has not yet determined whether LEVCO will borrow any such amount from a third party lender.
(c) To record the maximum proposed repayment of a portion of the loan payable to BKF.
(d) To record the initial acquisition by BKF under purchase accounting.
(e) To record the minimum contribution of the remainder of the loan payable to equity.

                    BAKER, FENTRESS & COMPANY AND SUBSIDIARY

       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                      (amounts in 000, except share data)

                                               Pro forma
                              Pro forma     Levin Management                  Pro forma
                          Baker, Fentress &     Co., Inc                     Consolidated
                               Company        December 31,    Intercompany   December 31,
                          December 31, 1998       1998       elimination (a)     1998
                          ----------------- ---------------- --------------  ------------
Assets:
-------
Current assets:
---------------
Cash and cash
 equivalents............       $ 5,800          $  8,849                       $ 14,649
Investment advisory fees
 receivable.............                           9,169                          9,169
Prepaid expenses and
 other current assets...                             598                            598
                               -------          --------                       --------
  Total current assets..         5,800            18,616                         24,416
                               -------          --------                       --------
Noncurrent assets:
------------------
Investments in
 affiliated
 partnerships...........                           4,883                          4,883
Fixed assets-net........                           2,987                          2,987
Other assets............                           1,454                          1,454
Intangible assets:
------------------
Goodwill................                          23,721                         23,721
Employment contracts....                          23,721                         23,721
Investment advisory
 agreements.............                          71,164                         71,164
Accumulated
 amortization...........                         (38,498)                       (38,498)
Investment in Levin
 Management.............        76,036                          $(76,036)           --
                               -------          --------                       --------
  Total assets..........       $81,836          $108,048                       $113,848
                               =======          ========                       ========
Liabilities and
stockholders' equity
--------------------
Current liabilities:
--------------------
Accrued expenses........       $ 5,795          $  1,376                       $  7,171
Accrued bonuses.........                          10,151                         10,151
Income taxes payable....                             251                            251
                               -------          --------                       --------
  Total current
   liabilities..........         5,795            11,778                         17,573
                               -------          --------                       --------
Accrued rent............                             234                            234
Loan payable............                          20,000                         20,000
                               -------          --------                       --------
  Total liabilities.....         5,795            32,012                         37,807
                               -------          --------                       --------
Stockholders' equity:
---------------------
Common stock, $1 par
 value, authorized--
 60,000,000 shares;
 issued and
 outstanding--6,504,850
 shares.................         6,505                                            6,505
Additional paid in
 capital................        69,536            55,517        $(76,036)        49,017
Retained earnings.......                          20,519                         20,519
                               -------          --------                       --------
  Total stockholders'
   equity...............        76,041            76,036                         76,041
                               -------          --------                       --------
Total liabilities and
 stockholders' equity...       $81,836          $108,048                       $113,848
                               =======          ========                       ========

--------
(a) To eliminate the investment in LEVCO.

                  LEVIN MANAGEMENT CO., INC. AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      (amounts in 000, except share data)

                                                                 Pro forma
                                    Year ended                   Year ended
                                   December 31,      Pro forma  December 31,
                                       1998         adjustments     1998
                                   ------------     ----------- ------------
Revenues:
---------
Investment advisory fees             $35,453    (a)   $(1,525)   $   33,928
Incentive fees...................      4,531              --          4,531
Commission income--net...........      1,395              --          1,395
                                     -------                     ----------
  Total revenues.................     41,379                         39,854
                                     -------                     ----------
Expenses:
---------
Employee compensation and
 benefits........................     21,561    (a)      (750)       20,811
Occupancy & equipment rental.....      1,614              --          1,614
Other operating expenses.........      4,499    (b)     1,408         5,907
                                     -------                     ----------
  Total expenses.................     27,674                         28,332
                                     -------                     ----------
Income before interest, taxes and
 amortization....................     13,705           (2,183)       11,522
Interest income..................        351              --            351
Interest expense--BKF............      6,391    (c)    (6,391)          --
Interest expense-bank loan.......        --     (d)     1,314         1,314
Amortization of intangibles......        --     (e)    12,078        12,078
                                     -------                     ----------
Income (loss) before taxes.......      7,665                         (1,519)
                                     -------                     ----------
Provision for income taxes.......      3,322    (f)     1,244         4,566
                                     -------                     ----------
  Net income (loss)..............    $ 4,343                     $   (6,085)
                                     =======                     ==========
Net (loss) per share:
  Basic and diluted..............                                $    (0.94)(g)
                                                                 ==========
Weighted average shares
 outstanding--basic and diluted..                                 6,504,850
                                                                 ==========

--------
(a) To adjust the advisory fee for the revenue earned by LEVCO for the management of the Baker, Fentress & Company ("BKF") public portfolio and the corresponding reduction in employee bonuses.
(b) To record additional operating expenses to be borne by LEVCO which had previously been borne by BKF.
(c) To reverse the interest paid to BKF on the loan, assuming that a portion will be repaid ($20,000) and the remainder will be contributed to LEVCO's capital ($45,000).
(d) To record the estimated interest expense on the proposed $20,000 bank loan from a third party lender; BKF has not yet determined whether LEVCO will borrow such amount.
(e) To record the amortization of the intangible assets which were recorded under the original acquisition of LEVCO by BKF.
(f) To record additional taxes for the pro forma adjustments.
(g) Basis of calculation assumed that reverse stock split has occurred and the pro forma number of shares were outstanding for the entire period.

APPENDIX E: Examples of Financial and Tax Results

            HYPOTHETICAL SHAREHOLDER TAX TREATMENT UNDER THE PLAN*

Shareholder basis in BKF
 stock..................  $ 0.00 $ 2.00 $ 4.00 $ 6.00 $ 8.00 $10.00 $12.00  $14.00  $16.00  $18.00  $20.00  $22.0 0
Total cash and CTO
 Shares distributed.....   18.78  18.78  18.78  18.78  18.78  18.78  18.78   18.78   18.78   18.78   18.78    18.78
Total gain/E&P
 distributed............    9.21   9.21   9.21   9.21   9.21   9.21   9.21    9.21    9.21    9.21    9.21     9.21
Excess of distribution
 over gain/E&P..........    9.57   9.57   9.57   9.57   9.57   9.57   9.57    9.57    9.57    9.57    9.57     9.57
Excess of distribution
 over basis.............    9.57   7.57   5.57   3.57   1.57   0.00   0.00    0.00    0.00    0.00    0.00     0.00
Total tax from
 distributions..........    5.42   4.92   4.42   3.92   3.42   3.03   3.03    3.03    3.03    3.03    3.03     3.03
Basis in BKF stock after
 distributions..........    0.00   0.00   0.00   0.00   0.00   0.43   2.43    4.43    6.43    8.43   10.43    12.43
Gain (loss) upon later
 sale...................    2.43   2.43   2.43   2.43   2.43   2.00  (0.00)  (2.00)  (4.00)  (6.00)  (8.00)  (10.00)

----
* See "Federal Income Tax Consequences" for assumptions on which these calculations were based and other information.

APPENDIX F: Proposed Amendment to the Certificate of Incorporation

                           CERTIFICATE OF AMENDMENT
                                      OF
                     RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                           BAKER, FENTRESS & COMPANY

  Baker, Fentress & Company, a corporation organized and existing under the laws of the State of Delaware (the "Company"), DOES HEREBY CERTIFY:

    FIRST: That by unanimous vote of the Board of Directors of the Company, resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of the Company, declaring such amendment to be advisable and calling a special meeting of the stockholders of the Company for consideration thereof. The resolutions setting forth the proposed amendment are as follows:

      RESOLVED, that the Board of Directors deems it advisable and in the best interest of the Company to reduce the number of outstanding shares of common stock, par value $1.00 per share, of the Company by effecting a reverse stock split of the Company's outstanding shares of common stock by reclassifying each six (6) shares of common stock held into one (1) share of common stock, par value $1.00 per share; and

      FURTHER RESOLVED, that the Board of Directors of the Company hereby declares it advisable that the Restated Certificate of Incorporation of the Company be amended by the deletion of article fourth and the insertion of the following in lieu thereof:

      "FOURTH: The total number of shares of all stock which the corporation shall have the authority to issue is 60,000,000 shares of common stock, $1 par value per share.

      Immediately upon effectiveness of this amendment to the Restated Certificate of Incorporation of the corporation pursuant to the General Corporation Law of the State of Delaware (the "Effective Date"), each six shares issued and outstanding immediately prior thereto of the corporation's Common Stock, par value $1.00 per share ("Old Common Stock"), shall automatically, without further action on the part of the corporation or any holder of such Old Common Stock, be reclassified into and become one issued and outstanding share of the corporation's Common Stock, par value $1.00 per share ("New Common Stock").

      The reclassification of the Old Common Stock into New Common Stock will be deemed to occur as of the Effective Date, regardless of when the certificates previously representing such shares of Old Common Stock are physically surrendered to the corporation in exchange for certificates representing shares of New Common Stock. From and after the Effective Date, certificates previously representing shares of Old Common Stock are hereby canceled and shall, until such certificates are surrendered to the corporation in exchange for certificates representing shares of New Common Stock, represent the number and class of shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this amendment; provided, however, that no dividends or distributions shall be received by a person holding shares of New Common Stock until the certificates previously representing shares of Old Common Stock have been so surrendered for exchange.

      In any case in which the reclassification of shares of Old Common Stock into shares of New Common Stock would otherwise result in any stockholder holding a fractional share, the corporation shall, in lieu of issuing any such fractional share, pay the stockholder for such fractional share on the basis of the average closing market price on the New York Stock Exchange of the New Common Stock for the ten (10) trading days immediately following the Effective Date."

    SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Company was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

    THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

    FOURTH: That said amendment shall be effective on the date this Certificate of Amendment is filed and accepted by the Secretary of State of the State of Delaware.

  IN WITNESS WHEREOF, the Company has caused this certificate to be signed by
James P. Gorter, its Chairman, this     day of January 2000.

                                          BAKER, FENTRESS & COMPANY

                         By:
                               _______________________________________
                                      James P. Gorter, Chairman

                                   EXHIBIT C
                                   ---------

The Company's audited Financial Statements at and for the year ended December 31, 1998, and unaudited financial statements at and for the period ended June 30, 1999.

Statement of Assets and Liabilities

                                                                            December 31, 1998
                                                                            ------------------
Assets
            Investments, at Value:
            Portfolio securities:
                Unaffiliated issuers (cost $357,239,468)..................       $450,717,807
                Controlled affiliates (cost $137,176,517).................        198,663,895
                Non-controlled affiliates (cost $1,860,996)...............         57,940,221
            Money market securities (cost $24,980,556)....................         24,980,556
                                                                                 ------------
                    Total Investments (cost $521,257,537).................        732,302,479
            Cash and Cash Equivalents.....................................         42,350,502
            Receivable for Securities Sold................................          1,100,292
            Dividends and Interest Receivable.............................            811,370
            Other Assets..................................................            680,022
                                                                                 ------------
                    Total Assets..........................................        777,244,665
                                                                                 ------------
Liabilities
            Bank Borrowing................................................          5,000,000
            Payable to Affiliate for Investment Management Fee............            127,000
            Accounts Payable and Accrued Liabilities......................            795,441
                                                                                 ------------
                    Total Liabilities.....................................          5,922,441
                                                                                 ------------
Net Assets................................................................       $771,322,224
                                                                                 ============
Analysis of Net Assets
            Common Stock, $1 par value, authorized  60,000,000 shares;
                issued and outstanding  39,029,101 shares.................       $ 39,029,101
            Capital Surplus...............................................        463,425,243
            Undistributed Net Realized Gain from Investment Transactions..          9,765,810
            Other Retained Earnings (a)...................................         48,057,128
            Net Unrealized Appreciation of Investments....................        211,044,942
                                                                                 ------------
Net Assets................................................................       $771,322,224
                                                                                 ============
Net Asset Value Per Share.................................................       $      19.76
                                                                                 ============

            -----------------
            (a) Prior to January 1, 1970, operating and other non-portfolio activities were included in other retained earnings.


            See accompanying Notes to Financial Statements

14  Baker, Fentress & Company  Annual Report 1998

Statement of Operations

                                                                   Year Ended
                                                               December 31, 1998
                                                               -----------------
Investment Income:
  Dividends from:
    Unaffiliated issuers...................................      $  8,557,407
    Affiliate..............................................         3,500,000
                                                                 ------------
                                                                   12,057,407
                                                                 ------------
  Interest from:
    Unaffiliated issuers...................................         3,546,104
    Affiliates, net of write-off of interest receivable....         5,223,808
                                                                 ------------
                                                                    8,769,912
                                                                 ------------
      Total Income.........................................        20,827,319
                                                                 ------------
Expenses:
  Investment management fee................................         1,508,711
  Administration and operations............................         1,447,660
  Interest on bank borrowing...............................           339,521
  Investment research......................................           875,113
  Professional fees........................................           369,758
  Directors' fees and expenses.............................           391,499
  Rent.....................................................           341,514
  Reports to shareholders..................................           322,771
  Custodian and transfer agent fees........................           149,206
  Taxes other than income..................................            83,173
  Other....................................................           408,522
                                                                 ------------
    Total Expenses.........................................         6,237,448
                                                                 ------------
        Net Investment Income..............................        14,589,871
                                                                 ------------
Net Realized and Unrealized Gain:
  Net realized gain on sales of investments................        80,093,075
  Change in net unrealized appreciation....................       (20,884,833)
                                                                 ------------
       Net Realized and Unrealized Gain....................        59,208,242
                                                                 ------------
Net Increase in Net Assets Resulting from Operations.......      $ 73,798,113
                                                                 ============

            See accompanying Notes to Financial Statements


                               Baker, Fentress & Company  Annual Report 1998  15

Statements of Cash Flows

                                                                     Year Ended December 31,
                                                                     1998              1997
                                                                 -------------   -------------
Cash Flows from Operating Activities:

   Net increase in net assets resulting from operations........  $  73,798,113   $ 102,538,211
   Adjustments to reconcile net increase in net assets
     resulting from operations to net cash
     provided by operating activities:
     Net realized and unrealized (gain) on investments.........    (59,208,242)    (86,401,673)
     (Increase) decrease in receivable for securities sold.....        911,430      (1,614,159)
     Decrease in deposits for securities sold short............         --          13,697,890
     (Increase) decrease in dividends and interest receivable..      2,383,008      (1,344,935)
     (Increase) decrease in other assets.......................        (69,962)         31,154
     Increase (decrease) in accounts payable and
       accrued liabilities.....................................     (1,260,179)      1,456,807
     Increase (decrease) in payable for investment
       management fee..........................................         (8,000)         15,000
     Increase (decrease) in payable for securities purchased...     (6,502,179)      6,502,179
     Net amortization of discounts.............................       (504,621)       (216,111)
                                                                 -------------   -------------
       Net cash provided by operating activities...............      9,539,368      34,664,363
                                                                 -------------   -------------
Cash Flows from Investing Activities:

   Purchases of portfolio securities and closing
    of short positions.........................................   (421,721,571)   (268,551,573)
   Proceeds from sales of portfolio securities
    and securities sold short..................................    502,011,542     331,001,639
   Proceeds from options written...............................         --             366,138
   Cost of options repurchased.................................         --            (262,721)
   Net realized gain on financial futures transactions.........        324,058           --
   (Purchases) and sales/maturities of money
    market securities, net.....................................      4,767,157      (9,801,287)
                                                                 -------------   -------------
      Net cash provided by investing activities................     85,381,186      52,752,196
                                                                 -------------   -------------
Cash Flows from Financing Activities:

   Repayment of bank borrowing.................................         --         (13,000,000)
   Dividends and capital gain distributions....................    (86,193,112)    (59,967,171)
                                                                 -------------   -------------
       Net cash used in financing activities...................    (86,193,112)    (72,967,171)
                                                                 -------------   -------------
Net Increase in Cash and Cash Equivalents......................      8,727,442      14,449,388

Cash and Cash Equivalents at the
 Beginning of the Year.........................................     33,623,060      19,173,672
                                                                 -------------   -------------
Cash and Cash Equivalents at the End of the Year...............  $  42,350,502   $  33,623,060
                                                                 =============   =============
Supplemental Disclosure of
  Noncash Investing and Financing Activities:

   Capital gain distribution reinvestments.....................  $  52,060,630   $  34,329,668
                                                                 =============   =============

          See accompanying Notes to Financial Statements

16  Baker, Fentress & Company  Annual Report 1998

Statements of Changes in Net Assets


                                                       Year Ended December 31,
                                                       1998              1997
                                                  -------------    ------------
Operations:

 Net investment income..........................  $  14,589,871    $ 16,136,538
 Net realized gain..............................     80,093,075     100,124,026
 Change in net unrealized appreciation..........    (20,884,833)    (13,722,353)
                                                  -------------    ------------
  Net increase in net assets resulting
   from operations..............................     73,798,113     102,538,211
                                                  -------------    ------------
Distributions to Shareholders From:
 Net investment income..........................    (14,347,947)    (15,795,572)
 Net realized gain..............................   (123,905,795)    (78,501,267)
                                                  -------------    ------------
  Total distributions to shareholders...........   (138,253,742)    (94,296,839)
                                                  -------------    ------------
    Net increase (decrease) in net assets from
     operations after distributions.............    (64,455,629)      8,241,372
                                                  -------------    ------------
Capital Share Transactions-Net Increase..........     52,060,630      34,329,668
                                                  -------------    ------------
Total Increase (Decrease) in Net Assets.........    (12,394,999)     42,571,040
Net Assets at the Beginning of the Year.........    783,717,223     741,146,183
                                                  -------------    ------------
Net Assets at the End of the Year...............  $ 771,322,224    $783,717,223
                                                  =============    ============

            See accompanying Notes to Financial Statements

                               Baker, Fentress & Company  Annual Report 1998  17

                      Statement of Investments

December 31, 1998

                                                SHARES     VALUE
                                                -------  -----------
INVESTMENTS IN UNAFFILIATED ISSUERS-58.44%
 COMMON STOCK  --  52.51%
  Basic Materials -- 2.22%
   E.I. du Pont de Nemours and Company........   90,000  $ 4,775,670
   Getchell Gold Corporation (b)..............   26,900      733,025
   Monsanto Company...........................  244,300   11,604,250
                                                         -----------
                                                          17,112,945
                                                         -----------
  Capital Goods -- 6.14%
   The Boeing Company.........................   96,436    3,146,225
   Cable Design Technologies Corporation (b)..   34,240      633,440
   General Electric Company...................   80,000    8,160,000
   Lockheed Martin Corporation................   73,500    6,229,125
   Owens-Illinois, Inc. (b)...................  280,000    8,575,000
   Sundstrand Corporation.....................  179,695    9,321,678
   United Technologies Corporation............  103,700   11,277,375
                                                         -----------
                                                          47,342,843
                                                         -----------
  Communication Services -- 1.85%
   Bell Atlantic Corporation..................  191,000   10,314,000
   Loral Space & Communications Ltd. (b)......  225,775    4,021,730
                                                         -----------
                                                          14,335,730
                                                         -----------
  Consumer Cyclical -- 6.90%
   The Black & Decker Corporation.............  172,900    9,693,293
   J.C. Penney Company, Inc...................   97,700    4,579,687
   TRW Inc....................................  223,500   12,529,969
   Tribune Company............................  400,100   26,406,600
                                                         -----------
                                                          53,209,549
                                                         -----------
  Consumer Staples -- 5.76%
   Chancellor Media Corporation (b)...........  221,800   10,618,675
   Fox Entertainment Group, Inc. (b)..........   87,800    2,205,536
   MediaOne Group, Inc. (b)...................  353,000   16,591,000
   Nabisco Holdings Corp......................  146,500    6,079,750
   PepsiCo, Inc...............................   35,100    1,434,713
   Ralston Purina Company.....................  231,600    7,440,150
                                                         -----------
                                                          44,369,824
                                                         -----------
  Energy -- 3.16%
   Amerada Hess Corporation...................   66,100    3,288,475
   Conoco Inc. (b)............................  200,200    4,154,150
   Sempra Energy..............................  551,343   13,990,329
   Unocal Corporation.........................   99,900    2,915,881
                                                         -----------
                                                          24,348,835
                                                         -----------


See accompanying Notes to Statement of Investments

18  Baker, Fentress & Company  Annual Report 1998

Statement of Investments


December 31, 1998

                                                             Shares      Value
                                                            --------  -----------
INVESTMENTS IN UNAFFILIATED ISSUERS (continued)
 Financials -- 10.11%
  Ace Ltd..................................................  166,500  $ 5,733,927
  Aetna Inc................................................   68,600    5,393,675
  BankAmerica Corporation..................................   60,987    3,666,843
  The Bank of New York Company, Inc........................  299,600   12,058,900
  W.R. Berkley Corporation.................................   22,000      749,386
  The CIT Group, Class A...................................   10,000      318,130
  CRIIMI MAE Inc...........................................  278,700      975,450
  EXEL Limited, Class A....................................  124,916    9,368,696
  Fairfax Financial Holdings Ltd. (Stock Purchase Rights)..   78,000       30,716
  First Investors Financial Services Group, Inc. (b).......  292,600    1,444,859
  Heller Financial, Inc....................................   30,000      873,750
  Indymac Mortgage.........................................   75,500      797,507
  Mellon Bank Corporation..................................    5,300      364,375
  NAC Re Corp..............................................   24,000    1,126,512
  Northern Trust Corporation...............................   41,800    3,649,683
  Partner Re Ltd...........................................  117,800    5,389,350
  Pxre Corporation.........................................   29,000      726,827
  Risk Capital Holdings, Inc. (b)..........................   24,200      526,350
  Scottish Annuity & Life Holdings, Ltd. (b)...............   78,450    1,078,688
  Security Capital U.S. Realty (b).........................  983,528    9,736,923
  Superior National Insurance Group, Inc. (b)..............   36,800      738,318
  TIG Holdings, Inc........................................   95,050    1,479,263
  Terra Nova Holdings Ltd., Class A........................   24,800      626,200
  Tokio Marine and Fire Insurance Company, Limited (ADR)...  125,000    7,593,750
  Travelers Property Casualty Corp.........................   19,000      589,000
  UICI (b).................................................   77,600    1,901,200
  Vail Banks, Inc. (b).....................................   26,000      316,888
  Vesta Insurance Group, Inc...............................  121,000      726,000
                                                                      -----------
                                                                       77,981,166
                                                                      -----------
 Health Care -- 3.07%
  Eli Lilly and Company....................................  101,500    9,020,812
  Genentech, Inc. (b)......................................   97,500    7,769,580
  Paracelsus Healthcare Coporation (b)(c)(e)...............  535,443      669,304
  Pfizer Inc...............................................   50,000    6,250,000
                                                                      -----------
                                                                       23,709,696
                                                                      -----------

            See accompanying Notes to Statement of Investments

                               Baker, Fentress & Company  Annual Report 1998  19

Statement of Investments

December 31, 1998

                                                                    SHARES, CONTRACTS, OR
                                                                      PRINCIPAL AMOUNT               VALUE
                                                                    ---------------------         ------------
INVESTMENTS IN UNAFFILIATED ISSUERS (CONTINUED)
  Technology -- 6.74%
   First Data Corporation............................................            227,700          $  7,257,938
   International Business Machines Corporation.......................             81,900            15,100,312
   Koninklijke Philips Electronics N.V...............................            152,000            10,288,576
   Texas Instruments Incorporated....................................            226,200            19,368,375
                                                                                                  ------------
                                                                                                    52,015,201
                                                                                                  ------------
  Utilities -- 6.56%
   Duke Energy Corporation...........................................            152,440             9,765,764
   KeySpan Energy Corporation........................................            563,620            17,472,220
   Potomac Electric Power Company....................................            455,100            11,975,046
   The Williams Companies, Inc.......................................            363,900            11,349,313
                                                                                                  ------------
                                                                                                    50,562,343
                                                                                                  ------------
     Total common stock (Cost $313,257,238)..........................                              404,988,132
                                                                                                  ------------
 Preferred Stock -- 3.22%
   Loral Space & Communications Ltd..................................             63,100             3,336,097
   The News Corporation Limited......................................            308,000             7,603,904
   Owens-Illinois, Inc., 4.75%.......................................            148,500             6,311,250
   Sealed Air Corporation, $2.00 Series A............................            145,750             7,560,781
                                                                                                  ------------
     Total preferred stock (Cost $21,971,364)........................                               24,812,032
                                                                                                  ------------
 Convertible Bonds -- 1.83%
   Hewlett-Packard Company, Zero Coupon Bond
    due 10/14/2017 (f)...............................................         22,785,000            12,502,130
   Hewlett-Packard Company, Zero Coupon Bond
    due 10/14/2017...................................................          3,000,000             1,646,100
                                                                                                  ------------
     Total convertible bonds (Cost $14,251,713)......................                               14,148,230
                                                                                                  ------------
 Purchased Put Options -- 0.16%
                                                       Expiration Date/
                                                         Strike Price
                                                       ---------------
   S&P 500 Index.....................................    Feb 99/1125                 800             1,200,000
                                                                                                  ------------
     Total purchased put options (Cost $2,557,400)...................                                1,200,000
                                                                                                  ------------
Limited Partnerships -- 0.72%
   Golder, Thoma, Cressey Fund II Limited Partnership (c)(d).........                                  352,138
   Penta Japan Domestic Partners, L.P................................                                5,189,251
   Phillips-Smith Specialty Retail Group Limited Partnership (c)(d)..                                   28,024
                                                                                                  ------------
      Total limited partnerships (Cost $5,201,753)...................                                5,569,413
                                                                                                  ------------
   Total investments in unaffiliated issuers (Cost $357,239,468).....                              450,717,807
                                                                                                  ------------


See accompanying Notes to Statement of Investments

20  Baker, Fentress & Company  Annual Report 1998

Statement of Investments

December 31, 1998

                                                                                                Shares or
                                                                                             Principal Amount      Value
                                                                                             ----------------   ------------
INVESTMENTS IN CONTROLLED AFFILIATES--25.75%
 WHOLLY-OWNED SUBSIDIARY--15.23%
  Levin Management Co., Inc.--investment management
   Common Stock (b)(c)(d)...............................................................                1,000   $ 52,500,000
   9.75% Notes due 06/28/1999 (c)(d)....................................................          $65,000,000     65,000,000
                                                                                                                ------------
    Total wholly-owned subsidiary (Cost $120,645,890)...................................                         117,500,000
                                                                                                                ------------
 Publicly Traded--9.15%
  Consolidated-Tomoka Land Co., Common Stock
   (majority-owned)--development of Florida real estate;
   production and sale of citrus fruit (Cost $5,030,627)................................            5,000,000     70,625,000
                                                                                                                ------------
 Other--1.37%
  DuroLite International, Inc.--manufacturer and distributor of specialized lighting products
   Convertible Preferred Stock (b)(c)(d)................................................                2,500      1,667,250
   12% Subordinated Note due 11/03/2004 (c)(d)..........................................          $ 8,000,000      7,872,750
  DuroLite Europe Holdings, Inc.--subsidiary of DuroLite
   International, Inc.
   20% Promissory Note due 08/20/1999 (c)(d)............................................          $   498,895        498,895
   Stock Purchase Warrant expiring 08/20/2008 (b)(c)(d).................................                    1             --
  E-Sales, Inc.--diversified environmental services
   marketing organization
   Convertible Preferred Stock (b)(c)(d)................................................              500,000        500,000
                                                                                                                ------------
    Total other (Cost $11,500,000)......................................................                          10,538,895
                                                                                                                ------------
  Total investments in controlled affiliates (Cost $137,176,517)........................                         198,663,895
                                                                                                                ------------
INVESTMENTS IN NON-CONTROLLED AFFILIATES--7.51%
 Publicly Traded
  Citadel Communications Corporation--radio broadcasting
   Common Stock (b)(c)..................................................................            2,239,236     57,940,221
                                                                                                                ------------
  Total investments in non-controlled affiliates (Cost $1,860,996)......................                          57,940,221

MONEY MARKET SECURITIES--3.24%                                                                                  ------------
  U.S. Treasury bills--4.074% due 01/07/1999............................................          $25,000,000     24,980,556
                                                                                                                ------------
  Total investments in money market securities (Cost $24,980,556).......................                          24,980,556
                                                                                                                ------------
  Total Investments--94.94% (Cost $521,257,537).........................................                         732,302,479

  Cash and Other Assets, Less Liabilities--5.06%........................................                          39,019,745
                                                                                                                ------------
  NET ASSETS--100.00%...................................................................                        $771,322,224
                                                                                                                ============

                               Baker, Fentress & Company  Annual Report 1998  21

Notes to Statement of Investments


      ----------------------
      (a) Based on the cost of investments of $472,598,733, for federal income tax purposes at December 31, 1998, net unrealized appreciation was $259,703,745, which consisted of gross unrealized appreciation of $271,716,231 and gross unrealized depreciation of $12,012,486.

      (b) Non-income producing security.

      (c) The following securities are subject to legal or contractual restrictions on sale. They are valued at cost on the dates of acquisition and at a fair value determined in good faith by the board of directors of the Company as of December 31, 1998, based upon all factors deemed relevant by the board. The quantitative and qualitative factors considered by the board of directors may include, but are not limited to, type of securities, nature of business, marketability, restrictions on disposition, market price of unrestricted securities of the same issue (if any), comparative valuation of securities of publicly-traded companies in the same or similar industries, valuation of recent mergers and acquisitions of similar companies, current financial condition and operating results, sales and earnings growth, operating revenues, competitive conditions, and current and prospective conditions in the overall stock market.

          The values determined by the board of directors may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the fair values included in the statement of investments may differ from the values that would have been used had a ready market existed for these securities, and such differences could be significant.

          The aggregate value of restricted securities was $187,028,582, or 24.2% of net assets, at December 31, 1998, which includes $57,940,221 of securities that may be sold under Rule 144.

                                                                                                  No. of Shares or
Security Description                                              Date(s) of Acquisition          Principal Amount          Cost
-------------------------------------------------------       -----------------------------       ----------------       -----------
Citadel Communications Corporation
  Common Stock.........................................                May 1993                      2,239,236           $ 1,860,996

DuroLite International, Inc.
  Convertible Preferred Stock..........................              November 1995                       2,500             2,627,250
  12% Subordinated Note due 11/03/2004.................              November 1995                 $ 8,000,000             7,872,750

DuroLite Europe Holdings, Inc.
  20% Promissory Note due 08/20/1999...................               August 1998                  $   498,895               498,895
  Stock Purchase Warrant Expiring 08/20/2008...........               August 1998                            1                 1,105

E-Sales, Inc.
  Convertible Preferred Stock..........................               June 1998                        500,000               500,000

Golder, Thoma, Cressey Fund II Limited Partnership.....        June 1984-December 1988                                       140,551

Levin Management Co., Inc.
  Common Stock.........................................               June 1996                          1,000            55,645,890
  10.25% Notes due 06/28/1999..........................               June 1996                    $65,000,000            65,000,000

Paracelsus Healthcare Corporation
  Common Stock.........................................        December 1993-May 1996                  535,443             4,068,985

Phillips-Smith Specialty Retail Group Limited
  Partnership..........................................       March 1987-September 1987                                       61,201


(d) There were no unrestricted securities of the same issue outstanding on December 31, 1998 or the dates of acquisition.

(e) Represents 80% of the current market price of unrestricted common stock of Paracelsus Healthcare Corporation.

(f) Security exempt from registration requirements under Rule 144A of the Securities Act of 1933 which permits resale of eligible securities issued in private placements and other transactions to "Qualified Institutional Investors."

22  Baker, Fentress & Company  Annual Report 1998

Notes to Statement of Investments

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The Company is registered under the Investment Company Act of 1940 as a non-diversified closed-end management investment company. The Company invests primarily for capital appreciation and for income consistent with capital preservation.

Investment valuation

Investments are stated at "value." Securities traded on securities exchanges or on the Nasdaq National Market are valued at the last reported sales prices on the day of valuation; listed and Nasdaq securities for which no sales were reported on that day and other securities traded in the over-the-counter market are valued at the mean of closing bid and asked prices on that day. Money market securities are valued at amortized cost, which approximates market value. Options traded on an exchange are valued using the last sale price on the day of valuation or, if the last sale price falls outside the range of the bid and asked prices, at the bid or asked price in the case of long options and short options, respectively. Restricted securities and other securities for which prices are not readily available, or for which market quotations are considered not to reflect fair value, are valued at a fair value as determined by the board of directors, as explained in Note (c) in the Notes to Statement of Investments. The values determined by the board of directors, including the values of the Company's investments in Consolidated-Tomoka Land Co. (CTO) and Levin Management Co., Inc. (Levco), discussed below, may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the fair values included in the Company's financial statements may differ from the values that would have been used had a ready market existed for these securities, and such differences could be significant.

     The Company may be considered to be a "controlling person" of CTO and Levco within the meaning of the Securities Act of 1933. A public distribution of shares of these companies would require registration under the Securities Act. The shares of CTO are valued by the board of directors at the closing price as reported by the American Stock Exchange on the day of valuation. The shares of Levco are not publicly traded and are valued at a fair value as determined by the board of directors.

Investment transactions

Investment transactions are accounted for on the trade date. Realized gains and losses on investment transactions are determined on an identified cost basis.

Investment income

The Company records dividends on the ex-dividend date. Interest income is recorded on an accrual basis and includes amortization of premium and discount. Such income is classified based on the affiliation status of the issuer as of the date of the financial statements.

Cash equivalents

Cash equivalents includes cash balances at its custodian bank in an interest-bearing demand deposit account and other short-term investments.

Federal income taxes, dividends, and
distributions to shareholders

In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes, the Company intends to distribute substantially all of its taxable net investment income (including net realized short-term capital gain, if any) within the time limits prescribed by the Internal Revenue Code. Accordingly, no provision has been made for federal income or excise tax on such income.

     Dividends and distributions payable to shareholders are recorded by the Company on the ex-dividend date.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.


                               Baker, Fentress & Company  Annual Report 1998  23

NOTE 2. CAPITAL STOCK
Transactions in capital stock for 1998 and 1997 were as follows:

                                                        Shares                  Amount
                                                 --------------------  ------------------------
                                                    1998       1997        1998         1997
                                                 ---------  ---------  -----------  -----------
Reinvestment of
  capital gain
  distributions................................  3,046,020  1,940,900  $ 3,046,020  $ 1,940,900
Increase in
  capital surplus..............................                         49,014,610   32,388,768
                                                                       -----------  -----------
  Net increase.................................                        $52,060,630  $34,329,668
                                                                       -----------  -----------

  The Company may purchase shares of its own stock in open market or private transactions from time to time and at such prices and amounts as management may deem advisable. Since such purchases are made at prices below net asset value, they increase the net asset value per share of the remaining shares outstanding. The Company made no such purchases during 1998 or 1997.

NOTE 3. EXPENSES
Aggregate compensation paid or accrued during the year ended December 31, 1998 to officers of the Company amounted to $880,750. Fees of $337,000, excluding expenses, were incurred during 1998 for directors who were not officers of the Company.

NOTE 4. FEDERAL INCOME TAX STATUS OF DISTRIBUTIONS
In December of each year, the Company distributes to its shareholders all or a portion of its net long-term capital gain realized during the year. The capital gain distribution is paid in additional shares of the Company's stock, or in cash if so elected by individual shareholders.

  In 1998, the Company made a long-term capital gain distribution of $3.25 per share. Approximately 76.0% of the $0.52 per share of ordinary income dividends paid during 1998 qualified for the corporate dividends received deduction, and 7.2% represented income earned on U.S. government obligations.

NOTE 5. INVESTMENT TRANSACTIONS
The cost of securities purchased and proceeds from securities sold during 1998, excluding options written and money market investments, aggregated $391,702,516 and $471,280,917, respectively.

NOTE 6. RETIREMENT PLANS AND
POST-RETIREMENT HEALTH CARE BENEFITS
The Company maintains a non-contributory money purchase pension plan covering all employees. Company contributions are based on compensation. Total plan contributions for 1998 were $140,030.

  The Company also provides certain health care benefits for retired employees. All of the Company's employees become eligible for these benefits upon retirement and the coverage is provided on a contributory basis. These benefits are subject to deductible and co-payment provisions, medicare supplements and other limitations. The net expense for post-retirement health care benefits for 1998 was $75,270.

NOTE 7. BANK BORROWING AND LINE OF CREDIT
On June 24, 1996, the Company entered into a $40 million revolving credit agreement with The Northern Trust Company. The facility expires on June 24, 1999. Borrowings outstanding bear interest at the London Interbank Offered Rate (LIBOR) plus 0.35%. The commitment fee associated with the unused portion of the revolving credit agreement is 0.08% per annum.

  The amount outstanding at December 31, 1998 was $5.0 million. The interest rate is reset periodically under the revolving credit facility and the fair value of the debt at December 31, 1998 approximates its carrying value. The maximum borrowing and the average daily borrowing balances during the period for which borrowings were outstanding were $5.0 million and $5.0 million, respectively. The interest rate at December 31, 1998 and the weighted average interest rate during 1998 were 6.1% and 6.2%, respectively.

24  Baker, Fentress & Company  Annual Report 1998

NOTE 8. AGREEMENTS AND TRANSACTIONS
WITH AFFILIATES

The Company has an investment advisory contract with John A. Levin & Co., Inc., a wholly-owned subsidiary of Levin Management Co., Inc., and an indirect wholly-owned subsidiary of the Company, which provides for payment of a fee at an annual rate of 0.30%, based on the value of the assets under management which was $504,511,948 at December 31, 1998. For the year ended December 31, 1998, the Company incurred management fees of $1,508,711.

  The Company's investments, other than the public portfolio, are managed by the Company's officers under the supervision of its board of directors.

  A summary of transactions with affiliated companies during the year ended December 31, 1998 follows:

                                  Purchases      Realized
                                   (Sales)      Gain (Loss)     Income
                                 -----------   ------------   -----------
Consolidated-Tomoka
  Land Co......................  $        --   $         --   $ 3,500,000
DuroLite International
  Note.........................           --             --       960,000
DuroLite Europe Holdings
  Note.........................      498,895             --        36,745
  Warrant......................        1,105             --            --
Levin Management Co., Inc.
  Common stock.................           --             --            --
  Notes due 6/28/1999..........           --             --     6,391,666
TBN Holdings
  Note.........................   (8,000,000)    (7,999,999)   (2,164,603)
  Convertible Preferred........   (3,239,000)    (3,238,999)           --
  Warrants.....................      (11,000)       (10,999)           --
E-Sales, Inc.
  Convertible Preferred........      500,000             --            --
                                 -----------   ------------   -----------
                                 $10,250,000   $(11,249,997)  $ 8,723,808
                                 -----------   ------------   -----------

NOTE 9. YEAR 2000 (Unaudited)

The Company could be adversely affected if the computer systems used by the Company and its service providers, including John A. Levin & Co., Inc., do not properly process and calculate date-related information relating to the Year 2000. The Company is taking steps that it believes are reasonably designed to address the Year 2000 problem with respect to the computer systems it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Company's other major service providers. The Company does not expect to incur any significant costs in order to address the Year 2000 problem. However, at this time, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Company. In addition, there can be no assurances that the Year 2000 issue will not have an adverse effect on the Companies whose securities are held by the company or on global markets or economies generally.

                               Baker, Fentress & Company  Annual Report 1998  25

Financial Highlights

The following table shows per share operating performance data, total investment return, ratios, and supplemental data for each year in the five-year period ended December 31, 1998.

                                                                  1998         1997         1996           1995           1994
                                                                --------     --------     --------       --------       --------
Per Share Operating Performance
Net asset value, beginning of year...........................   $  21.78     $  21.77     $  21.75       $  17.47       $  20.42
                                                                --------     --------     --------       --------       --------
     Net investment income...................................       0.53         0.72         0.37           0.35           0.35
     Net realized gain (loss) and net change in
        unrealized appreciation..............................       1.50         2.26         3.31           5.67          (1.36)
                                                                --------     --------     --------       --------       --------
Total investment operations..................................       2.03         2.98         3.68           6.02          (1.01)
Less distributions:
     Dividends from net investment income....................      (0.52)       (0.54)       (0.78)         (0.35)         (0.35)
     Distribution from net realized gain.....................      (3.25)       (2.23)       (1.78)         (1.20)         (1.46)
                                                                --------     --------     --------       --------       --------
Total distributions..........................................      (3.77)       (2.77)       (2.56)         (1.55)         (1.81)
                                                                --------     --------     --------       --------       --------
Dilution (a) resulting from:
     Shares issued in acquisition of
         Levin Management Co., Inc...........................         --           --        (0.90)            --             --
     Reinvestment of capital gain distribution...............      (0.28)       (0.20)       (0.20)         (0.19)         (0.13)
                                                                --------     --------     --------       --------       --------
Total dilution...............................................      (0.28)       (0.20)       (1.10)         (0.19)         (0.13)
                                                                --------     --------     --------       --------       --------
Net asset value, end of year.................................   $  19.76     $  21.78     $  21.77       $  21.75       $  17.47
                                                                ========     ========     ========       ========       ========
Per share market price, end of year..........................   $ 15.313     $  18.25     $ 16.875       $  16.75       $  13.75

Total Investment Return-
   Shareholder Return........................................       3.45%       25.17%       15.48%         33.20%         (7.51)%

Ratios to Average Net Assets
     Expenses................................................        .80%         .87%         .90%(b)        .78%           .75%
     Expenses before interest expense........................        .76%         .74%         .77%           .78%           .75%
     Net investment income...................................       1.87%        2.07%        1.53%          1.79%          1.38%

Supplemental Data
     Net assets, end of year (000's omitted).................    771,322      783,717      741,146        599,182        461,931
     Portfolio turnover......................................      53.72%       33.72%       59.78%         35.89%         41.63%
     Shares outstanding, end of year
        (000's omitted)......................................     39,029       35,983       34,042         27,544         26,442

(a) Effect of the Company's issuance of shares at a price below net asset value.

(b)  The expense ratio before severance-related expenses was .82% for 1996.


Special Meeting of Shareholders

   1. A proposal to approve the Baker, Fentress & Company 1998 Incentive Compensation Plan was approved with 8,239,905 votes in favor, 1,171,285 votes against, and 19,200 votes abstaining.

   2. A proposal to amend the Company's fundamental investment restriction with respect to making loans was approved with 8,139,712 votes in favor, 1,212,035 votes against, and 78,644 votes abstaining.

   3. A proposal to approve a revised Portfolio Management Agreement between the Company and John A. Levin & Co., Inc. was approved with 8,210,206 votes in favor, 1,115,534 votes against, and 104,651 votes abstaining.


26  Baker, Fentress & Company  Annual Report 1998

Statement of Assets and Liabilities


                                                                          June 30, 1999
                                                                           (Unaudited)
                                                                          -------------

Assets
          Investments, at Value:
          Portfolio securities:
              Unaffiliated issuers (cost $397,282,153)..................   $515,022,363
              Controlled affiliates (cost $137,256,517).................    196,392,500
              Non-controlled affiliates (cost $690,097).................     30,048,529
          Money market securities (cost $11,988,933)....................     11,988,750
                                                                           ------------
                  Total Investments (cost $547,217,700).................    753,452,142
          Cash and Cash Equivalents.....................................     93,270,450
          Receivable for Securities Sold................................        968,679
          Dividends and Interest Receivable.............................        664,169
          Other Assets..................................................        605,220
                                                                           ------------
                  Total Assets..........................................    848,960,660
                                                                           ------------

LIABILITIES
          Bank Borrowing................................................      5,000,000
          Payable for Securities Purchased..............................      2,848,302
          Payable to Affiliate for Investment Management Fee............        130,000
          Accounts Payable and Accrued Liabilities......................        762,592
                                                                           ------------
                  Total Liabilities.....................................      8,740,894
                                                                           ------------
NET ASSETS..............................................................   $840,219,766
                                                                           ============

ANALYSIS OF NET ASSETS
          Common Stock, $1 par value, authorized--60,000,000 shares;
              issued and outstanding--39,029,101 shares.................   $ 39,029,101
          Capital Surplus...............................................    463,425,243
          Undistributed Net Realized Gain from Investment Transactions..     80,916,439
          Other Retained Earnings (a)...................................     50,614,541
          Net Unrealized Appreciation of Investments....................    206,234,442
                                                                           ------------
NET ASSETS..............................................................   $840,219,766
                                                                           ============
NET ASSET VALUE PER SHARE...............................................   $      21.53
                                                                           ============

          ------------
          (a) Prior to January 1, 1970, operating and other non-portfolio activities were included in other retained earnings.

          See accompanying Notes to Financial Statements


4   Baker, Fentress & Company Midyear Report 1999

Statement of Operations




                                                                 Six Months Ended
                                                                   June 30, 1999         Year Ended
                                                                    (Unaudited)       December 31, 1998
                                                                 ---------------      -----------------
INVESTMENT INCOME:
          Dividends from:
             Unaffiliated issuers............................      $ 4,112,771           $  8,557,407
             Affiliate.......................................        1,750,000              3,500,000
                                                                   -----------           ------------
                                                                     5,862,771             12,057,407
                                                                   -----------           ------------
          Interest from:
            Unaffiliated issuers.............................        1,462,724              3,546,104
            Affiliates.......................................        3,599,509              5,223,808
                                                                   -----------           ------------
                                                                     5,062,233              8,769,912
                                                                   -----------           ------------
                  Total Income...............................       10,925,004             20,827,319
                                                                   ===========           ============
EXPENSES:
          Investment management fee..........................          780,685              1,508,711
          Administration and operations......................          791,663              1,447,660
          Interest on bank borrowing.........................          147,799                339,521
          Investment research................................          218,370                875,113
          Professional fees..................................          860,310                369,758
          Directors' fees and expenses.......................          243,579                391,499
          Rent...............................................          152,809                341,514
          Reports to shareholders............................          141,153                322,771
          Custodian and transfer agent fees..................           77,243                149,206
          Taxes other than income............................           68,572                 83,173
          Other..............................................          201,917                408,522
                                                                   -----------           ------------
                  Total Expenses.............................        3,684,100              6,237,448
                                                                   -----------           ------------
                          Net Investment Income..............        7,240,904             14,589,871
                                                                   -----------           ------------

NET REALIZED AND UNREALIZED GAIN:
          Net realized gain on sales of investments..........       78,175,867             80,093,075
          Change in net unrealized appreciation..............       (4,810,499)           (20,884,833)
                                                                   -----------           ------------
                  Net Realized and Unrealized Gain...........       73,365,368             59,208,242
                                                                   -----------           ------------
Net Increase in Net Assets Resulting from Operations.........      $80,606,272           $ 73,798,113
                                                                   ===========           ============


          See accompanying Notes to Financial Statements


                               Baker, Fentress & Company Midyear Report 1999   5

Statements of Cash Flows


                                                                                 Six Months Ended
                                                                                   June 30, 1999       Year Ended
                                                                                    (Unaudited)      December 31, 1998
                                                                                 ----------------    -----------------
Cash Flows from Operating Activities:
          Net increase in net assets resulting from operations...................   $  80,606,272      $  73,798,113
          Adjustments to reconcile net increase in
            net assets resulting from operations to net cash
            provided by operating activities:
            Net realized and unrealized (gain) on investments....................     (73,365,368)       (59,208,242)
            Decrease in receivable for securities sold...........................         131,613            911,430
            Decrease in dividends and interest receivable........................         147,201          2,383,008
            (Increase) decrease in other assets..................................          74,872            (69,962)
            Increase (decrease) in accounts payable and accrued liabilities......         (32,849)        (1,260,179)
            Increase (decrease) in payable for investment management fee.........           3,000             (8,000)
            Increase (decrease) in payable for securities purchased..............       2,848,302         (6,502,179)
            Net amortization of (discounts)......................................        (304,215)          (504,621)
                                                                                    -------------      -------------
              Net cash provided by operating activities..........................      10,108,828          9,539,368
                                                                                    -------------      -------------
Cash Flows from Investing Activities:
          Purchases of portfolio securities and closing
            of short positions...................................................    (208,457,544)      (421,721,571)
          Proceeds from sales of portfolio securities
            and securities sold short............................................     247,985,772        502,011,542
          Net realized gain on financial futures transactions....................              --            324,058
          (Purchases) and sales/maturities of money
            market securities, net...............................................      12,991,622          4,767,157
                                                                                    -------------      -------------
              Net cash provided by investing activities..........................      52,519,850         85,381,186
                                                                                    -------------      -------------
Cash Flows from Financing Activities:
          Dividends and capital gain distributions...............................     (11,708,730)       (86,193,112)
                                                                                    -------------      -------------
            Net cash used in financing activities................................     (11,708,730)       (86,193,112)
                                                                                    -------------      -------------
Net Increase in Cash and Cash Equivalents........................................      50,919,948          8,727,442
Cash and Cash Equivalents at the
  Beginning of the Period........................................................      42,350,502         33,623,060
                                                                                    -------------      -------------
Cash and Cash Equivalents at the
  End of the Period..............................................................   $  93,270,450      $  42,350,502
                                                                                    =============      =============
Supplemental Disclosure of Noncash Financing Activities:
          Capital gain distribution reinvestments................................   $          --      $  52,060,630
                                                                                    =============      =============


          See accompanying Notes to Financial Statements

6   Baker, Fentress & Company Midyear Report 1999

Statements of Changes in Net Assets

                                                                           Six Months Ended
                                                                             June 30, 1999        Year Ended
                                                                              (Unaudited)      December 31, 1998
                                                                           ----------------    -----------------
Operations:
          Net investment income........................................       $  7,240,904       $  14,589,871
          Net realized gain............................................         78,175,867          80,093,075
          Change in net unrealized appreciation........................         (4,810,499)        (20,884,833)
                                                                              ------------       -------------
            Net increase in net assets resulting from operations.......         80,606,272          73,798,113
                                                                              ------------       -------------

Distributions to Shareholders from:
          Net investment income........................................         (4,683,492)        (14,347,947)
          Net realized gain............................................         (7,025,238)       (123,905,795)
                                                                              ------------       -------------
            Total distributions to shareholders........................        (11,708,730)       (138,253,742)
                                                                              ------------       -------------
              Net increase (decrease) in net assets from
                operations after distributions.........................         68,897,542         (64,455,629)
                                                                              ------------       -------------
Capital Share Transactions-Net Increase................................                 --          52,060,630
                                                                              ------------       -------------
Total Increase (Decrease) in Net Assets................................         68,897,542         (12,394,999)
Net Assets at the Beginning of the Period..............................        771,322,224         783,717,223
                                                                              ------------       -------------
Net Assets at the End of the Period....................................       $840,219,766       $ 771,322,224
                                                                              ============       =============

Undistributed Net Investment Income
  at the End of the Period.............................................       $  2,799,336       $     241,924
                                                                              ============       =============

          See accompanying Notes to Financial Statements

                                Baker, Fentress & Company Midyear Report 1999  7

Statement of Investments


June 30, 1999 - Unaudited                                                                Shares       Value
                                                                                        -------    -----------
INVESTMENTS IN UNAFFILIATED ISSUERS -- 61.30%
  Common Stock -- 54.39%
      Basic Materials -- 2.35%
        E.I. du Pont de Nemours and Company.....................................         65,000    $ 4,440,313
        Minerals Technologies Inc...............................................         14,700        820,444
        Monsanto Company........................................................        328,500     12,996,281
        Placer Dome Inc.........................................................         65,905        774,384
        Solutia Inc.............................................................         34,000        724,625
                                                                                                   -----------
                                                                                                    19,756,047
                                                                                                   -----------
      Capital Goods -- 6.83%
        The Boeing Company......................................................         96,436      4,243,184
        Cable Design Technologies Corporation (b)...............................         95,940      1,481,074
        Cordant Technologies Inc................................................         17,100        772,706
        General Electric Company................................................        109,000     12,317,000
        IDEX Corporation........................................................         23,000        756,125
        Owens-Illinois, Inc. (b)................................................        280,000      9,152,500
        Raychem Corporation.....................................................         23,300        862,100
        Tenneco Inc.............................................................        166,600      3,977,575
        Tyco International Ltd..................................................         63,300      5,997,675
        United Technologies Corporation.........................................        157,483     11,338,776
        Xerox Corporation.......................................................        100,300      5,923,969
        York International Corporation..........................................         14,000        599,340
                                                                                                   -----------
                                                                                                    57,422,024
                                                                                                   -----------
      Communication Services -- 3.71%
        Bell Atlantic Corporation...............................................        222,000     14,513,250
        BellSouth Corporation...................................................        256,500     11,831,063
        Loral Space & Communications Ltd. (b)...................................        266,375      4,794,750
                                                                                                   -----------
                                                                                                    31,139,063
                                                                                                   -----------
      Consumer Cyclical -- 4.68%
        Beazer Homes USA, Inc. (b)..............................................         33,000        763,125
        The Black & Decker Corporation..........................................        202,300     12,770,188
        Meredith Corporation....................................................         20,000        692,500
        Tribune Company.........................................................        279,800     24,377,575
        Valuevision International, Inc. (b).....................................         35,000        695,625
                                                                                                   -----------
                                                                                                    39,299,013
                                                                                                   -----------
      Consumer Staples -- 6.09%
        Chancellor Media Corporation (b)........................................        188,800     10,407,600
        Cumulus Media Inc., Class A (b).........................................         70,000      1,531,250
        The Walt Disney Company.................................................        164,500      5,068,656
        Fox Entertainment Group, Inc. (b).......................................        227,800      6,136,363
        Interstate Bakeries Corporation.........................................         31,900        715,756
        Loews Cineplex Entertainment Corporation (b)............................         90,000        978,750
        Nabisco Holdings Corp...................................................        269,120     11,572,160
        PepsiCo, Inc............................................................         35,100      1,357,931
        Ralston Purina Company..................................................        441,300     13,432,069
                                                                                                   -----------
                                                                                                    51,200,535
                                                                                                   -----------

        See accompanying Notes to Statement of Investments

8  Baker, Fentress & Company Midyear Report 1999

Statement of Investments


June 30, 1999 - Unaudited                                                           Shares          Value
                                                                                 ------------    ------------
INVESTMENTS IN UNAFFILIATED ISSUERS (CONTINUED)

          Energy -- 2.77%
             Conoco Inc. (b)............................................              200,200    $  5,580,575
             Schlumberger N.V...........................................              128,400       8,177,475
             Unocal Corporation.........................................              239,200       9,478,300
                                                                                                  -----------
                                                                                                   23,236,350
                                                                                                  -----------
          Financials -- 9.30%
             Ace Ltd....................................................              216,800       6,124,600
             Aetna Life Insurance and Annuity Company...................               68,600       6,135,413
             Annuity and Life RE (Holdings), Ltd........................               32,700         733,706
             BankAmerica Corporation....................................               60,987       4,471,109
             The Bank of New York Company, Inc..........................              268,600       9,854,263
             W.R. Berkley Corporation...................................               65,500       1,637,500
             Crescent Real Estate Equities Company......................               35,000         831,250
             CRIIMI MAE Inc.............................................              193,600         435,600
             Fairfax Financial Holdings Ltd. (Stock Purchase Rights)....               78,000           9,750
             Financial Federal Corporation..............................               36,000         792,000
             First Investors Financial Services Group, Inc. (b).........              292,600       1,755,600
             Horace Mann Educators Corporation..........................               31,000         842,813
             Indymac Mortgage Holdings, Inc.............................              147,250       2,356,000
             Kennedy-Wilson, Inc. (b)...................................               90,000         804,375
             Mellon Bank Corporation....................................               10,600         385,575
             Northern Trust Corporation.................................               41,800       4,054,600
             PartnerRe Ltd..............................................              135,800       5,075,525
             Prison Realty Trust, Inc...................................               52,100         511,231
             Pxre Corporation...........................................               51,000         924,375
             Risk Capital Holdings, Inc. (b)............................               14,200         191,700
             Scottish Annuity & Life Holdings, Ltd. (b).................              146,550       1,575,413
             Superior National Insurance Group, Inc. (b)................               49,200       1,340,700
             Terra Nova Holdings Ltd., Class A..........................               59,800       1,610,863
             Tokio Marine & Fire Insurance Company, Limited (ADR).......              125,000       7,015,625
             UICI (b)...................................................               96,500       2,665,813
             Vail Banks, Inc. (b).......................................               26,000         269,750
             XL Capital Ltd., Class A...................................              277,875      15,699,935
                                                                                                  -----------
                                                                                                   78,105,084
                                                                                                  -----------
          Health Care -- 5.11%
             Carematrix Corporation (b).................................               45,000         559,688
             Haemonetics Corporation (b)................................               50,000       1,003,125
             Johnson & Johnson..........................................              142,100      13,925,800
             McKesson HBOC, Inc.........................................              228,130       7,342,934
             Paracelsus Healthcare Corporation (b)(c)(e)................              535,443         562,225
             Pfizer Inc.................................................               64,000       6,976,000
             Warner-Lambert Company.....................................              182,200      12,594,575
                                                                                                  -----------
                                                                                                   42,964,347
                                                                                                  -----------


See accompanying Notes to Statement of Investments

                                                                                    Baker, Fentress & Company Midyear Report 1999  9

Statement of Investments

June 30, 1999 - Unaudited                                                Shares, Contracts, or
                                                                            Principal Amount        Value
                                                                        ----------------------    -----------

INVESTMENTS IN UNAFFILIATED ISSUERS (CONTINUED)
          Technology -- 10.32%
             Compaq Computer Corporation................................             99,100      $  2,347,431
             First Data Corporation.....................................            217,700        10,653,694
             International Business Machines Corporation................            151,600        19,594,300
             Koninklijke Philips Electronics N.V........................            139,840        14,106,360
             Metamor Worldwide, Inc. (b)................................             30,000           721,875
             Schawk, Inc................................................             72,100           644,394
             Seagate Technology, Inc. (b)...............................            467,400        11,977,125
             Symantec Corporation (b)...................................             33,000           841,500
             Texas Instruments Incorporated.............................            179,300        25,819,200
                                                                                                -------------
                                                                                                   86,705,879
                                                                                                -------------
          Utilities -- 3.23%
             KeySpan Energy Corporation.................................            563,620        14,865,478
             The Williams Companies, Inc................................            288,900        12,296,306
                                                                                                -------------
                                                                                                   27,161,784
                                                                                                -------------
                Total common stock (Cost $348,840,269)..................                          456,990,126
                                                                                                -------------
     Preferred Stock -- 3.76%
             Crown Cork & Seal Company, Inc., 4.50%.....................            188,300         5,048,794
             Loral Space & Communications Ltd. (b)......................             63,100         3,178,663
             The News Corporation Limited...............................            534,100        16,857,530
             Owens-Illinois, Inc., 4.75%................................            148,500         6,534,000
                                                                                                -------------
                Total preferred stock (Cost $28,745,151)................                           31,618,987
                                                                                                -------------
     Convertible Bonds -- 2.01%
             Hewlett-Packard Company, Zero Coupon Bond
               due 10/14/2017 (f).......................................        $22,785,000        14,895,694
             Hewlett-Packard Company, Zero Coupon Bond
               due 10/14/2017...........................................        $ 3,000,000         1,961,250
                                                                                                -------------
                 Total convertible bonds (Cost $14,555,928).............                           16,856,944
                                                                                                -------------
     Limited Partnerships -- 1.14%
             Golder, Thoma, Cressey Fund II Limited Partnership (c)(d)..                              307,326
             Penta Japan Domestic Partners, L.P.........................                            9,248,980
                                                                                                -------------
                Total limited partnerships (Cost $5,140,805)............                            9,556,306
                                                                                                -------------
              Total investments in unaffiliated issures
                (Cost $397,282,153).....................................                          515,022,363
                                                                                                 ------------


See accompanying Notes to Statement of Investments

10  Baker, Fentress & Company Midyear Report 1999

Statement of Investments


June 30, 1999 - Unaudited                                                                    Shares or
                                                                                          Principal Amount       Value
                                                                                          ----------------    ------------
INVESTMENTS IN CONTROLLED AFFILIATES -- 23.37%
   Wholly-Owned Subsidiary -- 13.69%
           Levin Management Co., Inc - investment management
            Common Stock (b)(c)(d)........................................................          1,000     $ 50,000,000
            9.23% Notes due 12/31/1999 (c)(d).............................................    $65,000,000       65,000,000
                                                                                                              ------------
               Total wholly-owned subsidiary (Cost $120,645,890)..........................                     115,000,000
                                                                                                              ------------
   Publicly Traded -- 8.66%
           Consolidated-Tomoka Land Co., Common Stock (majority-owned)
            development of Florida real estate (Cost $5,030,627)..........................      5,000,000       72,812,500
                                                                                                              ------------
   Other -- 1.02%
           DuroLite International, Inc. - manufacturer and distributor of specialized lighting products
            Convertible Preferred Stock (b)(c)(d).........................................          2,500               --
            12% Subordinated Note due 11/03/2004 (c)(d)...................................    $ 8,000,000        7,501,105
           DuroLite Europe Holdings, Inc. - subsidiary of DuroLite International, Inc.
            23% Promissory Note due 08/20/1999 (c)(d).....................................    $   498,895          498,895
            Stock Purchase Warrant expiring 08/20/2008 (b)(c)(d)..........................              1               --
           E-Sales, Inc. - diversified environmental services marketing organization
            Convertible Preferred Stock (b)(c)(d).........................................        500,000          500,000
           E-Sales, Inc. - diversified environmental services marketing organization
            8% Line of Credit due 12/31/1999 (c)(d).......................................         80,000           80,000
                                                                                                              ------------
               Total other (Cost $11,580,000).............................................                       8,580,000
                                                                                                              ------------
           Total investments in controlled affiliates (Cost $137,256,517).................                     196,392,500
                                                                                                              ------------

INVESTMENTS IN NON-CONTROLLED AFFILIATES -- 3.58%
   Publicly Traded
           Citadel Communications Corporation - radio broadcasting
            Common Stock (b)(c)...........................................................        830,357       30,048,529
                                                                                                              ------------
           Total investments in non-controlled affiliates (Cost $690,097).................                      30,048,529
                                                                                                              ------------

MONEY MARKET SECURITIES -- 1.43%
           U.S. Treasury bills - 4.324% due 07/08/1999....................................    $12,000,000       11,988,750
                                                                                                              ------------
           Total investments in money market securities (Cost $11,988,933)................                      11,988,750
                                                                                                              ------------

TOTAL INVESTMENTS -- 89.68% (Cost $547,217,700)...........................................                     753,452,142
                                                                                                              ------------
Cash and Other Assets, Less Liabilities -- 10.32%.........................................                      86,767,624
                                                                                                              ------------
NET ASSETS -- 100.00%.....................................................................                    $840,219,766
                                                                                                              ============

See accompanying Notes to Statement of Investments

                               Baker, Fentress & Company Midyear Report 1999  11

Notes to Statement of Investments

----------------------
(a) Based on the cost of investments of $496,313,018, for federal income tax purposes at June 30, 1999, net unrealized appreciation was $257,139,125, which consisted of gross unrealized appreciation of $273,146,601 and gross unrealized depreciation of $16,007,476.

(b)  Non-income producing security.

(c) Subject to legal or contractual restrictions on sale. They are valued at cost on the dates of acquisition and at a fair value as determined in good faith by the board of directors of the Company as of June 30, 1999, based upon all factors deemed relevant by the board. The quantitative and qualitative factors considered by the board of directors may include, but are not limited to, type of securities, nature of business, marketability, restrictions on disposition, market price of unrestricted securities of the same issue (if any), comparative valuation of securities of publicly-traded companies in the same or similar industries, valuation of recent mergers and acquisitions of similar companies, current financial condition and operating results, sales and earnings growth, operating revenues, competitive conditions, and current and prospective conditions in the overall stock market.

     The values determined by the board of directors may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the fair values included in the statement of investments may differ from the values that would have been used had a ready market existed for these securities, and such differences could be significant. The aggregate value of restricted securities was $154,498,080 or 18.4% of net assets, at June 30, 1999.

(d) There were no unrestricted securities of the same issue outstanding on June 30, 1999 or the dates of acquisition.

(e) Represents 80% of the current market price of unrestricted common stock of Paracelsus Healthcare Corporation.

(f) Security exempt from registration requirements under Rule 144A of the Securities Act of 1933 which permits resales of eligible securities issued in private placements and other transactions to "Qualified Institutional Investors."

12  Baker, Fentress & Company Midyear Report 1999

Notes to Financial Statements -- (Unaudited)


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The Company is registered under the Investment Company Act of 1940 as a non-diversified closed-end management investment company. The Company invests for total return with an emphasis on capital appreciation.

Investment valuation

Investments are stated at "value." Securities traded on securities exchanges or on the Nasdaq National Market are valued at the last reported sales prices on the day of valuation; listed and Nasdaq securities for which no sales were reported on that day and other securities traded in the over-the-counter market are valued at the mean of closing bid and asked prices on that day. Money market securities are valued at market value. Options traded on an exchange are valued using the last sale price on the day of valuation or, if the last sale price falls outside the range of the bid and asked prices, at the bid or asked price in the case of long options and short options, respectively. Restricted securities and other securities for which prices are not readily available, or for which market quotations are considered not to reflect fair value, are valued at a fair value as determined by the board of directors as explained in Note (c) in the Notes to Statement of Investments. The values determined by the board of directors, including the values of the Company's investments in Consolidated-Tomoka Land Co. (CTO) and Levin Management Co., Inc. (Levco), discussed below, may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the fair values included in the Company's financial statements may differ from the values that would have been used had a ready market existed for these securities, and such differences could be significant.

     The Company may be considered to be a "controlling person" of CTO and Levco within the meaning of the Securities Act of 1933. A public sale of shares of these companies would require registration under the Securities Act. The shares of CTO are valued by the board of directors at the closing price as reported by the American Stock Exchange on the day of valuation. The shares of Levco are not publicly-traded and are valued at a fair value as determined by the board of directors.

Investment transactions

Investment transactions are accounted for on the trade date. Realized gains and losses on investment transactions are determined on an identified cost basis.

Investment income

The Company records dividends on the ex-dividend date. Interest income is recorded on an accrual basis and includes amortization of premium and discount. Such income is classified based on the affiliation status of the issuer as of the date of the financial statements.

Cash equivalents

The Company includes cash balances at its custodian bank in an interest-bearing demand deposit account and other short-term investments.

Federal income taxes, dividends, and
distributions to shareholders

In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes, the Company intends to distribute substantially all of its taxable net investment income (including net realized short-term capital gain, if any) within the time limits prescribed by the Internal Revenue Code. Accordingly, no provision has been made for federal income or excise tax on such income.

     Dividends and distributions payable to shareholders are recorded by the Company on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

                               Baker, Fentress & Company Midyear Report 1999  13

NOTE 2. CAPITAL STOCK

Transactions in capital stock for the first six months of 1999 and for the year ended December 31, 1998 were as follows:


                                  Shares                    Amount
                            --------------------     --------------------
                              1999       1998         1999        1998
                            ---------  ---------     --------  ----------
Reinvestment of
  capital gain
  distributions.........       --    3,046,020       $  --    $ 3,046,020
Increase in
  capital surplus.......                                --     49,014,610
                                                     --------  ----------
  Net increase..........                             $  --    $52,060,630
                                                     --------  ----------

     The Company may purchase shares of its own stock in open market or private transactions from time to time and at such prices and amounts as management may deem advisable. Since such purchases are made at prices below net asset value, they increase the net asset value per share of the remaining shares outstanding. The Company made no such purchases for the first six months of 1999 and for the year ended December 31, 1998.

NOTE 3. EXPENSES

Aggregate compensation paid or accrued during the first six months of 1999 and for the year ended December 31, 1998 to officers of the Company amounted to $269,732 and $880,750, respectively. Fees, excluding expenses, of $206,000 and $337,000 were incurred during the first six months of 1999 and for the year ended December 31, 1998, respectively, for directors who were not officers of the Company.

NOTE 4. FEDERAL INCOME TAX STATUS OF DISTRIBUTIONS

In December of each year, the Company distributes to its shareholders all or a portion of its net long-term capital gain realized during the year. The capital gain distribution is paid in additional shares of the Company's stock, or in cash if so elected by individual shareholders.

     In 1998, the Company made a long-term capital gain distribution of $3.25 per share. Approximately 76.0% of the $0.52 per share of ordinary income dividends paid during 1998 qualified for the corporate dividends received deduction, and 7.2% represented income earned on U.S. government obligations.

NOTE 5. INVESTMENT TRANSACTIONS

The cost of securities purchased and proceeds from securities sold during the first six months of 1999, excluding money market investments, aggregated $204,625,247 and $247,985,772, respectively.

NOTE 6. RETIREMENT PLANS AND POST-RETIREMENT HEALTH CARE BENEFITS

The Company maintains a non-contributory money purchase pension plan covering all employees. Company contributions are based on compensation. Total plan contributions for 1998 were $140,030.

     The Company also provides certain health care benefits for retired employees. All of the Company's employees become eligible for these benefits upon retirement and the coverage is provided on a contributory basis. These benefits are subject to deductible and co-payment provisions, medicare supplements and other limitations. The net expense for post-retirement health care benefits for 1998 was $75,270.

NOTE 7. BANK BORROWING AND LINE OF CREDIT

On June 24, 1996, the Company entered into a $40 million revolving credit agreement with the Northern Trust Company. The facility expires on January 15, 2000. Borrowings outstanding are at the :London Interbank Offered Rate (LIBOR) plus 0.35%. The commitment fee associated with the unused portion of the revolving credit agreement is 0.08% per annum.

     The amount outstanding at June 30, 1999 was $5.0 million. The interest rate is reset periodically under the revolving credit facility and the fair value of the debt at June 30, 1999 approximates its carrying value. The maximum borrowing and

14 Baker, Fentress & Company Midyear Report 1999 the average daily borrowing balances during the period for which borrowings were outstanding were $5.0 million and $5.0 million, respectively. The interest rate at June 30, 1999 and the weighted average interest rate during the first six months of 1999 were 5.4% and 5.4%, respectively.

NOTE 8. AGREEMENTS AND TRANSACTIONS WITH AFFILIATES

Agreements:

The Company has an investment advisory contract with John A. Levin & Co., Inc., a wholly-owned subsidiary of Levin Management Co., Inc., and an indirect wholly-owned subsidiary of the Company, which provides for payment of a fee at an annual rate of 0.30%, based on the value of the assets of the public portfolio of the Company. For the six months ended June 30, 1999, the Company incurred management fees of $760,685.

     The Company's investments, other than the public portfolio, are managed by the Company's officers under the supervision of its board of directors.

     A summary of transactions with affiliated companies during the six months ended June 30, 1999 follows:

                                   Purchases     Realized
                                    (Sales)     Gain (Loss)       Income
                                  -----------   -----------     ----------
Citadel Communications
  Corporation
     Common stock...............  $(1,170,899)  $37,593,605     $    --
Consolidated-Tomoka
  Land Co.......................        --            --         1,750,000
DuroLite International
     Note.......................        --            --           240,000
DuroLite Europe Holdings, Inc.
     Note.......................        --            --            55,253
     Warrant....................        --            --             --
Levin Management Co., Inc.
     Common stock...............        --            --             --
     Note due 12/28/1999........                      --         3,303,625
E-Sales Inc.
     Convertible Preferred......        --            --             --
     Line of Credit.............       80,000         --               631
                                  -----------   -----------     ----------
                                  $(1,090,899)  $37,593,605     $5,349,509
                                  ===========   ===========     ==========

NOTE 9. PLAN FOR DISTRIBUTION OF ASSETS

The Company has called a special meeting of shareholders to be held on August 19, 1999 to vote on the Plan for Distribution of Assets. If approved, the Company will sell its public and private portfolio securities and distribute the net proceeds to shareholders. In addition, the Company will distribute the shares of Consolidated-Tomoka Land Co. it owns to shareholders.

After the distribution of assets is completed, the Company will de-register as an investment company, but remain in business as a holding company with one principal asset -- Levco and its related companies.

The proxy statement for this special shareholders' meeting contains more detailed information.

NOTE 10. YEAR 2000

The Company could be adversely affected if the computer systems used by the Company and its service providers, including John A. Levin & Co., Inc., do not properly process and calculate date-related information relating to the Year 2000. The Company is taking steps that it believes are reasonably designed to address the Year 2000 problem with respect to the computer systems it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Company's other major service providers. The Company does not expect to incur any significant costs in order to address the Year 2000 problem. However, at this time, there can be no assurance that these steps will be sufficient to avoid any adverse impact on the Company. In addition, there can be no assurances that the Year 2000 issue will not have an adverse effect on the companies whose securities are held by the Company or on global markets or economies generally.


                              Baker, Fentress & Company  Midyear Report 1999  15

Portfolio Changes Exceeding $2.5 Million

Quarter Ended June 30, 1999 - Unaudited
Purchases                                                Cost
---------                                             -----------
Warner-Lambert Company..........................     $ 11,983,799
McKesson HBOC, Inc..............................        8,038,936
Seagate Technology, Inc.........................        7,150,323
Xerox Corporation...............................        5,745,898
Tyco International Ltd..........................        5,534,904
Schlumberger N.V................................        5,437,100
BellSouth Corporation...........................        5,158,341
Johnson & Johnson...............................        4,685,536
Monsanto Company................................        3,722,137
Fox Entertainment Group, Inc....................        3,697,140
Engelhard Corporation...........................        3,196,050
The News Corporation Limited....................        2,967,231
General Electric Company........................        2,962,417
Nabisco Holdings Corp...........................        2,667,117
Compaq Computer Corporation.....................        2,600,560
                                                     ------------
                                                     $ 75,547,489
                                                     ============

Sales                                                  Proceeds
-----                                                ------------
Citadel Communications Corporation..............     $ 28,462,491
MediaOne Group, Inc.............................       27,394,547
Potomac Electric Power Company..................       17,837,095
Sempra Energy...................................       11,829,084
Tribune  Company................................       10,316,146
Security Capital U.S. Realty....................        9,480,313
Sundstrand Corporation..........................        9,046,066
Duke Energy Corporation.........................        8,489,100
TRW Inc.........................................        8,193,491
Lockheed Martin Corporation.....................        5,074,779
Engelhard Corporation...........................        3,784,783
United Technologies Corporation.................        3,132,022
                                                     ------------
          Total.................................     $143,039,917
                                                     ============

Top Ten Holdings

Our top ten holdings as a percent of net assets at June 30, 1999 were:


 1.  Levin Management (with its subsidiaries, including Levco) Investment advisor........   13.7%
 2.  Consolidated-Tomoka, Florida real estate............................................    8.7
 3.  Citadel Communications, Radio broadcasting..........................................    3.6
 4.  Texas Instruments, Electronic components and semiconductors.........................    3.1
 5.  Tribune, Publishing and broadcasting................................................    2.9
 6.  International Business Machines, Computer technology................................    2.3
 7.  The News Corp, Publishing and broadcasting..........................................    2.0
 8.  Hewlett-Packard, Computer technology................................................    2.0
 9.  XL Capital, Insurance...............................................................    1.9
10.  KeySpan Energy, Electric and gas utility............................................    1.8
                                                                                            ----
                     Total...............................................................   42.0%
                                                                                            ====

16  Baker, Fentress & Company Midyear Report 1999

Financial Highlights

The following table shows per share operating performance data, total investment return, ratios and supplemental data for the six months ended June 30, 1999 and for each year in the five-year period ended December 31, 1998.

                                                       Six Months
                                                         Ended
                                                      June 30, 1999               Year Ended December 31,
                                                       (Unaudited)      1998       1997          1996        1995           1994
                                                      -------------     ----       ----          ----        ----           ----
Per Share Operating Performance
Net asset value, beginning of year..                    $  19.76     $  21.78    $  21.77     $  21.75     $  17.47       $  20.42
                                                        --------     --------    --------     --------     --------       --------
     Net investment income..........................         .37         0.53        0.72         0.37         0.35           0.35
     Net realized gain (loss) and
      net change in unrealized appreciation
      and other changes.............................        1.70         1.50        2.26         3.31         5.67          (1.36)
                                                        --------     --------    --------     --------     --------       --------
Total investment operations.........................        2.07         2.03        2.98         3.68         6.02          (1.01)
Less distributions:
     Dividends from net investment
      income........................................        (.30)       (0.52)      (0.54)       (0.78)       (0.35)         (0.35)
     Distribution from net realized
      gain..........................................          --        (3.25)      (2.23)       (1.78)       (1.20)         (1.46)
                                                        --------     --------    --------     --------     --------       --------
Total distributions.................................        (.30)       (3.77)      (2.77)       (2.56)       (1.55)         (1.81)
                                                        --------     --------    --------     --------     --------       --------
Dilution (a) resulting from:
     Shares issued in acquisition of
       Levin Management Co., Inc....................          --           --          --        (0.90)          --             --
     Reinvestment of capital gain
       distribution.................................          --        (0.28)      (0.20)       (0.20)       (0.19)         (0.13)
                                                        --------     --------    --------     --------     --------       --------
Total dilution......................................          --        (0.28)      (0.20)       (1.10)       (0.19)         (0.13)
                                                        --------     --------    --------     --------     --------       --------
Net asset value, end of period......................    $  21.53     $  19.76    $  21.78     $  21.77     $  21.75       $  17.47
                                                        ========     ========    ========     ========     ========       ========
Per share market price, end of
 period.............................................    $  19.00     $ 15.313    $  18.25     $ 16.875     $  16.75       $  13.75

Total Investment Return-
  Shareholder Return................................       26.07%        3.45%      25.17%       15.48%       33.20%         (7.51)%

Ratios to Average Net Assets
Expenses............................................         .94%         .80%        .87%         .90%(b)      .78%           .75%

Expenses before interest expense....................         .90%         .76%        .74%         .77%         .78%           .75%

Net investment income...............................        1.82%        1.87%       2.07%        1.53%        1.79%          1.38%

Supplemental Data
Net assets, end of period (000's
 omitted)...........................................     840,220      771,322     783,717      741,146      599,182        461,931
Portfolio turnover..................................       56.00%       53.72%      33.72%       59.78%       35.89%         41.63%

Shares outstanding, end of period
  (000's omitted)...................................      39,029       39,029      35,983       34,042       27,544         26,442

     ----------
     (a) Effect of the Company's issuance of shares at a price below net asset value.

     (b) The expense ratio before severance-related expenses was .82% for 1996.

                               Baker, Fentress & Company Midyear Report 1999  17

                                                                       Exhibit D

                     RESOLUTIONS OF THE BOARD OF DIRECTORS
                         OF BAKER, FENTRESS & COMPANY


     RESOLVED, that the officers of Baker, Fentress & Company (the "Company") are authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications pursuant to Section 8(f) of the Investment Company Act of 1940, or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders, and any amendments to such application or applications as may be necessary or appropriate, in each case to declare that the Company has ceased to be an investment company.

     RESOLVED FURTHER, that any officer of the Company is authorized to take such further action, and to make such representations on behalf of the Company, in any matters relating to such application or any amendment thereto as they or any of them may approve as necessary or desirable.

                                                                       Exhibit E

                                  VERIFICATION


     The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing application for and on behalf of BAKER, FENTRESS & COMPANY; that he is the Chairman of the Board of such Company and that all actions by the directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                      /s/  James P. Gorter
                                         James P. Gorter
                                      Chairman of the Board


Subscribed and sworn to me, the
undersigned Notary Public this 2nd
day of September, 1999


/s/ Roberta Sternback
Notary Public

My Commission expires: July 2, 2001
[Notary Seal]

                                                                       EXHIBIT F

SECURITIES AND EXCHANGE COMMISSION
[Ref. No. IC 22937; 811-5517]

Baker, Fentress & Company;

Notice of Application

___________, 1999

Agency:  Securities and Exchange Commission ("SEC").

Action: Notice of application for deregistration under section 8(f) of the Investment Company Act of 1940 (the "1940 Act").

Summary of Application: Applicant seeks an order declaring that it has ceased to be an investment company.

Filing Dates:  The application was filed on _________.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ____________, 1999, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the SEC's Secretary.


Addresses: Secretary, SEC, 450 5th Street, N.W., Washington, DC 20549. Applicant, 200 West Madison Street, Chicago, IL 60606.

For Further Information Contact:


Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 450 5th Street, N.W., Washington, DC 20549 (tel. 202-942-8090).

Applicant's Representations:

     1. Baker, Fentress & Company (the "Company") is a registered closed-end management investment company organized as a Delaware corporation.

     2. The Company's investment objective is total return with an emphasis on capital appreciation. The Company also invests for the purpose of controlling and managing portfolio companies. For internal management purposes, the Company has divided its investment portfolio into four segments:

     . a diversified portfolio of investments in publicly-traded, predominately large-cap companies with a focus on long-term appreciation and capital preservation;

     . investments in private placement securities generally acquired directly from issuing companies;

     . Levin Management Co., Inc ("Levin Management") and its subsidiaries, including John A. Levin & Co., Inc. ("Levco"), a registered investment adviser that manages the Company's public portfolio; and

     .  a 78.5% interest in Consolidated-Tomoka Land Company.

     3. The Company states that it communicated to its shareholders, in a proxy statement dated July 22, 1999, that it no longer intends to hold itself out as being engaged in the business of investing, reinvesting, or trading in securities within the meaning of section 3(a)(1)(A) of the 1940 Act. The Company states that it communicated to shareholders that the Company's assets would be better used to manage an operating business that consisted of Levco, the Company's indirect, wholly-owned subsidiary.

     4. On June 17, 1999, the Board of Directors of the Company (the "Board"), including those directors who are not "interested persons" of the Company under the 1940 Act, considered and unanimously approved the Plan for Distribution of Assets of the Company (the "Plan") and authorized the Plan's submission to the Company's shareholders. The Plan authorizes the Company to: (1) stop investing in accordance with the Company's current investment objectives, restrictions and policies, liquidate the securities held in the public portfolio and continue liquidating the private portfolio; (2) invest the proceeds of the liquidation in short-term, liquid investments; (3) distribute the proceeds of the liquidation and the Company's shares of CTO to the Company's shareholders; (4) prepare and file the documents necessary to deregister the Company as an investment company and close the Company's Chicago office after the Company has deregistered; and
(5) continue in business as a holding company, the principal remaining asset of which will be the Levco Companies. The Company sent proxy materials to shareholders on July 22, 1999. On August 19, 1999, the shareholders of the Company approved the Plan, and the deregistration of the Company under the 1940 Act.

     5. In determining that it was in the best interests of the Company and its shareholders that the Company cease to be an investment company, the Board considered the following factors: (a) the Company's common stock historically has traded at a larger, more persistent discount than the common stock of many other closed-end equity funds; and (b) the Company will have greater flexibility and freedom to devote its attention to running its businesses as an operating company if it no longer is subject to the bookkeeping, recordkeeping and compliance provisions of the 1940 Act.

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     6.   The Company is not a party to any other litigation or administrative proceeding.

     7. The Company states that it will not in the future operate its business so as to be an investment company required to be registered under the 1940 Act. The Company states that it will not in the future hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

Applicant's Legal Analysis:

     1. After the Plan is completed, the Company asserts that it no longer will hold itself out as being engaged in the business of investing, reinvesting, or trading in securities within the meaning of section 3(a)(1)(A) of the 1940 Act. In the Company's proxy statement dated July 22, 1999 seeking approval of the Plan, the Company stated: "The Plan provides for the sale of the securities in the public and private portfolios . . . The Company will distribute the net cash proceeds of the sales of the Company's securities investments to shareholders on a proportionate basis, based upon the number of shares each shareholder owns at various record dates that the Company will determine and announce." Also, in the proxy statement, the Company stated: "The Plan provides for the eventual cessation of the Company's investment activities and its deregistration under the Investment Company Act, which requires the SEC to enter an order declaring that the Company has ceased to be an investment company."

     2. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer which "is engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding forty percent of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."/1/ The Company asserts that after completion of the Plan, it no longer will meet the definition of an investment company under section 3(a)(1)(C) because it will not own, and will not propose to acquire "investment securities" having a value exceeding 40% of the value of its total assets.

     3. The Company asserts that because Levco is a wholly-owned subsidiary of the Company, its common stock owned by the Company is not an "investment security" within the meaning of section 3(a)(2) of the 1940 Act. The Company states that, by January 7, 2000, its "investment securities" for purposes of section 3(a)(1)(C), will represent 0% of its total assets, excluding cash and Government securities.

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/1/  Investment securities are defined in section 3(a)(2) of the Act to include all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority owned subsidiaries of the owner which are not investment companies, and are not relying on the exception from the definition of investment company in Sections 3(c)(1) or 3(c)(7) of the Act.

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     4.   The Company's total assets at June 30, 1999, totaled $848,960,660. The
Company's accounts payable and accrued liabilities at June 30, 1999 consisted of accrued compensation, accrued post-retirement healthcare benefits, interest payable on bank borrowings and other liabilities.

     5. The Company states that its income from the date of the completion of the Plan will consist primarily of income generated by Levco, and none of the Company's income during the period following completion of the Plan will be derived from "investment securities." The Company states that it anticipates receiving income from Levco, the amount of which will be within the Company's control, but limited by Levco's net income. Levco's 1998 revenues totaled $41,730,000, resulting in net income of $4,343,000. For the period January 1, 1999 through June 30, 1999, Levco had net income of approximately $2,594,000. The Company anticipates similar revenues and income for Levco for the coming year, although there can be no assurance that such levels can be achieved.

     6. The Company states that it currently intends to continue to develop and expand its operating business. Giving effect to the completion of the Plan, the Company's investment securities would be 0% of the Company's total assets. The Company states that it has no intention to increase the number of investment securities it holds. The Company does not expect to invest its net income in investment securities within the meaning of section 3(a)(2) of the 1940 Act, except as discussed below. The Company expects that it may invest in short-term securities as a cash management tool when accumulation of cash is necessary or appropriate to meet the Company's requirements, including pending payment of dividends, to make additional investments in the Company's subsidiaries or to acquire other companies or businesses, or to repay borrowings. In addition, the Company expects that it may invest in longer-term debt securities to offset particular Company liabilities. The Company intends to manage its cash and its investments in such a way as to avoid again coming within the definition of investment company under the 1940 Act.

     For the SEC, by the Division of Investment Management, under delegated authority.

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